Form 10-K, Exhibit 13
period 1999-12-31
UMPQUA HOLDINGS CORP
filed 2000-03-31
CIK 1077771

Index to Financial Information

                                                                       Page
Management's   Discussion   and   Analysis  of   Financial
Condition and Results of Operations ................................... 17

Independent Auditors' Report .......................................... 29

Consolidated Balance Sheets ........................................... 30

Consolidated Statements of Income ..................................... 31

Consolidated Statements of Changes in Shareholders' Equity
and Comprehensive Income .............................................. 32

Consolidated Statements of Cash Flows ................................. 33

Notes to Consolidated Financial Statements ............................ 34

Corporate Information ................................................. 44

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS


Disclosure Regarding Forward Looking Statements

     The  following  narrative  includes a discussion  of certain  significant business trends and uncertainties, as well as other forward looking statements, and is intended to be read in conjunction with and is qualified in its entirety by reference to the consolidated financial statements and accompanying notes included elsewhere in this Annual Report.

     This Annual Report includes forward looking statements that are based on the current beliefs of the Company's management, as well as assumptions made by and information currently available to the Company's management. All statements other than statements of historical fact included in this Annual Report regarding the Company's financial position, business strategy, and plans and objectives of management of the Company for future operations, are forward looking statements. When used in this Annual Report, the words "anticipate," "believe," "estimate," and "intend," and words or phrases of similar meaning, as they relate to the Company or Company management, are intended to identify forward looking statements. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Based upon changing conditions, the occurrence of certain risks or uncertainties, or if any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company does not intend to update these forward looking statements. All subsequent written and oral forward looking statements attributable to the Company and/or persons acting on its behalf are expressly qualified in their entirety.

Overview

     Umpqua Holdings Corporation (the Company) is a bank holding company headquartered in Roseburg, Oregon. It is the parent company of South Umpqua Bank, a commercial bank (the Bank) and Strand, Atkinson, Williams & York, Inc., a retail brokerage firm. The Company provides financial solutions for its customers along the Interstate 5 corridor from Portland to Medford, Oregon. The Company's strategy is to differentiate itself through superior customer service, innovative product delivery, and the establishment of strong brand awareness and customer loyalty.

     The Company continued its expansion plans in 1999 with the establishment of a new loan center in February, the formation of a holding company in March, the relocation and expansion of its Sutherlin store in June, the opening of its first Portland-area store in July, and the acquisition of Strand, Atkinson, Williams & York, Inc. in November. In January 2000 the Company opened its first store in Salem.

Financial Highlights

     The Company earned $4.9 million in 1999, up 18.6% over 1998 earnings of $4.1 million. Diluted earnings per share also improved to $0.63 in 1999 compared with $0.55 in 1998. The return on average shareholders' equity improved to 13.55% for 1999 compared with 13.14% for 1998. Total loans grew over 33% in 1999 to $248.5 million at year end, while total deposits increased 17.9% to $301.7 million during the same period.

Results of Operations

     The following discussion is intended to provide information to facilitate the understanding and assessment of significant changes and trends related to the financial condition and results of operations of the Company. This discussion and analysis should be read in conjunction with Company's consolidated financial statements and notes appearing elsewhere in this Annual Report.

                                                                             Percentage
                                               1999               1998         Growth
---------------------------------------------------------------------------------------
Average assets ......................   $   336,010,000    $   279,123,000      20.4%
Average deposits ....................       271,194,000        231,781,000      17.0%
Average loans and loans held for sale       212,824,000        167,222,000      27.3%
Net income ..........................         4,874,000          4,110,000      18.6%
Return on average assets ............              1.45%              1.47%     -1.4%
Return on average equity ............             13.55%             13.14%      3.1%
Basic earnings per common share .....   $          0.64    $          0.56      14.3%
Diluted earnings per common share ...   $          0.63    $          0.55      14.5%

                      SELECTED QUARTERLY FINANCIAL DATA

     The following tables set forth the Company's unaudited consolidated financial data regarding operations for each quarter of 1999 and 1998. This information, in the opinion of management, includes all normal recurring adjustments necessary to state fairly the information set forth therein. Certain amounts previously reported have been reclassified to conform with current presentation. These reclassifications had no net impact on the results of operations.

                                                                    1999
                                                     ----------------------------------
                                                      First   Second    Third   Fourth
(in thousands)                                       Quarter  Quarter  Quarter  Quarter
---------------------------------------------------------------------------------------
Income Statement Data
Interest income ...................................   $5,723   $5,941   $6,282   $6,734
Interest expense ..................................    1,941    2,036    2,131    2,348
                                                      ---------------------------------
Net interest income ...............................    3,782    3,905    4,151    4,386
Provision for loan losses .........................      328      327      226      511
                                                      ---------------------------------
Net interest income after provision for loan losses    3,454    3,578    3,925    3,875
Noninterest income ................................      978      958      955    1,533
Noninterest expense ...............................    2,537    2,713    2,926    3,525
                                                      ---------------------------------
Income before provision for income taxes ..........    1,895    1,823    1,954    1,883
Provision for income taxes ........................      691      651      712      627
                                                      ---------------------------------
    Net Income ....................................   $1,204   $1,172   $1,242   $1,256
                                                      =================================
Basic earnings per common share ...................   $ 0.16   $ 0.15   $ 0.16   $ 0.16
Diluted earnings per common share .................   $ 0.15   $ 0.15   $ 0.16   $ 0.16


                                                                    1998
                                                     ----------------------------------
                                                      First   Second    Third   Fourth
(in thousands)                                       Quarter  Quarter  Quarter  Quarter
---------------------------------------------------------------------------------------
Income Statement Data
Interest income ...................................   $4,823   $5,140   $5,388   $5,567
Interest expense ..................................    1,781    1,785    1,872    1,856
                                                      ---------------------------------
Net interest income ...............................    3,042    3,355    3,516    3,711
Provision for loan losses .........................      274      237      180      334
                                                      ---------------------------------
Net interest income after provision for loan losses    2,768    3,118    3,336    3,377
Non-interest income ...............................      847      847      840      837
Non-interest expense ..............................    2,194    2,324    2,379    2,581
                                                      ---------------------------------
Income before provision for income taxes ..........    1,421    1,641    1,797    1,633
Provision for income taxes ........................      528      611      660      583
                                                      ---------------------------------
    Net Income ....................................   $  893   $1,030   $1,137   $1,050
                                                      =================================
Basic earnings per common share ...................   $ 0.14   $ 0.13   $ 0.15   $ 0.14
Diluted earnings per common share .................   $ 0.13   $ 0.13   $ 0.15   $ 0.13


              AVERAGE BALANCES AND AVERAGE RATES EARNED AND PAID

     The following table shows average balances and interest income or interest expense, with the resulting average yield or rates by category of average earning asset or interest-bearing liabilty:


                                        Year ended December 31, 1999    Year ended December 31, 1998   Year ended December 31, 1997
                                        -------------------------------------------------------------------------------------------
                                                   Interest  Average               Interest  Average              Interest  Average
                                                    Income    Yields                Income    Yields               Income    Yields
                                        Average       or        or      Average       or        or     Average       or        or
(in thousands)                          Balance     Expense   Rates     Balance     Expense   Rates    Balance     Expense   Rates
----------------------------------------------------------------------------------------------------------------------------------
INTEREST-EARNING ASSETS:
Loans (1)(2) ........................  $ 212,446   $  19,144   9.01%   $ 166,032   $  15,625   9.41%  $ 135,988   $  13,087   9.62%
Loans held for sale .................        378          49  12.96%       1,190         112   9.41%        449          34   7.57%
Investment securities
   Taxable securities ...............     63,774       3,966   6.22%      69,811       4,196   6.01%     57,214       3,406   5.95%
   Non-taxable securities (1) .......     19,925       1,307   6.56%       9,017         569   6.31%      4,573         329   7.19%
Temporary investments ...............     12,201         611   5.01%      10,209         558   5.47%     14,736         806   5.47%
                                       ---------------------           ---------------------          ---------------------
Total interest earning assets .......    308,724      25,077   8.12%     256,259      21,060   8.22%    212,960      17,662   8.29%
Cash and due from banks .............     18,661                          15,506                         13,248
Allowance for loan losses ...........     (2,991)                         (2,446)                        (2,159)
Other assets ........................     11,616                           9,804                          9,158
                                       ---------                       ---------                      ---------
   Total assets .....................  $ 336,010                       $ 279,123                      $ 233,207

INTEREST-BEARING LIABILITIES:
Interest-bearing checking and
   savings accounts .................  $ 137,488   $   3,417   2.49%   $ 121,568   $   3,208   2.64%  $ 105,523   $   2,827   2.68%
Time deposits .......................     77,586       3,660   4.72%      64,419       3,262   5.06%     55,868       2,860   5.12%
Term debt ...........................     26,678       1,379   5.17%      14,699         825   5.61%     13,756         806   5.86%
                                       ---------------------           ---------------------          ---------------------
   Total interest-bearing liabilities    241,752       8,456   3.50%     200,686       7,295   3.64%    175,147       6,493   3.71%
Non-interest-bearing deposits .......     56,120                          45,794                         37,795
Other liabilities ...................      2,174                           1,370                          1,818
                                       ---------                       ---------                      ---------
   Total liabilities ................    300,046                         247,850                        214,760
Shareholders' equity ................     35,964                          31,273                         18,447
                                       ---------                       ---------                      ---------
   Total liabilities and
    shareholders' equity               $ 336,010                       $ 279,123                      $ 233,207
                                       =========                       =========                      =========

NET INTEREST INCOME (1)                             $ 16,621                       $  13,765                      $  11,169
                                                    ========                       =========                      =========
NET INTEREST SPREAD                                            4.62%                           4.58%                          4.58%

AVERAGE YIELD ON EARNING ASSETS (1),(2)                        8.12%                           8.22%                          8.29%
INTEREST EXPENSE TO EARNING ASSETS                             2.75%                           2.85%                          3.05%
                                                              -----                           -----                          -----
NET INTEREST INCOME TO EARNING ASSETS (1),(2)                  5.37%                           5.37%                          5.24%
                                                              =====                           =====                          =====

(1) Tax exempt income has been adjusted to a tax equivalent basis at a 34% effective rate. The amount of such adjustment was an addition to recorded income of $397, $142 and $120 for 1999, 1998 and 1997, respectively.

(2)  Non-accrual loans are included in average balance.

                 ANALYSIS OF CHANGES IN INTEREST DIFFERENTIAL

     The following table sets forth, on a tax-equivalent basis, a summary of the changes in net interest income resulting from changes in volumes and rates. Changes not due solely to volume or rate changes are allocated to rate.

                                                                   1999 COMPARED TO 1998                 1998 COMPARED TO 1997
                                                              ---------------------------------------------------------------------
                                                              INCREASE (DECREASE)                  INCREASE (DECREASE)
                                                               DUE TO CHANGE IN                     DUE TO CHANGE IN
                                                              ---------------------------------------------------------------------
                                                               VOLUME       RATE     NET CHANGE     VOLUME       RATE   NET CHANGE
                                                              ---------------------------------------------------------------------
(in thousands)
INTEREST-EARNING ASSETS:
Loans(1) .................................................     $ 4,368      $(849)     $ 3,519      $ 2,891       (353)     $ 2,538
Loans held for sale ......................................         (76)        13          (63)          56         22           78
Investment securities
   Taxable securities ....................................        (363)       133         (230)         750         40          790
   Non-taxable securities(1) .............................         688         50          738          320        (80)         240
   Temporary investments .................................         109        (56)          53         (248)        (0)        (248)
                                                              ---------------------------------------------------------------------
      Total (1) ..........................................       4,726       (709)       4,017        3,769       (371)       3,398
INTEREST-BEARING LIABILITIES:
Interest-bearing checking and
  savings accounts .......................................         420       (211)         209          430        (49)         381
Time deposits ............................................         667       (269)         398          438        (36)         402
Term debt ................................................         672       (118)         554           55        (36)          19
                                                              ---------------------------------------------------------------------
      Total ..............................................       1,759       (598)       1,161          923       (121)         802
                                                              ---------------------------------------------------------------------
Net increase (decrease) in net interest income ...........     $ 2,967      $(111)     $ 2,856      $ 2,846      $(250)     $ 2,596
                                                              =====================================================================

(1) Tax-exempt interest income has been adjusted to a tax equivalent basis at a 34% effective tax rate.

Net Interest Income for the Years Ended December 31, 1999, 1998 and 1997

     The primary component of earnings for financial institutions is net interest income. Net interest income is the difference between interest income, primarily from loans and investments, and interest expense on deposits and borrowings. Changes in net interest income result from changes in "volume," changes in "spread," and changes in "margin." Volume refers to the level of average interest-earning assets and average interest-bearing liabilities. Spread refers to the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities. Margin refers to the ratio of net interest income to interest-earning assets and is influenced by the mix of interest-earning assets and interest-bearing liabilities as well as the relative proportion of interest-bearing liabilities to interest-earning assets.

     Net interest income on a taxable equivalent basis was $16.6 million for 1999, a $2.9 million or 20.7% improvement over 1998. The primary reason for this increase was an increase in the volume of earning assets, which averaged $308.7 million during 1999 compared with $256.3 million during 1998. The primary reasons for the increase in average interest-earning assets were increases in loans and non-taxable investment securities. Average loans were $46.4 million higher in 1999 when compared with 1998 and average non-taxable securities increased $10.9 million during the same period. The increase in average loans was due primarily to an increase in commercial real estate loans (see additional discussion under Loans). The increase in average non-taxable investments was due to the comparative attractiveness of yields available on municipal securities versus taxable securities in 1999. The yield on average loans during 1999 declined 0.40% compared with 1998 to 9.01%. This decline was due primarily to loan repricings in the Company's variable-rate loan portfolio and was consistent with overall rate movements during the period. The average prime rate in 1999 was 7.99% compared with 8.36% in 1998. Although the yield on loans declined 0.40%, the yield on average interest-earning assets declined by only 0.10% due to improvements in the mix of interest-earning assets.
Average loans comprised 68.8% of earning assets during 1999 compared with 64.8% during 1998. The increase in interest-earning assets was funded by a combination of interest-bearing deposits, term debt, and non-interest-bearing liabilities and equity. Average interest-bearing deposits increased $29.1 million, and average term debt increased $12.0 million. The average cost of interest-bearing liabilities declined 0.14% compared with 1998 to 3.50% during 1999. This decline was consistent with overall market rates during the period.

     Comparing 1998 with 1997, net interest income increased $2.6 million, and the margin improved 0.13% to 5.37%. The increase in net interest income was primarily attributable to increases in average earning assets, which were up $43.3 million. The improvement in the margin was primarily attributable to higher non-interest-bearing liabilities and equity as a proportion of earning assets. Average non-interest-bearing funding was 30.6% of average earning assets in 1998 compared with 27.3% in 1997.

Provision for Loan Losses for the Years Ended December 31, 1999, 1998 and 1997

     The provision expense is management's estimate of the amount necessary to maintain an allowance for loan losses at a level which is considered adequate based on the risk of losses inherent in the loan portfolio (see additional discussion under Allowance for Loan Losses). Management believes the allowance has been maintained at an adequate level with the provision for loan loss expense of $1,392,000 in 1999, $1,025,000 in 1998 and $562,000 in 1997. Loan
charge-offs, net of loan recoveries, were $587,000, $502,000 and $412,000 for the years 1999, 1998 and 1997, respectively.

Non-Interest Income for the Years Ended December 31, 1999, 1998 and 1997

     Non-interest income was $4,424,000 and $3,371,000 for the years ended 1999 and 1998, respectively. Service fees, the largest component of non-interest income, increased $759,000 over 1998 to $2,973,000 in 1999. This 34.2% increase was due primarily to service charges on checking accounts which were up $435,000, and ATM fee income which was up $317,000. The increase in service charges was due to deposit fee repricing and an increase in the number of checking accounts. ATM fees increased due to expansion of the Company's ATM network. Other income was $370,000 in 1999 compared with $284,000 in 1998, an $86,000 increase. Brokerage commissions and fees increased to $830,000 in 1999 compared with $523,000 in 1998. The primary reason for the increase was revenue generated by the Company's brokerage subsidiary, Strand, Atkinson, Williams & York, Inc, which was acquired in November 1999. Gain on sale of loans declined to $251,000 in 1999 from $349,000 in 1998. Gains on sales of loans result primarily from the origination and sale of single family residential loans. Loans sold were approximately $16.1 million in 1999 and $29.3 million in 1998.

     Comparing 1998 to 1997, total non-interest income increased $315,000 to $3,371,000. Improvements in service fees, commissions and gain on sale of loans were partially offset by a decline in the gain on sale of mortgage servicing rights. Service fees were up due to growth in deposit accounts and expansion of the Company's ATM network. The Company sold its mortgage servicing rights in March 1997 resulting in a $583,000 gain. As a result, there was no loan servicing income in 1999 or 1998.

Non-Interest Expense for the Years Ended December 31, 1999, 1998 and 1997

     Non-interest expense consists principally of employees' salaries and benefits, occupancy costs, communications expenses, marketing, professional fees and other non-interest expenses. One measure of a Company's ability to contain non-interest expense is the efficiency ratio. It is calculated by dividing total non-interest expense by the sum of net interest income on a tax-equivalent basis and non-interest income. The Company's efficiency ratio for 1999 was 55.6% compared with 55.3% in 1998 and 61.9% in 1997. The increase in 1999 was due partially to the operating expenses of Strand, Atkinson, Williams & York, Inc. The operating costs for the retail brokerage business are higher than those for the commercial bank. Excluding the income and operating costs of Strand, Atkinson, Williams & York, Inc., the efficiency ratio for 1999 would have been 55.2%.

     Non-interest expense for 1999 increased $2,224,000 over 1998 to $11,702,000. Salaries and benefits increased $1,115,000. Salaries and benefits expenses at Strand, Atkinson, Williams & York, Inc. accounted for $259,000 of the increase while the remainder was due to expansion at the Bank. Full-time equivalent employees at the Bank grew from 157 at the end of 1998 to 175 at the end of 1999. Occupancy expense increased $240,000 over 1998 to $945,000 for 1999. This increase was due to the opening of a new Portland store, a new loan center, the relocation and expansion of the Sutherlin store, and the opening of a Support and Accounting Office. Marketing expense increased $206,000 over 1998 to $942,000 in 1999 as the result of increased marketing efforts and the expansion into new markets. Communications expenses, which consist primarily of postage and telephone expense, were $786,000 in 1999 compared with $630,000 in 1998. The increase was due to the Company's increased loan and deposit base, as well as expansion of the Company's ATM network and costs associated with new and remodeled facilities. Professional services include director fees, attorney fees, accountant fees, security services and other fees. Professional fees were up $322,000 in 1999 compared with 1998 due primarily to the expansion and servicing of the Company's ATM network and increased internal audit and accounting fees.

     Comparing 1998 with 1997, total non-interest expense increased $678,000 to $9,478,000. Communications expense in 1998 increased $127,000 compared with 1997 due to the Company's increased loan and deposit base, as well as costs associated with the ATM network. Professional fees were $1,021,000 in 1998 compared with $796,000 in 1997. The increase from 1997 was due to increased security services related to store and ATM network expansion, and additional expenses as the result of becoming a publicly traded Company in 1998.

Income Taxes for the Years Ended December 31, 1999, 1998 and 1997

     The provision for income taxes was $2,681,000, $2,382,000 and $1,699,000 for the years 1999, 1998 and 1997, respectively. The provision resulted in effective combined federal and state tax rates of 35.5%, 36.7% and 35.8%. The 1.2% decrease in the effective rate from 1998 to 1999 was due to increased non-taxable revenue generated by the Company. In 1997 the Company's state income tax rate was reduced from 6.6% to 3.8% due to surplus revenues received by the State of Oregon.

Investment Portfolio

     Investment securities held at December 31, 1999 were $76,869,000 compared with $84,888,000 at December 31, 1998. The objectives of the investment portfolio are to provide liquidity, offset interest rate risk positions and provide a profitable interest yield to the Company. The Company classifies all of its investment securities as "available-for-sale" and consequently carries them at fair value. At December 31, 1999 the Company had net unrealized losses of $2,872,000 compared with net unrealized gains at December 31, 1998 of $1,023,000. Unrealized gains/ losses reflect changes in market conditions and do not represent the amount of actual profits or losses the Company may ultimately realize. Actual gains and losses are recognized at the time investment securities are sold or redeemed. The net unrealized losses resulted from the effect that increasing market interest rates had on the Company's fixed-rate investment portfolio. The following tables provide details of the Company's investment portfolio and its maturity distribution and yields.

     The following table provides the carrying values of the Company's portfolio of investment securities as of December 31, 1999 and 1998:

                                                                December 31,
                                                              ----------------
(in thousands)                                                 1999      1998
------------------------------------------------------------------------------
Investment Securities Available-For-Sale At Fair Value:
Obligations of U.S. Government agencies ....................  $39,153  $41,054
U.S. Treasury securities ...................................    2,509    6,081
U.S. Government agency mortgage-backed securities ..........   13,695   22,344
Obligations of states and political subdivisions ...........   21,512   14,261
Mutual fund ................................................        -    1,148
                                                              ----------------
                                                              $76,869  $84,888
                                                              ================

The maturity distribution and yields of securities at December 31, 1999 were as follows:

                                                           December 31, 1999
                                                 ------------------------------------------
                                                                                  Weighted
                                                 Amortized       Approximate       Average
                                                   Cost          Market Value      Yield(1)
-------------------------------------------------------------------------------------------
U.S. Treasuries and Agencies:
One year or less ................................ $ 2,500          $ 2,509          6.65%
One to five years ...............................  11,285           11,131          6.33%
Five to ten years ...............................  29,703           28,022          6.39%
Over ten years ..................................    --               --             --
                                                 ------------------------------------------
    Total .......................................  43,488           41,662          6.39%
                                                 ------------------------------------------

Obligations of States and Political Subdivisions:
One year or less ................................     266              266          6.70%
One to five years ...............................   6,111            6,045          6.67%
Five to ten years ...............................  15,652           14,992          6.48%
Over ten years ..................................     219              209          7.42%
                                                 ------------------------------------------
    Total .......................................  22,248           21,512          6.54%
                                                 ------------------------------------------
Serial Maturities (2) ...........................  14,005           13,695          6.26%
                                                 ------------------------------------------
                                                  $79,741          $76,869          6.41%
                                                 ==========================================

(1) Weighted average yields are stated on a federal tax equivalent basis at a 34% effective tax rate.

(2) Serial maturities include mortgage-backed securities, collateralized mortgage obligations and asset-backed securities.

Trading Account Assets

     The Company had trading account assets of $475,000 at December 31, 1999 and $0 at December 31, 1998. The Company's entire trading portfolio is the result of the Strand, Atkinson, Williams & York, Inc. acquisition, and represents securities held at year end for sale to retail clients. Trading account assets are recorded at fair value and gains/losses are recognized in income currently.

Loans

     Outstanding loans, excluding mortgage loans held for sale, were $248.5 million at December 31, 1999 compared with $186.2 million at December 31, 1999. Real estate mortgage loans increased $34.4 million from year-end 1998 to year-end 1999 while construction loans increased $16.2 million during the same period. The Company also experienced strong growth in the Commercial and Industrial loan segment, which was up $12.0 million between December 31, 1998 and December 31, 1999. The Company's loan portfolio carries credit risk, which could result in loan charge-offs. The Company manages this risk through the use of credit policies and review procedures. (See additional information under the Allowance for Loan Losses discussion.)

     The following table presents the composition of the Company's loan portfolio at December 31 of the years indicated:



                                    1999                  1998               1997                1996                 1995
                            -----------------------------------------------------------------------------------------------------
(in thousands)               Amount       %       Amount       %      Amount       %      Amount       %       Amount       %
---------------------------------------------------------------------------------------------------------------------------------
Commercial and industrial     $60,137    24.20%    $48,140    25.90%   $44,487    28.70%   $28,848     25.60%   $16,966    20.50%
Real estate:
    Construction               29,962    12.10%     13,766     7.40%    10,761     6.90%     6,235      5.50%     4,081     5.00%
    Mortgage                  128,003    51.40%     93,592    50.20%    69,824    45.00%    53,120     47.10%    42,518    51.40%
Individuals                    30,228    12.20%     30,309    16.30%    29,548    19.10%    24,259     21.50%    18,952    22.90%
Other                             204     0.10%        360     0.20%       458     0.30%       399      0.30%       196     0.20%
                            -----------------------------------------------------------------------------------------------------
    Total                    $248,534   100.00%   $186,167   100.00%  $155,078   100.00%  $112,861    100.00%   $82,713   100.00%
                            =====================================================================================================


     The following table sets forth the Company's loan portfolio maturities on fixed-rate loans and the repricing dates on variable-rate loans, at December 31, 1999:

                                  Within      One to        After
(in thousands)                   One Year   Five Years   Five Years   Total
----------------------------------------------------------------------------
Fixed-Rate Loan Maturities
Commercial and industrial .....  $  2,158    $ 6,545      $      8  $  8,711
Real estate ...................    10,491      2,763         7,488    20,742
Individuals ...................     2,166      9,399         6,737    18,302
Other .........................         -          -             -         -
                                 -------------------------------------------
     Total ....................  $ 14,815    $18,707      $ 14,233  $ 47,755
                                 ===========================================

Adjustable-Rate Loan Repricings
Commercial and industrial .....  $ 49,947    $ 1,478      $      -  $ 51,425
Real estate ...................    63,099     74,124             -   137,223
Individuals ...................    11,927          -             -    11,927
Other .........................       204          -             -       204
                                 -------------------------------------------
     Total ....................  $125,177    $75,602      $      -  $200,779
                                 ===========================================

Non-performing Loans

     Commercial and real estate loans are placed on non-accrual status when they are 90 days past due as to principal or interest, unless the loans are both well-secured and in the process of collection. The increase in non-accrual loans between 1999 and 1998 was primarily due to the addition of one large commercial loan in late 1999. The Company is currently addressing the issues involved with this credit, and final resolution is anticipated in the third quarter of 2000.


                                                                  Year ended December 31,
                                                   ------------------------------------------------------
(in thousands)                                        1999      1998        1997        1996        1995
---------------------------------------------------------------------------------------------------------
Loans on non-accrual status                        $ 1,398    $   457     $ 1,157     $   218     $   222
Loans past due greater than 90 days but
     not on non-accrual status                         206        159         101          26           7
Other real estate owned                                  -          -           -           -           -
                                                   ------------------------------------------------------
     Total non-performing assets                   $ 1,604    $   616     $ 1,258     $   244     $   229
                                                   ======================================================
Percentage of non-performing loans to total loans     0.65%      0.33%       0.81%       0.22%       0.28%


Allowance for Loan Losses

     The allowance for loan losses is maintained at a level considered by management to be adequate to absorb losses inherent in the loan portfolio. Management monitors and evaluates the adequacy of the allowance on an ongoing basis. The following tools are used to manage and evaluate the loan portfolio:

o    Internal credit review and risk grading system
o    Regulatory examination results
o    Monitoring of charge-off, past due and non-performing activity and trends
o    Assessment of economic and business conditions in our market areas

     On a quarterly basis, losses inherent in the portfolio are estimated by reviewing the following key elements of the loan portfolio:

o Portfolio performance measures
o Portfolio mix
o Portfolio growth rates
o Historical loss rates
o Portfolio concentrations
o Current economic conditions in our market areas

     The Company also tests the adequacy of the allowance for loan losses using the following methodologies:

o Loss allocation by internally assigned risk rating
o Loss allocation by portfolio type, based on historic loan loss experience
o The allowance as a percentage of total loans

     The allowance for loan losses is based upon estimates of losses inherent in the portfolio. The amount of losses actually incurred can vary significantly from these estimates. Assessing the adequacy of the allowance on a quarterly basis allows management to adjust these estimates based upon the most recent information available.

     At December 31, 1999 the allowance for loan losses was $3,469,000, or 1.4% of total loans, and is considered by management adequate to absorb credit losses on specifically identified loans as well as estimated credit losses inherent in the portfolio.

     The following table shows activity in the allowance for loan losses for the periods indicated:


                                                             Years ended December 31,
Summary of Loan Loss Experience               -------------------------------------------------------
(in thousands)                                   1999        1998       1997        1996        1995
-----------------------------------------------------------------------------------------------------
Loans outstanding at end of year              $ 248,534  $ 186,167   $ 155,078   $ 112,861   $ 82,713
                                              =======================================================
Average loans outstanding                     $ 212,446  $ 166,032   $ 135,988   $  97,985   $ 71,860
                                              =======================================================
Allowance for loan losses, beginning of year  $   2,664  $   2,141   $   1,991   $   1,237   $    812
Loans charged off:
    Commercial                                      549        255          82          34          -
    Real estate                                       -          -           -           -          -
    Consumer                                        288        349         391          97         92
                                              -------------------------------------------------------
    Total loans charged off                         837        604         473         131         92
                                              -------------------------------------------------------
Recoveries:
    Commercial                                      213         44          39         266          1
    Real estate                                       -          -           -           -          -
    Consumer                                         37         58          22          19         28
                                              -------------------------------------------------------
    Total recoveries                                250        102          61         285         29
                                              -------------------------------------------------------
Net loans charged off (recovered)                   587        502         412        (154)        63
Provision charged to income                       1,392      1,025         562         600        488
                                              -------------------------------------------------------
Allowance for loan losses, end of year          $ 3,469    $ 2,664   $   2,141   $   1,991   $  1,237
                                              =======================================================
Ratio of net loans charged off to average
    loans outstanding                             0.28%      0.30%       0.30%      -0.16%      0.09%
                                              -------------------------------------------------------
Ratio of allowance for loan losses to
    ending total loans                            1.40%      1.43%       1.38%       1.76%      1.50%
                                              -------------------------------------------------------

     The following table sets forth the allocation of the allowance for loan losses at December 31, 1999:

                                                            Percentage of Loans
                                                              in Each Category
(in thousands)                                    Amount       to Total Loans
-------------------------------------------------------------------------------
Commercial and industrial ....................    $1,364             24.20%
Real estate ..................................     1,694             63.50%
Loans to individuals .........................       399             12.20%
Other ........................................        12              0.10%
                                                  -------------------------
                                                  $3,469             100.00%
                                                  =========================

Capital Expenditures

     Capital expenditures for premises and equipment were $2.9 million, $0.5 million and $2.1 million for the years ended December 31, 1999, 1998 and 1997, respectively. Capital expenditures in 1999 included a Support and Accounting Office, a new Sutherlin store, a new Portland store, additional ATMs, a remodel of the Company's executive offices, and the construction of a store in Salem, which opened in January 2000.

Deposits and Borrowings

     Total deposits increased $45.9 million over year-end 1998 to $301.7 million at December 31, 1999. Deposits in Lane County increased $26.8 million as the Company continued to expand its penetration into that market. Deposits in Douglas County also increased $15.2 million during 1999. The Company does not depend on brokered deposits or higher than market priced time deposits. At December 31, 1999 time certificates of deposit of $100,000 or more were $28.9 million compared with $24.0 million at December 31, 1998.

     Borrowings increased $21.0 million during 1999 due to strong loan demand and the building up of liquidity in anticipation of possible Year 2000 depositor withdrawals. Approximately $6 million of the increase in borrowings was due to the liquidity build-up. The $6 million of borrowings were repaid in January 2000.

     The following table sets forth the average balances of Company's interest-bearing liabilities, interest expense and average rates paid for the periods indicated:

                                                                            Year ended December 31,
                                          ----------------------------------------------------------------------------------------
                                                      1999                           1998                         1997
                                          ----------------------------------------------------------------------------------------
                                          Average   Interest  Average    Average   Interest  Average   Average  Interest  Average
(in thousands)                            Balance    Expense    Rate     Balance    Expense    Rate    Balance   Expense    Rate
----------------------------------------------------------------------------------------------------------------------------------
Liabilities
Interest-bearing checking ............    $ 115,552    $2,984    2.58%    $102,513    $2,792    2.72%  $ 88,614    $2,442    2.76%
Savings accounts .....................       21,936       433    1.97%      19,055       416    2.18%    16,909       385    2.28%
Time deposits ........................       77,586     3,660    4.72%      64,419     3,262    5.06%    55,868     2,860    5.12%
Borrowed funds .......................       26,678     1,378    5.17%      14,699       825    5.61%    13,756       806    5.86%
                                          -------------------             ------------------           ------------------
   Total interest-bearing liabilities       241,752    $8,455    3.50%     200,686    $7,295    3.64%   175,147    $6,493    3.71%
                                                       ======                         ======                       ======
Non-interest-bearing liabilities .....       58,294                         47,164                       39,613
                                          ---------                       --------                     --------
Total liabilities ....................      300,046                        247,850                      214,760
                                          =========                       ========                     ========

Asset-Liability Management/Interest Rate Sensitivity

     Asset and liability management is an integral part of managing a financial institution's primary source of income, net interest income. The Company manages the balance between the rate-sensitive assets and rate-sensitive liabilities being repriced in any given period with the objectives of minimizing fluctuations in net interest income. The Company considers its rate-sensitive assets to be those that either contain a provision to adjust the interest rate periodically or mature within one year. These assets include certain loans and investment securities and interest-bearing deposits in other banks. Rate-sensitive liabilities are those liabilities that are considered sensitive to periodic interest rate changes within one year, including maturing time certificates, certain savings deposits and interest-bearing demand deposits. The difference between the aggregate amount of assets and liabilities that reprice within various time frames is called the "gap." Generally, if repricing assets exceed repricing liabilities during a time frame, the Company would be deemed to be asset sensitive. If aggregate repricing liabilities exceeded aggregate repricing assets during a time frame, the Company would be deemed to be liability sensitive during that time frame. The Company generally seeks to maintain a balanced position within one year, whereby the difference between assets and liabilities repricing is minimized. This is accomplished by maintaining a significant level of loans, investment securities and deposits available for repricing within one year.

     According to the traditional financial institution industry static gap basis table set forth on the following page, the Company was slightly liability sensitive within one year. Changes in interest rates would not be expected to have a significant impact on net interest margin.

     In addition to this static gap report, management performs a financial analysis (dynamic gap) to specifically analyze the change in net interest margin from a changing rate environment. The estimate of interest rate sensitivity takes into account the differing time intervals and differing rate change increments of each type of interest sensitive asset and liability. It then measures the projected impact of changes in market interest rates on the Company's net interest income, net interest margin, and return on equity.

     The interest rate gaps in the following table arise when assets are funded with liabilities having different repricing intervals. Since these gaps are actively managed and change daily as adjustments are made in interest rate views and market outlook, positions at the end of any period may not be reflective of the Company's interest rate sensitivity in subsequent periods. Active management dictates that longer-term economic views are balanced against prospects for short-term interest rate changes in all repricing intervals. For purposes of the analysis above, repricing of fixed-rate instruments is based upon the contractual maturity of the applicable instruments. Actual payment patterns may differ from contractual payment patterns. The change in net interest income may not always follow the general expectations of an asset sensitive or liability sensitive balance sheet during periods of changing interest rates, because interest rates earned or paid may change by differing increments and at different time intervals for each type of interest sensitive asset or liability. As a result of these factors, at any given time, the Company may be more sensitive or less sensitive to changes in interest rates than indicated in the following table.

Interest Rate Sensitivity - Static Gap Basis                                   By Repricing Interval               Non-
                                                                      -----------------------------------------  Interest-
                                                                         0-3       3-12        1-5      Over 5    Bearing
December 31, 1999 (in thousands)                                        Months    Months      Years      Years     Fund       Total
------------------------------------------------------------------------------------------------------------------------------------
Assets
Interest-bearing deposits in other banks ............................  $ 15,630  $   --     $    --     $  --    $   --     $ 15,630
Securities available-for-sale .......................................         2     8,219      19,005    49,643      --       76,869
Trading account assets ..............................................       475      --          --        --        --          475
Loans ...............................................................    92,417    47,574      94,309    14,234      --      248,534
Non-interest-earning assets and allowance for credit losses .........      --        --          --        --      45,229     45,229
                                                                       -------------------------------------------------------------
      Total .........................................................   108,524    55,793     113,314    63,877    45,229   $386,737
                                                                                                                            ========
Liabilities and Shareholders' Equity
Interest-bearing demand deposits ....................................    32,080    32,081      64,160      --        --      128,321
Savings deposits ....................................................     5,720     5,720      11,438      --        --       22,878
Time deposits
      Over $100,000 .................................................    13,854    14,801         200      --        --       28,855
      Under $100,000 ................................................    19,035    31,927       9,247     1,701      --       61,910
Term debt ...........................................................    16,000      --        30,158      --        --       46,158
Non-interest-bearing liabilities and shareholders' equity ...........      --        --          --        --      98,615     98,615
                                                                       -------------------------------------------------------------
      Total .........................................................    86,689    84,529     115,203     1,701    98,615    386,737
                                                                                                                            ========

Interest rate sensitivity gap .......................................    21,835   (28,736)     (1,889)   62,176   (53,386)
Cumulative ..........................................................  $ 21,835  $ (6,901)  $  (8,790)  $53,386   $  --
                                                                       ==================================================
Cumulative gap as a % of earning assets .............................       6.4%     (2.0%)      (2.6%)    15.6%


     Based on a financial analysis (dynamic gap) performed as of December 31, 1999, which takes into account how the specific interest rate scenario would be expected to affect each interest-earning asset and each interest-bearing liability, the Company estimates that changes in the prime rate of interest would affect the Company's performance as follows:

                                            Increase
                                           (decrease)
                                             in Net
                                            Interest     Net Interest    Return on
                                             Income         Margin        Equity
(Current prime rate is 8.50%)                (000's)     1999 = 5.37%   1999 = 13.55%
-------------------------------------------------------------------------------------
Prime Rate Increase of:
     2% to 10.50% ...................        $ 521            5.55%      14.38%
     1% to 9.50% ....................        $ 262            5.47%      13.97%
Prime Rate Decrease of:
      2% to 6.50% ...................        $(435)           5.24%      12.86%
     1% to 7.50% ....................        $(210)           5.32%      13.22%


     Return on average assets and average equity and certain other ratios for the periods indicated are presented below:

                                                   Years ended December 31,
                                              --------------------------------
(dollars in thousands, except per share data)    1999        1998       1997
------------------------------------------------------------------------------
Net income ..................................  $  4,874   $  4,110   $  3,044
Average assets ..............................  $336,010   $279,123   $233,207
Return on average assets ....................      1.45%      1.47%      1.31%

Net income ..................................  $  4,874   $  4,110   $  3,044
Average equity ..............................  $ 35,964   $ 31,273   $ 18,447
Return on average equity ....................     13.55%     13.14%     16.50%

Cash dividends declared per share ...........  $   0.16   $  0.115   $   0.08
Basic earnings per common share .............  $   0.64   $   0.56   $   0.47
Dividend payout ratio .......................     25.00%     20.54%     17.02%

Average equity ..............................  $ 35,964   $ 31,273   $ 18,447
Average assets ..............................  $336,010   $279,123   $233,207
Average equity to average assets ratio ......     10.70%     11.20%      7.91%


Liquidity

     Liquidity enables the Company to meet the borrowing needs of its customers and withdrawals of its depositors. The Company meets its liquidity needs through the maintenance of cash resources, lines of credit with other financial institutions, and a stable base of core deposits. Excess funds, when available, are deposited on a short-term basis with the Federal Home Loan Bank
(FHLB), whose interest rates approximate Federal Funds sold. The Company's main source of funds is the deposits of its individual and commercial customers. Having a stable and diversified deposit base is a significant factor in the Company's long-term liquidity structure.

     At December 31, 1999 the Company had a total funding line with the FHLB of $88.2 million. The outstanding balance of term advances was $46.2 million at December 31, 1999 leaving an available balance of $42.0 million. The Company also had available lines of $18.4 million from financial institutions. At December 31, 1999 the Company had $15.6 million in interest-bearing deposits with the FHLB. The Company also has the flexibility of selling securities from its available-for-sale portfolio to meet liquidity needs.

Capital

     Management seeks to maintain capital at a level that provides shareholders, customers and regulators with assurance of the Company's financial soundness, while at the same time employing leverage to achieve a desirable level of profitability.

     On February 8, 1999 the Board of Directors authorized the repurchase of up to 500,000 shares of the Company's common stock. The Company repurchased 89,625 shares during 1999.

     The Company is subject to certain minimum regulatory capital standards. These minimum standards include maintaining Tier 1 Capital at 4.0% and Total Capital at 8.0% of risk-weighted assets. At December 31, 1999 the Company had a Tier 1 ratio of 13.81% and a Total Capital ratio of 15.06%.

Inflation

     Assets and liabilities of a financial institution are primarily monetary in nature. Therefore, inflation has a less significant impact on financial institutions than fluctuations in interest rates. Inflation, as measured by the Consumer Price Index, has not changed significantly during the past two years and has not had a material impact on the Company.

                         INDEPENDENT AUDITORS' REPORT



To the Shareholders and Board of Directors of Umpqua Holdings Corporation:


     We have audited the accompanying consolidated balance sheets of Umpqua Holdings Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Umpqua Holdings Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.


/S/ KPMG LLP
KPMG LLP
Portland, Oregon
January 21, 2000

                         CONSOLIDATED BALANCE SHEETS

                                                                                   December 31,
                                                                             ----------------------------
                                                                                 1999             1998
---------------------------------------------------------------------------------------------------------
Assets
Cash and due from banks, non-interest-bearing (Note 2) .................   $  30,058,897    $  17,765,938
Interest-bearing deposits in other banks ...............................      15,630,197       19,201,605
                                                                           -------------    -------------
    Total cash and cash equivalents ....................................      45,689,094       36,967,543
Investment securities available-for-sale at fair value (Note 3) ........      76,868,536       84,887,992
Trading account assets .................................................         474,782             --

Mortgage loans held for sale, at cost which approximates market (Note 9)            --          1,780,225

Loans receivable (Note 4) ..............................................     248,533,933      186,166,966
    Less: Allowance for loan losses ....................................      (3,469,350)      (2,663,914)
                                                                           -------------    -------------
Loans, net .............................................................     245,064,583      183,503,052
Federal Home Loan Bank stock, at cost ..................................       2,346,200        1,949,200
Premises and equipment, net (Note 5) ...................................       9,419,744        7,161,950
Deferred tax asset (Note 8) ............................................       1,141,308             --
Intangible assets (Note 17) ............................................       2,284,415             --
Accrued interest receivable ............................................       2,422,829        2,131,553
Other assets ...........................................................       1,025,225          505,467
                                                                           -------------    -------------
                                                                           $ 386,736,716    $ 318,886,982
                                                                           =============    =============
Liabilities and Shareholders' Equity
Deposit liabilities
    Demand, non-interest-bearing .......................................   $  59,709,104    $  52,235,927
    Demand, interest-bearing ...........................................     128,321,434      111,389,033
    Savings ............................................................      22,877,722       19,968,138
    Time deposits (Note 6) .............................................      90,765,095       72,211,623
                                                                           -------------    -------------
       Total deposit liabilities .......................................     301,673,355      255,804,721
Term debt (Note 12) ....................................................      46,158,000       25,198,000
Accrued interest payable ...............................................         543,424          353,054
Deferred tax liability (Note 8) ........................................            --            318,398
Other liabilities ......................................................       1,645,715        1,067,183
                                                                           -------------    -------------
                                                                             350,020,494      282,741,356
                                                                           -------------    -------------
Commitments and contingencies (Note 15)

Shareholders' Equity (Notes 13 and 14)
Common stock, no par value, 10,000,000 shares authorized;
    issued and outstanding: 7,609,727 in 1999 and 7,667,552 in 1998           25,778,259       26,425,200
Retained earnings                                                             12,708,368        9,055,331
Accumulated other comprehensive (loss) income                                 (1,770,405)         665,095
                                                                           -------------    -------------
                                                                              36,716,222       36,145,626
                                                                           -------------    -------------
                                                                           $ 386,736,716    $ 318,886,982
                                                                           =============    =============

See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF INCOME


                                                                               Years ended December 31,
                                                                      ------------------------------------------
                                                                          1999           1998           1997
----------------------------------------------------------------------------------------------------------------
Interest Income
Interest and fees on loans ........................................   $ 19,192,599   $ 15,737,046   $ 13,113,266
Interest on taxable investment securities .........................      4,576,785      4,754,115      4,212,145
Interest on tax-exempt investment securities ......................        910,946        426,937        216,937
                                                                      ------------------------------------------
     Total interest income ........................................     24,680,330     20,918,098     17,542,348
                                                                      ------------------------------------------

Interest Expense
Interest on demand deposits .......................................      2,984,813      2,791,870      2,442,045
Interest on savings accounts ......................................        432,725        416,281        384,687
Interest on time deposits (Note 6) ................................      3,659,957      3,261,761      2,860,345
Interest on borrowed funds ........................................      1,378,453        824,555        805,976
                                                                      ------------------------------------------
     Total interest expense .......................................      8,455,948      7,294,467      6,493,053
                                                                      ------------------------------------------
        Net interest income .......................................     16,224,382     13,623,631     11,049,295
                                                                      ------------------------------------------

Provision for loan losses (Note 4) ................................      1,392,250      1,024,650        562,180
                                                                      ------------------------------------------
     Net interest income after provision for loan losses                14,832,132     12,598,981     10,487,115

Non-Interest Income
Service fees ......................................................      2,973,400      2,214,891      1,657,655
Brokerage commissions and fees ....................................        829,554        523,162        424,948
Gain on sale of loans .............................................        251,069        349,203        124,278
Loan servicing (Note 9) ...........................................           --             --           56,496
Gain on sale of mortgage servicing rights (Note 9) ................           --             --          583,334
Loss on sale of investment securities .............................           --             --          (74,700)
Other .............................................................        370,209        283,662        284,081
                                                                      ------------------------------------------
     Total non-interest income ....................................      4,424,232      3,370,918      3,056,092
                                                                      ------------------------------------------

Non-Interest Expense
Salaries and benefits (Note 11) ...................................      5,730,972      4,616,162      4,551,197
Occupancy expense .................................................        944,598        704,262        656,209
Equipment .........................................................        863,408        767,072        796,390
Communications ....................................................        785,966        630,199        502,913
Marketing .........................................................        941,618        735,976        698,333
Professional  services ............................................      1,343,276      1,020,922        796,124
Supplies ..........................................................        384,215        365,839        369,504
Other .............................................................        707,580        637,375        428,774
                                                                      ------------------------------------------
     Total non-interest expense ...................................     11,701,633      9,477,807      8,799,444
                                                                      ------------------------------------------

Income before provision for income taxes ..........................      7,554,731      6,492,092      4,743,763
Provision for income taxes (Note 8) ...............................      2,680,790      2,381,711      1,699,267
                                                                      ------------------------------------------
Net income ........................................................   $  4,873,941   $  4,110,381   $  3,044,496
                                                                      ==========================================

Earnings per Common Share (Note 10)
     Basic ........................................................         $ 0.64         $ 0.56         $ 0.47
                                                                      ==========================================
     Diluted ......................................................         $ 0.63         $ 0.55         $ 0.46
                                                                      ==========================================

See accompanying notes to consolidated financial statements.

             CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS'
                       EQUITY AND COMPREHENSIVE INCOME

                                                                                                     Accumulated
                                                 Number of                                              Other
                                                   Common     Common       Retained  Comprehensive  Comprehensive
                                                   Shares      Stock       Earnings  Income (Loss)  Income (Loss)
-----------------------------------------------------------------------------------------------------------------
Balance at January 1, 1997                        6,499,152  $10,353,990   $6,868,672                $ (200,931)
Net Income                                                                  3,044,496   3,044,496
Other comprehensive income, net of tax
     Unrealized gains on securities arising
       during the period                                                                  369,389       369,389
                                                                                       ----------
Comprehensive income                                                                   $3,413,885
                                                                                       ==========
Transfer from retained earnings to surplus (Note 13)           3,611,004   (3,611,004)
Stock options exercised (Note 14)                     9,200       41,434
Cash dividends $.0775 per share                                              (504,397)
                                                 ------------------------------------                ----------
Balance at December 31, 1997                      6,508,352  $14,006,428   $5,797,767                $  168,458
                                                 ====================================                ==========

Balance at January 1, 1998                        6,508,352  $14,006,428   $5,797,767                $  168,458
Net Income                                                                  4,110,381   4,110,381
Other comprehensive income, net of tax
     Unrealized gains on securities arising
       during the period                                                                  558,777       558,777
     Unrealized losses on securities transferred
       from held-to-maturity to available-for-sale                                        (62,140)      (62,140)
                                                                                       ----------
Comprehensive income                                                                   $4,607,018
                                                                                       ==========
Stock Issuance, net of issuance costs
  of $1,416,000                                   1,150,000   12,384,000
Stock options exercised (Note 14)                     9,200       34,772
Cash dividends $.115 per share                                               (852,817)
                                                 ------------------------------------                ----------
Balance at December 31, 1998                      7,667,552  $26,425,200   $9,055,331                $  665,095
                                                 ====================================                ==========

Balance at January 1, 1999                        7,667,552  $26,425,200   $9,055,331                $  665,095
Net Income                                                                  4,873,941  $4,873,941
Other comprehensive income, net of tax
     Unrealized losses on securities arising
       during the period                                                               (2,435,500)   (2,435,500)
                                                                                       ----------
Comprehensive income                                                                   $2,438,441
                                                                                       ==========
Stock repurchased                                   (89,625)    (857,041)
Proceeds from stock options exercised (Note 14)      31,800      210,100
Cash dividends $0.16 per share                                             (1,220,904)
                                                 ------------------------------------                ----------
Balance at December 31, 1999                      7,609,727  $25,778,259  $12,708,368               $(1,770,405)
                                                 ====================================                ==========


See accompanying notes to consolidated financial statements.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                Years ended December 31,
                                                                                 --------------------------------------------------
                                                                                      1999               1998               1997
                                                                                 ------------       ------------       ------------
Cash flows from operating activities:
    Net income ............................................................      $  4,873,941       $  4,110,381       $  3,044,496
    Adjustments to reconcile net income to net cash provided
            by operating activities:
        Federal Home Loan Bank stock dividends ............................          (148,300)          (142,700)          (132,400)
        Deferred income tax expense .......................................            34,339            288,050             95,117
        Amortization of investment premiums, net ..........................           195,222            266,396            242,151
        Origination of loans held for sale ................................       (14,163,995)       (29,667,550)       (11,988,870)
        Proceeds from sales of loans held for sale ........................        16,142,424         29,294,904         11,948,468
        Provision for loan losses .........................................         1,392,250          1,024,650            562,180
        Gain on sales of mortgage servicing rights ........................              --                 --             (583,334)
        Gain on servicing release premiums ................................          (198,204)          (341,577)              --
        Gain on sales of loans ............................................           (52,866)            (7,626)          (124,278)
        Net realized losses on sale of investment
            securities available for sale .................................              --                 --               74,700
        Depreciation of premises and equipment ............................           727,726            651,651            609,148
        Amortization of intangibles .......................................            18,326               --                 --
        Net (increase) in other assets ....................................          (461,386)          (261,832)          (568,382)
        Net increase (decrease) in other liabilities ......................           440,842           (889,965)           908,056
                                                                                 ------------       ------------       ------------
                    Net cash provided by operating activities .............         8,800,319          4,324,782          4,087,052
                                                                                 ------------       ------------       ------------
Cash flows from investing activities:
    Purchases of investment securities ....................................       (11,445,247)       (34,428,831)       (25,604,231)
    Purchases of FHLB stock ...............................................          (248,700)              --                 --
    Maturities of investment securities ...................................         6,917,235          6,813,012          6,883,413
    Principal repayments received on mortgage-backed
        and related securities ............................................         8,457,039         11,076,719          8,215,214
    Proceeds from sales of investment securities
        available-for-sale ................................................              --                 --            2,932,813
    Net  loan originations ................................................       (65,036,790)       (29,761,580)       (41,632,079)
    Purchase of loans .....................................................        (1,541,989)        (2,060,223)        (1,810,000)
    Acquisition of Strand, Atkinson, Williams & York,
          net of cash acquired ............................................        (2,828,182)              --                 --
    Proceeds from sales of loans ..........................................         3,677,864            238,553          1,520,818
    Purchases of premises and equipment ...................................        (2,885,697)          (454,604)        (2,121,362)
                                                                                 ------------       ------------       ------------
                    Net cash used by investing activities .................       (64,934,467)       (48,576,954)       (51,615,414)
                                                                                 ------------       ------------       ------------
Cash flows from financing activities:
    Net increase in deposit liabilities ...................................        45,868,634         34,079,193         48,889,024
    Dividends paid on common stock ........................................        (1,220,904)          (852,817)          (504,397)
    Net proceeds from stock offering ......................................              --           12,384,000               --
    Proceeds from stock options exercised .................................           105,010             34,773             41,434
    Retirement of common stock ............................................          (857,041)              --                 --
    Proceeds from Federal Home Loan Bank borrowings, net ..................        20,960,000         11,460,000          1,160,000
                                                                                 ------------       ------------       ------------
                    Net cash provided by financing activities .............        64,855,699         57,105,149         49,586,061
                                                                                 ------------       ------------       ------------

Net increase (decrease) in cash and cash equivalents ......................         8,721,551         12,852,977          2,057,699

Cash and cash equivalents, beginning of year ..............................        36,967,543         24,114,566         22,056,867
                                                                                 ------------       ------------       ------------

Cash and cash equivalents, end of year ....................................      $ 45,689,094       $ 36,967,543       $ 24,114,566
                                                                                 ============       ============       ============

Supplemental disclosures of cash flow information:
    Cash paid during the year for:
        Interest ..........................................................      $  8,265,578       $  7,371,202       $  6,668,178
        Income taxes ......................................................      $  2,685,000       $  1,949,109       $  1,856,010

See accompanying notes to consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

     Umpqua Holdings Corporation (the Company) is a bank holding company formed in March 1999. At that time, the Company acquired 100% of the outstanding shares of South Umpqua Bank. The Company is headquartered in Roseburg, Oregon, and engages primarily in the business of commercial and retail banking and the delivery of retail brokerage services. The Company provides a wide range of banking, asset management, mortgage banking, and other financial services to corporate, institutional and individual customers through its wholly-owned banking subsidiary South Umpqua Bank (the Bank). The Company engages in the retail brokerage business through its wholly-owned subsidiary Strand, Atkinson, Williams & York, Inc. The Company and its subsidiaries are subject to the regulations of certain National and State agencies and undergo periodic examinations by these regulatory agencies.

Basis of Financial Statement Presentation

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and with prevailing practices within the banking and securities industries. In preparing such financial statements, management is required to make certain estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses.

Consolidation

     The accompanying consolidated financial statements include the accounts of Umpqua Holdings Corporation, South Umpqua Bank, and Strand, Atkinson, Williams & York, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

     For purposes of the accompanying statements of cash flows, cash and cash equivalents includes cash and due from banks, and interest-bearing balances due from other banks.

Trading Account Assets

     Debt securities held for resale are classified as trading account securities and reported at fair value. Realized and unrealized gains or losses are recorded in non-interest income.

Investment Securities

     Investment securities held-to-maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts. Securities available-for-sale are stated at fair value. Gains and losses on sales of securities, recognized on a specific identification basis, are included in non-interest income. Net unrealized gain or loss on securities available-for-sale are included, net of tax, as a component of shareholders' equity.

     Mortgage-backed and related securities represent participating interests in pools of mortgage loans originated and serviced by the issuers of the securities. Premiums and discounts are amortized using a method that approximates the level-yield method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Certain obligations of U.S. Government agencies are callable by the agency. Premiums on these securities are amortized using a method that approximates the level-yield method over the remaining period to the first call date. Discounts are amortized using a method that approximates the level-yield method over the remaining period to scheduled maturity.

     The Company adopted Statement of Financial Accounting Standard (SFAS) No.133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and resulting designation. The Company adopted the standard effective September 30, 1998. As permitted by the standard, the Company transferred its held-to-maturity investment portfolio to the available-for-sale designation, resulting in a charge to accumulated other comprehensive income of $62,140, net of tax. The adoption of the statement did not have a material impact on the consolidated financial position or financial results of the Company.

Loans Held For Sale

     Loans held for sale include mortgage loans and are reported at the lower of cost or market value. Gains or losses on the sale of loans that are held for sale are recognized at the time of the sale on a specific identification basis and determined by the difference between net sale proceeds and the net book value of the loans sold.

Loans

     Loans are reported net of unearned income. All discounts and premiums are recognized over the life of the loan as yield adjustments.

Impaired Loans

     Loans specifically identified as impaired are measured based on the present value of expected future cash flows, discounted at the loans' observable market price, or the fair value of the collateral if the loan is collateral dependent. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments. If the measurement of the impaired loan is less than the recorded investment in the loan, impairment is recognized by creating or adjusting an existing allocation of the allowance for loan losses. Interest received on impaired loans is applied first against the recorded impaired loan until paid in full, next as a recovery up to any amounts charged off related to the impaired loan, and finally as interest income.

Allowance for Loan Losses

     The allowance for loan losses is established to absorb known and inherent losses primarily resulting from loans outstanding and related off-balance sheet commitments. Accordingly, all loan losses are charged to the allowance and all recoveries are credited to it. The provision for loan losses charged to operating expense is based on past loan loss experience and other factors which, in management's judgment, deserve current recognition in estimating possible loan losses. Such other factors include growth and composition of the loan portfolio, credit concentrations, trends in portfolio volume, maturities, delinquencies and non-accruals, the relationship of the allowance for loan losses to outstanding loans, and general economic conditions. While management uses the best information available to base its estimates, future adjustments to the allowance may be necessary if economic conditions, particularly in the Company's market, differ substantially from the assumptions used. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations. The Company's principal lending activity is concentrated in Douglas County, Lane County, and Multnomah County, Oregon.

Loan Fees and Direct Loan Origination Costs

     Loan origination fees and direct loan origination costs are capitalized and recognized as an adjustment to the yield over the life of the related loans.

Non-Accrual Loans

     Commercial and real estate loans are placed on non-accrual status when they are 90 days past due as to principal or interest, unless the loan is both well-secured and in process of collection. When a loan is placed on non-accrual status, unpaid interest that is deemed uncollectible is reversed and charged against current earnings, and all amortization of net deferred fees or costs is discontinued.

Income Taxes

     Income taxes are accounted for using the asset and liability method. Under this method, a deferred tax asset or liability is determined based on the enacted tax rates which will be in effect when the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in the Company's income tax returns. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce the net carrying amount of deferred tax assets if it is determined to be more likely than not that all or some portion of the potential deferred tax asset will not be realized.

Mortgage Servicing

     Fees related to the servicing of mortgage loans of others are recorded as income when payments are received. Late charges and miscellaneous other fees are credited to income when collected. The costs of servicing loans are expensed as incurred.

Premises, Equipment and Other Long-Lived Assets

     Company premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided over the estimated useful life of the respective assets, 5 to 39 years, on a straight-line or accelerated basis. Expenditures for major renovations and betterments of the Company's premises and equipment are capitalized. In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, management reviews long-lived assets and intangibles any time that a change in circumstance indicates that the carrying amount of these assets may not be recoverable. Recoverability of these assets is determined by comparing the carrying value of the asset to the forecasted undiscounted cash flows of the operation associated with the asset. If the evaluation of the forecasted cash flows indicates that the carrying value of the asset is not recoverable, the asset is written down to fair value. Goodwill, the price paid over the net fair value of acquired businesses, is amortized on a straight-line basis over 15 years. Other intangible assets are amortized over their estimated useful lives on a straight-line basis. Intangibles are evaluated periodically for impairment.

Other Real Estate Owned

     Other real estate owned by the Company represents property acquired through foreclosures or settlement of loans and is carried at the lower of the principal amount of the loans outstanding at the time acquired or at the estimated fair market value of the property. The Company had no other real estate owned at December 31, 1999 or 1998.

Profit Sharing and Stock Option Plans

     The Company has a profit sharing plan covering substantially all its employees. The contribution is determined annually by the Board of Directors at its discretion.

     The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the closing market value of the shares on the date of grant. The Company accounts for stock option grants in accordance with APB Opinion 25, Accounting for Stock Issued to Employees, and accordingly recognizes no compensation expense for the stock option grants.

Computation of Earnings Per Share

     Earnings per common share are based on the weighted average number of common and common equivalent shares outstanding during each year.

Federal Home Loan Bank Stock

     The Bank's investment in Federal Home Loan Bank (FHLB) stock is carried at par value, which reasonably approximates its fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets, or FHLB advances. At December 31, 1999, the Bank's minimum required investment was approximately $2,008,000. The Bank may request redemption at par value of any stock in excess of the minimum required investment. Stock redemptions are at the discretion of the FHLB.

Reclassifications

     Certain amounts reported in prior years' financial statements have been reclassified to conform to the current presentation.

Comprehensive Income.

     SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income and its components in general-purpose financial statements. Comprehensive income includes net income and several other items that current accounting standards require to be recognized outside of net income. This SFAS is effective for fiscal years beginning after December 15, 1997, and as such, was adopted by the Company in 1998.

Business Segments

     SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, requires public enterprises to report certain information about their operating segments in a complete set of financial statements to shareholders. It also requires reporting of certain enterprise-wide information about the Company's products and services, its activities in different geographic areas, and its reliance on major customers. The basis for determining the Company's operating segments is the manner in which management operates the business. This SFAS is effective for financial statements for periods beginning after December 15, 1997 and, as such, was adopted by the Company in 1998. The Company has no foreign operations, no customers that provide more than 10 percent of gross revenue, and has determined that it has only one operating segment.

NOTE 2 - CASH AND DUE FROM BANKS

     The Company is required to maintain an average reserve balance with the Federal Reserve Bank or maintain such reserve balance in the form of cash. The amount of average required reserve balance for the period including December 31, 1999 and 1998 was approximately $6,993,000 and $5,003,000, respectively, and was met by holding cash and maintaining an average balance with the Federal Reserve Bank.

NOTE 3 - INVESTMENT SECURITIES

     The amortized costs, unrealized gains, unrealized losses and approximate fair values of investment securities are as follows:


                                                                    December 31, 1999
                                                  ------------------------------------------------------
                                                  Amortized     Unrealized     Unrealized
                                                     Cost          Gains         Losses      Fair Value
---------------------------------------------------------------------------------------------------------
Available-For-Sale
Obligations of U.S. Government agencies ........   $40,987,663   $     4,931   $ 1,839,607   $39,152,987
US Treasury securities .........................     2,500,485         8,109          --       2,508,594
US Government agency mortgage-backed securities     14,004,761             3       309,324    13,695,440
Obligations of states and political subdivisions    22,247,610        26,441       762,536    21,511,515
Mutual fund ....................................          --            --            --            --
                                                  ------------------------------------------------------
                                                   $79,740,519   $    39,484   $ 2,911,467   $76,868,536
                                                  ======================================================


                                                                    December 31, 1998
                                                  ------------------------------------------------------
                                                  Amortized     Unrealized     Unrealized
                                                     Cost          Gains         Losses      Fair Value
---------------------------------------------------------------------------------------------------------
Available-For-Sale
Obligations of U.S. Government agencies ........   $40,272,133   $   831,583   $    49,769   $41,053,947
US Treasury securities .........................     6,001,119        79,584          --       6,080,703
US Government agency mortgage-backed securities     22,484,684        26,758       166,764    22,344,678
Obligations of states and political subdivisions    13,959,102       327,420        25,588    14,260,934
Mutual fund ....................................     1,147,730          --            --       1,147,730
                                                  ------------------------------------------------------
                                                   $83,864,768   $ 1,265,345   $   242,121   $84,887,992
                                                  ======================================================

     Investment   securities  having  a  carrying  value  of  $19,412,725  and
$10,980,722 at December 31, 1999 and 1998, respectively were pledged to secure public deposits and for other purposes required or permitted by law.

     The carrying value and fair value of debt securities at December 31, 1999 with contractual maturity dates are shown below. Securities with serial maturities, which include mortgage-backed securities, collateralized mortgage obligations, and asset-backed securities, are detailed on a separate line. Serial maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Certain obligations of U.S. Government agencies and states and political subdivisions are callable by the applicable agency or political subdivision. These borrowers also have the right to call or prepay obligations with or without call or prepayment penalties.

                                                        Available-for-Sale
                                                   ----------------------------
                                                   Amortized Cost  Fair Value
-------------------------------------------------------------------------------
Due in one year or less ......................     $ 2,766,439     $ 2,775,008
Due after one year through five years ........      17,396,544      17,146,122
Due after five years through ten years .......      45,354,081      43,042,554
Due after ten years ..........................         218,694         209,412
Serial maturities ............................      14,004,761      13,695,440
                                                   ----------------------------
  Total ......................................     $79,740,519     $76,868,536
                                                   ============================

There were no sales of securities available-for-sale during 1999 or 1998.


NOTE 4 - LOANS RECEIVABLE

     The breakdown of loans receivable is as follows:

                                                           December 31,
                                                   ----------------------------
                                                       1999            1998
-------------------------------------------------------------------------------
Commercial and industrial .................       $ 60,136,523    $ 48,139,687
Real estate ...............................        157,965,202     107,357,913
Individuals ...............................         30,228,336      30,309,517
Other .....................................            203,872         359,849
                                                  ----------------------------
  Total ...................................       $248,533,933    $186,166,966
                                                  ============================

     Included in the above balances are net deferred fees of $326,000 and $248,000 at December 31, 1999 and 1998, respectively.

     At December 31, 1999, loans are comprised of fixed and variable rate instruments as follows:

Loans at fixed rates ................................             $ 47,754,605
Loans at variable rates .............................              200,779,328
                                                                  ------------
                                                                  $248,533,933
                                                                  ============

     Loans at variable rates include loans that reprice immediately, as well as loans that reprice any time prior to maturity.

     Approximate loan portfolio maturities on fixed-rate loans and repricings on variable-rate loans at December 31, 1999 are as follows:

                                Within         One to         After
                               one year      five years    Five years        Total
-------------------------------------------------------------------------------------
Commercial and Industrial   $ 52,105,550   $  8,022,561   $      8,412   $ 60,136,523
Real estate .............     73,589,804     76,887,538      7,487,860    157,965,202
Individuals .............     14,092,599      9,398,501      6,737,236     30,228,336
Other ...................        203,872           --             --          203,872
                            ---------------------------------------------------------
  Total .................   $139,991,825   $ 94,308,600   $ 14,233,508   $248,533,933
                            =========================================================


     Approximately $125,177,000 of variable-rate loans will reprice within one year. Variable residential real estate loans have maturities between 20 and 30 years; variable commercial and industrial real estate loans typically have maturities between 5 and 10 years.

     In the ordinary course of business, the Company has made loans to its directors, executive officers, principal shareholders and their associated and affiliated companies ("related parties"). All such loans have been made on the same terms as those prevailing at the time of origination to other borrowers. At December 31, 1999 and 1998, outstanding loans to related parties were $3,654,000 and $2,397,000, respectively. Repayments of $2,302,000 and new advances of $2,263,000 were made during the year ended December 31, 1999.

     Transactions in the allowance for loan losses of the Company for the indicated years ended December 31 are summarized as follows:

                                        1999           1998           1997
------------------------------------------------------------------------------
Balance January 1 ...............   $ 2,663,914    $ 2,140,970    $ 1,990,817
  Provision for loan losses .....     1,392,250      1,024,650        562,180
                                    -----------    -----------    -----------
                                      4,056,164      3,165,620      2,552,997
  Loans charged off .............      (836,717)      (603,886)      (472,874)
  Recoveries ....................       249,903        102,180         60,847
                                    -----------    -----------    -----------
Net loans (charged off) recovered      (586,814)      (501,706)      (412,027)
                                    -----------    -----------    -----------
Balance December 31 .............   $ 3,469,350    $ 2,663,914    $ 2,140,970
                                    ===========    ===========    ===========

     A summary of non-accrual loans and the related loss of interest income is presented below:

                                                          1999          1998
------------------------------------------------------------------------------
Non-accrual loans December 31 ......................   $1,398,439   $  457,131
Interest income that would have been earned ........   $  146,648   $   49,866
    during the year at original contractual rates
Interest income actually recognized during the year    $   89,871   $   25,345

     At December 31, 1999 the Company had loans totalling $1,051,700 considered impaired under SFAS No. 114, Accounting for Impaired Loans, included in non-accrual loans. The Company did not have any impaired loans at December 31, 1998. The allowance allocated to impaired loans was $540,000 at December 31, 1999. The amount of the allowance against impaired loans was determined after measuring impairment based on the present value of the expected future cash flows discounted at the loan's effective rate. The average recorded investment in impaired loans was $87,600 and $0 for the years ended December 31, 1999 and 1998. The Company has no commitment to extend additional credit on loans which are non-accrual or impaired at December 31, 1999.

NOTE 5 - PREMISES AND EQUIPMENT

     The detail of premises and equipment is as follows:

                                                         1999          1998
                                                    ---------------------------
Buildings and land ...............................   $ 8,012,986   $ 6,459,875
Furniture, fixtures and equipment ................     4,928,965     3,696,769
Computer software ................................       700,690       638,686
                                                    ---------------------------
                                                      13,642,641    10,795,330
Less accumulated depreciation and amortization ...     4,222,897     3,633,380
                                                    ---------------------------
                                                     $ 9,419,744   $ 7,161,950
                                                    ===========================


NOTE 6 - TIME DEPOSITS

     Included in time deposits at December 31, 1999, 1998 and 1997 are $28,854,652, $24,035,496 and $17,778,828, respectively, of deposits $100,000 or greater. Interest expense on time deposits $100,000 or greater amounted to $1,086,968, $815,853 and $775,566 for the years ended 1999, 1998 and 1997, respectively.

     The following table sets forth by remaining maturity, time certificates of deposit at December 31, 1999:

                                       Time Deposits
                                        of $100,000    All other
                                          or more     Time Deposits   Total
                                       ---------------------------------------
Three months or less ...............   $11,434,552   $ 7,637,293   $19,071,845
Over three months through
  twelve months ....................    16,415,978    44,657,427    61,073,405
Over one year through five years ...       400,000     9,036,556     9,436,556
Over five years ....................       604,122       579,167     1,183,289
                                       ---------------------------------------
  Total ............................   $28,854,652   $61,910,443   $90,765,095
                                       =======================================

NOTE 7 - LEASES

     The Bank is obligated under a number of non-cancelable operating leases for land, buildings and equipment. The majority of these leases have renewal options. In addition, some of the leases contain escalation clauses tied to the consumer price index with caps.

     The Bank's future minimum rental payments required under land, building and equipment operating leases that have initial or remaining non-cancelable lease terms of one year or more are as follows:

        Year Ending December 31:
        -------------------------------------------------------
                2000                                  $ 316,620
                2001                                    322,655
                2002                                    330,541
                2003                                    335,747
                2004                                    293,165
                Thereafter                            1,361,676
                                                      ---------
                Total                                $2,960,404
                                                     ==========

     Rent expense applicable to operating leases for the years ended December 31, 1999, 1998 and 1997 was $269,220, $154,160 and $169,158 respectively.

     The Bank leases a portion of its Eugene, Oregon building to other tenants. The leases provide for monthly lease payments to the Bank in the amount of $6,900 through December 2001. In connection with the acquisition of Strand, Atkinson, Williams & York, Inc., the Company became liable for certain capitalized lease obligations totalling approximately $66,000. These capital lease obligations are included in other liabilities.

NOTE 8 - INCOME TAXES

     The following is a summary of consolidated income tax expense:

                                          Current      Deferred       Total
                                        --------------------------------------
Year ended December 31, 1999:
  U.S. Federal .....................    $2,144,090    $   28,430    $2,172,520
  State ............................       502,361         5,909       508,270
                                        --------------------------------------
     Total                              $2,646,451    $   34,339    $2,680,790
                                        ======================================

Year ended December 31, 1998:
  U.S. Federal .....................    $1,733,363    $  238,479    $1,971,842
  State ............................       360,298        49,571       409,869
                                        --------------------------------------
     Total                              $2,093,661    $  288,050    $2,381,711
                                        ======================================

Year ended December 31, 1997:
  U.S. Federal .....................    $1,438,474    $   75,514    $1,513,988
  State ............................       165,676        19,603       185,279
                                        --------------------------------------
     Total                              $1,604,150    $   95,117    $1,699,267
                                        ======================================

     A reconciliation of the Company's expected tax expense using the U.S. Federal income tax statutory rate to the actual effective rate is as follows:

                                            1999       1998        1997
                                         -------------------------------
Statutory Federal income tax rate           34.0%      34.0%       34.0%
Tax exempt income                           -3.5%      -1.9%       -1.4%
State excise tax, net of Federal
  income tax benefit                         4.4%       4.4%        2.5%
Other                                        0.6%       0.2%        0.7%
                                         -------------------------------
  Effective income tax rate                 35.5%      36.7%       35.8%
                                         ===============================

     The tax effects of temporary differences which give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31 are as follows:


                                                            1999          1998          1997
                                                        ----------------------------------------
Deferred tax assets:
  Loans receivable, due to allowance
    for loan losses .................................   $ 1,102,126   $   843,290    $   676,627
  Unrealized loss on investment securities ..........     1,101,578          --             --
  Deferred bonus ....................................          --            --          306,848
  Accrued liabilities ...............................        45,676        50,380         29,988
  Other .............................................         3,184          --             --
                                                        ----------------------------------------
    Total gross deferred tax assets .................     2,252,564       893,670      1,013,463
      Less valuation allowance ......................          --            --             --
                                                        ----------------------------------------
        Net deferred tax assets .....................     2,252,564       893,670      1,013,463

Deferred tax liabilities:
  Investment securities, due to accretion of discount        10,605        11,142         17,828
  Excess tax over book depreciation .................       106,940       104,860        110,365
  Investment securities, due to FHLB stock dividends        333,736       276,854        222,120
  Unrealized gain on investment securities ..........          --         392,467         90,708
  Deferred loan fees ................................       639,659       426,745        335,369
  Other .............................................        20,316          --             --
                                                        ----------------------------------------
    Total gross deferred tax liabilities ............     1,111,256     1,212,068        776,390
                                                        ----------------------------------------
Net deferred tax assets (liabilities) ...............   $ 1,141,308   $  (318,398)   $   237,073
                                                        ========================================

     There was no valuation allowance for deferred tax assets as of December 31, 1999, 1998 and 1997. The Company has determined that it is not required to establish a valuation allowance for the deferred tax assets as management believes it is more likely than not that the deferred tax assets of $2,252,564, $893,670 and $1,013,463 at December 31, 1999, 1998 and 1997,
respectively, will be realized principally through carrryback to taxable income in prior years, future reversals of existing taxable temporary differences, and to a minor extent, future taxable income. Management believes that future taxable income will be sufficient to realize the benefits of temporary deductible differences that cannot be realized through carryback to prior years or through the reversal of future temporary taxable differences.

NOTE 9 - MORTGAGE SERVICING

     Changes in capitalized mortgage servicing rights for 1999, 1998 and 1997 were as follows:

                                        1999          1998          1997
                                    ---------------------------------------
Balance, January 1                  $         -   $         -   $  151,352
  Originated servicing rights                                       95,905
  Amortization                                                      (1,988)
  Sale of servicing rights                                        (245,269)
                                    ---------------------------------------
Balance, December 31                          -             -            -
  Valuation allowance
                                    ---------------------------------------
Net balance, December 31            $         -   $         -   $        -
                                    =======================================

     In 1997, the Company sold its mortgage servicing rights, which, at the time of sale, had a carrying basis of $245,269. Proceeds from the sale amounted to $828,603, resulting in a recognized gain of $583,334.


NOTE 10 - EARNINGS PER SHARE

     The following table reconciles basic earnings per common share (EPS) to diluted EPS:

                                                    For the year ended December 31, 1999
                                                 -----------------------------------------
                                                                 Weighted
                                                                  Average     Per Share
                                                    Income         Shares       Amount
                                                 -----------------------------------------
Basic EPS
Income available to common shareholders             $4,873,941     7,636,191       $ 0.64
Effect of dilutive securities: stock options                         136,584        (0.01)
                                                 -----------------------------------------
Diluted EPS                                         $4,873,941     7,772,775       $ 0.63
                                                 =========================================

                                                    For the year ended December 31, 1998
                                                 -----------------------------------------
                                                                 Weighted
                                                                  Average     Per Share
                                                    Income         Shares       Amount
                                                 -----------------------------------------
Basic EPS
Income available to common shareholders             $4,110,381     7,372,614       $ 0.56
Effect of dilutive securities: stock options                         163,588        (0.01)
                                                 -----------------------------------------
Diluted EPS                                         $4,110,381     7,536,202       $ 0.55
                                                 =========================================

                                                    For the year ended December 31, 1997
                                                 -----------------------------------------
                                                                 Weighted
                                                                  Average     Per Share
                                                    Income         Shares       Amount
                                                 -----------------------------------------
Basic EPS
Income available to common shareholders             $3,044,496     6,507,420       $ 0.47
Effect of dilutive securities: stock options                         165,210        (0.01)
                                                 -----------------------------------------
Diluted EPS                                         $3,044,496     6,672,630       $ 0.46
                                                 =========================================


     Options to purchase 194,100 shares of common stock at prices ranging from $9.75 to $12 per share were outstanding during 1999, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. The options, which expire from March 31, 2009 to November 2010, were outstanding at December 31, 1999.

NOTE 11 - PROFIT SHARING PLAN

     The Bank's employees participate in a defined contribution profit sharing and 401(k) plan sponsored by the Bank.

     At the discretion of the Bank's Board of Directors, the Bank may elect to contribute to the profit sharing plan based on profits of the Bank. Employees become eligible to participate in the profit sharing plan the first year they achieve 1,000 hours of service. The provision for profit sharing costs charged to expense amounted to $315,000, $249,000 and $232,000 in 1999, 1998 and 1997,
respectively.

     Strand, Atkinson, Williams & York, Inc. employees participate in a defined contribution profit sharing and 401(k) plan sponsored by Strand, Atkinson, Williams & York, Inc. At the discretion of Strand, Atkinson, Williams & York, Inc.'s board of directors, Strand, Atkinson, Williams & York, Inc. may elect to contribute to the profit sharing plan based on profits of Strand, Atkinson, Williams & York, Inc. Employees become eligible to participate in the profit sharing plan upon completion of 2 years of service. The provision for profit sharing costs charged to net income amounted to $1,345 in 1999.

NOTE 12 - TERM DEBT

     The Bank had outstanding notes from the FHLB at December 31, 1999 and 1998 as follows:

                     December 31, 1999
       -----------------------------------------------
          Amount             Maturity    Interest Rate
       -----------------------------------------------
       $ 6,000,000          January 2000      5.84%
        10,000,000         February 2000      6.04%
         7,500,000          October 2001      4.85%
        12,500,000         December 2002      5.78%
           158,000         November 2003      5.75%
         3,000,000         December 2003      4.53%
         7,000,000         December 2003      5.30%
       -----------
       $46,158,000
       ===========

                     December 31, 1998
       -----------------------------------------------
          Amount             Maturity    Interest Rate
       -----------------------------------------------
       $ 7,500,000         October 2001     4.85%
         7,500,000            June 2002     5.39%
           198,000        November 2003     5.75%
         3,000,000        December 2003     4.53%
         7,000,000        December 2003     5.30%
       -----------
       $25,198,000
       ===========

     Interest on the above borrowings is due monthly with the principal due at maturity, with the exception of the note due November 2003, where, in addition to interest, a portion of the principal is due monthly. The $12,500,000 note, scheduled to mature in December 2002, is callable on a quarterly basis by the FHLB after March 2, 2000. The $3,000,000 note scheduled to mature in December 2003, is callable on a quarterly basis by the FHLB after June 11, 2000.

     The Bank has pledged as collateral for these notes all FHLB stock, all funds on deposit with the FHLB, all notes or other instruments representing obligations of third parties, securities issued, insured or guaranteed by the United States Government or any agency thereof, and its instruments, accounts, general intangibles, equipment and other property in which a security interest can be granted by the Bank to the FHLB.

     The Bank had unused lines of credit with the FHLB of $42,079,000 at December 31, 1999. The Bank also had unused lines of credit with financial institutions amounting to $18,366,000 at December 31, 1999.

     The FHLB requires the Bank to maintain a required level of investment in FHLB stock to qualify for notes.

NOTE 13 - SHAREHOLDERS' EQUITY

     The Company had routinely transferred amounts in retained earnings to surplus to increase its legal lending limit. It transferred $3,611,004 in 1997. Based on changes made in the related regulations in late 1997, such transfers will no longer be required as all elements of capital are now considered part of the legal lending limit base.

     The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classifications are also subject to qualitative judgments by the regulators about risk components, asset risk weighting, and other factors.

     Risk-based   capital  guidelines  issued  by  the  Federal  Reserve  Bank establish a risk adjusted ratio relating capital to different categories of assets and off-balance-sheet exposures for bank holding companies. The Company's Tier 1 capital is comprised primarily of common equity, and excludes the equity impact of adjusting available-for-sale securities to fair value. Total capital also includes a portion of the allowance for loan losses, as defined according to regulatory guidelines.

     Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital to risk-weighted assets (as defined in the regulations), and of Tier I capital to average assets (as defined in the regulations). Management believes, as of December 31, 1999, that the Company meets all capital adequacy requirements to which it is subject.

     The Company's actual capital amounts and ratios are presented in the following table:

                                                                             To be well capitalized
                                                           For Capital       under prompt corrective
                                       Actual            Adequacy purposes      action provisions
----------------------------------------------------------------------------------------------------
                                 Amount       Ratio      Amount      Ratio      Amount      Ratio
----------------------------------------------------------------------------------------------------
As of December 31, 1999:
  Total Capital
     (to Risk Weighted Assets) $39,482,000    15.06%  $20,974,640     8.00%  $25,758,900    10.00%

Tier I Capital
     (to Risk Weighted Assets)  36,202,000    13.81%  $10,487,320     4.00%  $15,455,340     6.00%

Tier I Capital
     (to Average Assets)        36,202,000     9.99%  $14,500,520     4.00%  $18,125,650     5.00%

As of December 31, 1998:
  Total Capital
     (to Risk Weighted Assets) $38,028,000    18.67%  $16,293,120     8.00%  $20,366,400    10.00%

Tier I Capital
     (to Risk Weighted Assets)  35,481,000    17.42%    8,146,560     4.00%   12,219,840     6.00%

Tier I Capital
     (to Average Assets)        35,481,000    12.71%   11,164,920     4.00%   13,956,150     5.00%


     The Bank is a state chartered bank with deposits insured by the Federal Deposit Insurance Corporation (FDIC) and is not a member of the Federal
Reserve System, and is subject to the supervision and regulation of the Director of the Oregon Department of Consumer and Business Services, administered through the Division of Finance and Corporate Securities, and to the supervision and regulation of the FDIC. As of December 31, 1999, the most recent notification from the FDIC categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions present since the notification that management believes have changed the institution's category.

NOTE 14 - EMPLOYEE STOCK OPTION PLAN

     The Company has an employee stock option plan whereby options may be granted to its employees for up to 1,150,000 shares of common stock. Under the plan, the exercise price of each option equals the market price of the Company's stock on the date of the grant, and an option's maximum term is 11 years. Options vest upon meeting performance criteria, but in all circumstances no later than six years after the date of the grant.

     The  following   table   summarizes   information   about  stock  options
outstanding at December 31, 1999, 1998 and 1997:


                                                  1999                     1998                      1997
                                         ----------------------------------------------------------------------------
                                                        Average                  Average                   Average
                                            Options    price per     Options    price per     Options     price per
                                          outstanding    share     outstanding    share     outstanding     share
---------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                     497,624     $ 5.68       376,824     $ 3.92        362,824     $ 2.98
Grants                                         150,000       9.69       130,000      12.00         60,000       6.58
Exercised                                      (31,800)      3.30        (9,200)      3.78         (9,200)      3.81
Cancelled and returned to plan                       -          -             -          -        (36,800)      3.81
                                         ----------------------------------------------------------------------------
                                               615,824     $ 6.78       497,624     $ 5.68        376,824     $ 3.92
                                         ============================================================================
Options exercisable at end of year             333,624                  309,224                   243,059
Average fair value of options                              $ 4.43                   $ 3.57                    $ 1.95


     The fair value per share of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1999, 1998 and 1997: Dividend yield from 1.2% to 2.9%, risk-free interest rate of 5.5%-6.0%, volatility of 0%-47% and expected lives of six years.

     The Company applies APB Opinion No. 25 in accounting for its plan; accordingly, no compensation cost has been recognized for its stock option in the accompanying consolidated financial statements because the stock options are granted at the fair value of the stock on the date of the grant. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under the Black-Scholes option-pricing model described above, as permitted in SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated in the following table:

                                    1999            1998            1997
----------------------------------------------------------------------------
Net income, as reported          $4,873,941     $4,110,381       $3,044,496
Net income, pro forma            $4,777,231     $4,073,549       $2,995,587
Basic EPS, as reported           $     0.64     $     0.56       $     0.47
Basic EPS, pro forma             $     0.63     $     0.55       $     0.46
Diluted EPS, as reported         $     0.63     $     0.55       $     0.46
Diluted EPS, pro forma           $     0.61     $     0.54       $     0.45

Outstanding options at December 31, 1999 are as follows:

                                           Exercise Price
      Total Shares      Vested Shares        per Share         Expiration
      ---------------------------------------------------------------------
         256,424            256,424           $ 2.70            March 2006
          19,400             10,200             3.81          January 2007
          20,000             12,000             5.25          January 2008
          20,000             12,000             5.88             June 2008
          20,000              8,000             8.63         November 2008
         130,000             35,000            12.00            April 2009
          82,500                  0             9.63              May 2010
           2,500                  0            10.25          October 2010
          65,000                  0             9.75         December 2009


     In 1997, compensation expense under a stock appreciation right agreement totalled $256,594. The agreement, which has been fully funded, terminated in 1997.

NOTE 15 - COMMITMENTS AND CONTINGENCIES

     The Company and its subsidiaries are defendants in various legal proceedings. Management, after reviewing these actions and proceedings with legal counsel, believes that the outcome of such proceedings will not have a materially adverse effect upon the financial position or results of operations of the Company and its subsidiaries.

     In the normal course of business, there are various commitments and contingent liabilities outstanding, such as commitments to extend credit. At December 31, 1999 the Company had approximately $357,366 committed under standby letters of credit. The Company issues these standby letters of credit using the same guidelines as a direct loan. Management anticipates no material losses as a result of these transactions.

     At December 31, 1999 outstanding commitments to advance funds amounted to
approximately   $68,735,000  of  which  approximately   $18,703,000  were  for
fixed-rate loans and approximately $50,032,000 were for variable-rate loans.


NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following is presented pursuant to the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments.

     The estimated fair values of the Company's financial instruments are as follows:


                                                December 31, 1999            December 31, 1998
                                          -----------------------------------------------------------
                                             Carrying                      Carrying
                                              amount      Fair value        amount      Fair value
                                          -----------------------------------------------------------
Financial assets:
  Cash and due from banks ..............   $ 45,689,094   $ 45,689,094   $ 36,967,543   $ 36,967,543
  Trading account assets ...............        474,782        474,782           --             --
  Investment securities ................     76,868,536     76,868,536     84,887,992     84,887,992
  Loans ................................    248,533,933    246,282,919    186,166,966    186,579,779
  FHLB stock ...........................      2,346,200      2,346,200      1,949,200      1,949,200
  Mortgage loans held for sale .........           --             --        1,780,225      1,780,225

Financial liabilities:
  Deposits .............................    301,673,355    301,350,151    255,804,721    256,165,103
  Federal Home Loan Bank borrowings ....     46,158,000     44,460,820     25,198,000     25,114,190

Off-balance-sheet financial instruments:
  Loan commitments .....................     68,735,000     68,735,000     72,761,000     72,761,000
  Letters of credit ....................        357,000        357,000        207,000        207,000


     The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value. The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Potential tax ramifications related to the realization of unrealized gains and losses that would be incurred in an actual sale have not been taken into consideration.

Cash and Short-term Investments

     For   short-term   instruments,   including  cash  and  due  from  banks,
interest-bearing deposits with banks, the carrying amount is a reasonable estimate of fair value.

Securities

     For trading securities and securities available-for-sale, fair values are based on quoted market prices or dealer quotes.

Loans

     Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, including commercial, real estate and consumer loans. Each loan category is further segregated by fixed and variable rate, performing and non-performing categories. For variable-rate loans, carrying value approximates fair value. Fair value of fixed-rate loans is calculated by discounting contractual cash flows at rates which similar loans are currently being made.

Deposit Liabilities

     The fair value of deposits with no stated maturity, such as non-interest-bearing deposits, savings and interest checking accounts, and money market accounts, is equal to the amount payable on demand as of December 31, 1999 and 1998. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Term Debt

     The fair value of medium-term notes is calculated based on the discounted value of the contractual cash flows using current rates at which such borrowings can currently be obtained.

NOTE 17 - ACQUISITION OF STRAND, ATKINSON, WILLIAMS & YORK, INC.

     In November 1999, the Company completed its acquisition of Strand, Atkinson, Williams & York, Inc. Strand, Atkinson, Williams & York, Inc. provides a full range of brokerage services to its clients. The results of operations of this company are included in Umpqua Holdings Corporation for the month of December 1999. The acquisition was accounted for under the purchase method of accounting; accordingly, the cost of the acquisition of $2,700,000 was allocated to the assets acquired and liabilities assumed. The cost of intangible assets acquired are being amortized over the life of such assets. The residual premium (goodwill) is being amortized over 15 years, using the straight-line method. The purchase agreement provides for future contingent payments to Strand, Atkinson, Williams & York, Inc. shareholders if certain earnings objectives are achieved by Strand, Atkinson, Williams & York, Inc. during the next three years. If these contingent payments occur, they will be accounted for as additional goodwill and will be amortized over the remaining life of the original goodwill. The following table presents pro-forma results for 1999 and 1998 as if the acquisition had occurred on January 1, 1998.

                                                      1999            1998
------------------------------------------------------------------------------
Operating revenue (net interest income
      plus non-interest income) ..............     $24,563,420     $20,716,865
Income before income taxes ...................     $ 7,350,570     $ 6,306,324
Net income ...................................     $ 4,690,830     $ 3,950,095
Basic earnings per common share ..............     $      0.61     $      0.65
Dilluted earnings per common share ...........     $      0.60     $      0.52


NOTE 18 - PARENT COMPANY FINANCIAL STATEMENTS

                           CONDENSED BALANCE SHEET
                                                               December 31, 1999
                                                               -----------------
Assets
  Non-interest-bearing deposits with subsidiary banks ........     $    49,955
  Investments in:
    Bank subsidiary ..........................................      33,844,570
    Nonbank subsidiary .......................................       2,808,305
  Receivable from bank subsidiary ............................         410,000
  Other assets ...............................................          41,501
                                                                   -----------
Total assets .................................................     $37,154,331
                                                                   ===========
Liabilities and Shareholders' Equity
  Payable to bank subsidiary .................................     $    45,571
  Other liabilities ..........................................         392,538
    Total liabilities ........................................         438,109
  Shareholders' Equity .......................................      36,716,222
                                                                   -----------
Total liabilities and shareholders' equity ...................     $37,154,331
                                                                   ===========

                        CONDENSED STATEMENT OF INCOME
                                                                  Year Ended
                                                               December 31, 1999
                                                               -----------------
Income
  Dividends from subsidiaries ..............................       $ 4,610,000
  Equity in undistributed earnings of subsidiaries .........           318,062
  Other income .............................................               387
                                                                   -----------
Total income ...............................................         4,928,449
                                                                   -----------

Expenses
  Management fees paid to subsidiaries .....................            25,710
  Other expenses ...........................................            62,557
                                                                   -----------
Total expense ..............................................            88,267
                                                                   -----------

Income before income tax ...................................         4,840,182
Income tax benefit .........................................           (33,759)
                                                                   -----------
Net income .................................................       $ 4,873,941
                                                                   ===========

                      CONDENSED STATEMENT OF CASH FLOWS
                                                               December 31, 1999
                                                               -----------------
Operating Activities:
Net income .................................................       $ 4,873,941
Adjustment to reconcile net income to
  net cash provided by operating activities:
  Equity in undistributed earnings of subsidiaries .........          (318,062)
  Increase in other liabilities ............................           421,461
  Increase in other assets .................................           (41,501)
                                                                   -----------
    Net cash provided by operating activities ..............         4,935,839

Investing activities:
  Investment in subsidiary .................................        (2,720,793)
  Net increase in receivables from subsidiaries ............          (410,000)
                                                                   -----------
    Net cash used by investing activities ..................        (3,130,793)

Financing activities:
  Net increase in payables to subsidiaries .................            45,571
  Dividends paid ...........................................        (1,220,905)
  Stock repurchased ........................................          (617,173)
  Proceeds from exercise of stock options ..................            37,416
                                                                   -----------
    Net cash used by investing activities ..................        (1,755,091)
                                                                   -----------

Change in cash and cash equivalents ........................            49,955
Cash and cash equivalents at beginning of year .............              --
                                                                   -----------
Cash and cash equivalents at end of year ...................       $    49,955
                                                                   ===========