Form 10-K, Exhibit 13
period 2000-12-31
UMPQUA HOLDINGS CORP
filed 2001-03-30
CIK 1077771

                                                                     EXHIBIT 13

Management's Discussion Analysis Of Financial Condition & Results Of
Operations

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

The following narrative includes a discussion of certain significant business trends and uncertainties as well as other forward looking statements and is intended to be read in conjunction with and is qualified in its entirety by reference to the consolidated financial statements and accompanying notes included elsewhere in this Annual Report.

This Annual Report includes forward looking statements that are based on the current beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. All statements other than statements of historical facts included in this Annual Report regarding the Company's financial position, business strategy and plans and objective of management of the Company for future operations, are forward looking statements. When used in this Annual Report, the words "anticipate,"
"believe," "estimate," and "intend" and words or phrases of similar meaning, as they relate to the Company or Company management, are intended to identify forward looking statements. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Based upon changing conditions, the occurrence of certain risks or uncertainties, or if any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company does not intend to update these forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company and or persons acting on its behalf are expressly qualified in their entirety.

OVERVIEW

Umpqua Holdings Corporation (the Company) is a financial holding company headquartered in Roseburg, Oregon. It is the parent company of Umpqua Bank, a commercial bank (the Bank) and Strand, Atkinson, Williams and York, Inc.
(Strand) a retail brokerage firm. The Company provides financial solutions for its customers along the Interstate 5 corridor from Ashland to Portland, Oregon.
The Company's strategy is to differentiate itself through superior customer service, innovative product delivery and the establishment of strong brand awareness and customer loyalty.

The Company continued its expansion plans in 2000 through a merger with VRB
Bancorp (VRB) on December 1, 2000. The merger was accounted for using the pooling of interests method of accounting and accordingly the assets, liabilities, and results of operations of the Companies were combined on a historical cost basis. Additionally, all historical financial data has been restated to reflect the merger. At December 31, 2000, the combined Company had assets of approximately $786 million and the Bank operated 27 store locations located along Oregon's I-5 corridor from Ashland to Portland. The Bank also opened a new store in Salem in January 2000 and will open a new store in Central
Point in February 2001.

Strand, Atkinson, Williams & York acquired the brokerage firm of Adams,
Hess, Moore & Co. (Adams Hess), a full service retail brokerage firm in
August 2000. The combined firm manages over $1.5 billion in client assets and is expected to produce over $8 million in gross revenue annually. The acquisition was accounted for using the purchase method of accounting and accordingly the fair value of the assets and liabilities of Adams Hess were recorded on a fair value basis.

FINANCIAL HIGHLIGHTS

The Company earned $10,453,000 before merger related expenses for the year ended
December 31, 2000, a 7.1% increase over the prior year. Diluted earnings per share before merger related expenses was $0.72 in 2000 compared with $0.66 in
1999. Return on equity before merger related expenses was 14.07% in 2000 compared with 13.86% in 1999. Total loans increased 18.1% to $530.1 million at
December 31, 2000 compared with $448.8 million at December 31, 1999. Total deposits increased 18.0% to $681.3 million during the same period.

Financial Highlights
--------------------

                                                                     Percentage
Financial Highlights                       2000          1999        Growth
--------------------                       ----          ----        ------

Before Merger Expenses (1):
Income before merger related expenses   $  10,452,520  $  9,762,322    7.1%
Basic earnings per common share before
        merger related expenses                $ 0.73        $ 0.67    9.0%
Diluted earnings per common share before
        merger related expenses                $ 0.72        $ 0.66    9.1%

After Merger Expenses:
Income after merger related expenses    $   8,871,394  $  9,762,322   (9.1)%
Basic earnings per common share after
        merger related expenses                $ 0.62        $ 0.67   (7.5)%
Diluted earnings per common share after
        merger related expenses                $ 0.61        $ 0.66   (7.6)%

Total shareholders' equity              $  78,800,533  $ 70,325,566   12.1%
Total assets                            $ 785,648,262  $697,469,483   12.6%
Total loans                             $ 530,143,203  $448,845,860   18.1%
Total deposits                          $ 681,305,294  $577,297,363   18.0%

Selected Ratios                               2000             1999
---------------                               ----             ----

Before Merger Expenses (1):
Return on average assets                      1.44%           1.51%
Return on average equity                     14.07%          13.86%
Efficiency ratio                             60.26%          55.74%
Efficiency ratio- Umpqua Bank                55.02%          55.33%

After Merger Expenses:
Return on average assets                      1.22%           1.51%
Return on average equity                     11.94%          13.86%
Efficiency ratio                             64.28%          55.74%
Efficiency ratio- Umpqua Bank                59.66%          55.33%

Net interest margin                           5.50%           5.66%
Loans/deposits                               77.81%          77.75%

Asset Quality Ratios                          2000             1999
--------------------                        --------         -------

Allowance for loan losses to ending
        total loans                          1.34%           1.55%
Nonperforming assets to ending total loans   0.18%           0.48%
Net loan charge-offs to average loans        0.33%           0.23%

(1)  Excludes  merger related  expenses of  $1,581,126,  net of tax benefit in
     2000

RESULTS OF OPERATIONS

The following  discussion is intended to provide information to facilitate the understanding and assessment of significant  changes and trends related to the financial condition and results of operations of the Company.  This discussion and analysis  should be read in  conjunction  with the Company's  consolidated financial statements and notes appearing elsewhere in this Annual Report.

SELECTED QUARTERLY FINANCIAL DATA

The following tables set forth the Company's unaudited  consolidated financial data regarding operations for each quarter of 2000 and 1999. This information, in the opinion of management,  includes all adjustments necessary,  consisting only of normal and recurring adjustments,  to state fairly the information set forth therein.  Certain amounts previously  reported have been reclassified to conform with current presentation.  These  reclassifications had no net impact on the results of operations.

                                                              2000
                                                              ----
                                             First    Second     Third    Fourth
                                            Quarter   Quarter   Quarter   Quarter
                                            -------   -------   -------   -------
(In thousands, except per share data)
Income Statement Data - Unaudited
  Interest income                           $ 12,655  $ 13,378  $ 14,143  $ 14,897
  Interest expense                             4,301     4,613     5,126     5,704
                                            --------  --------  --------  --------

  Net interest income                          8,354     8,765     9,017     9,193
  Provision for loan losses                      450       585       375       233
                                            --------  --------  --------  --------

  Net interest income after provision for
        loan losses                            7,904     8,180     8,642     8,960
  Non-interest income                          2,988     2,836     3,472     3,545
  Non-interest expense                         6,968     6,924     7,954     9,688
                                             --------  --------  --------  -------

  Income before provision for income taxes     3,924     4,092     4,160     2,817
  Provision for income taxes                   1,395     1,544     1,651     1,532
                                              --------  --------  --------  -------
    Net Income                               $ 2,529   $ 2,548   $ 2,509   $ 1,285
                                             =======   =======   =======   =======

  Basic earnings per common share             $ 0.18    $ 0.18    $ 0.17    $ 0.09
  Diluted earnings per common share           $ 0.17    $ 0.18    $ 0.17    $ 0.09

                                                              1999
                                                              ----
                                             First    Second     Third    Fourth
                                            Quarter   Quarter   Quarter   Quarter
                                            -------   -------   -------   -------
(In thousands, except per share data)
Income Statement Data - Unaudited
  Interest income                           $ 11,254  $ 11,539  $ 12,034  $ 12,537
  Interest expense                             3,544     3,576     3,751     3,998
                                            --------  --------   --------  -------
  Net interest income                          7,710     7,963     8,283     8,539
  Provision for loan losses                      328       327       226       511
                                             --------  --------  --------  -------

  Net interest income after provision
        for loan losses                        7,382     7,636     8,057     8,028
  Non-interest income                          1,489     1,437     1,467     1,956
  Non-interest expense                         4,976     5,362     5,624     6,164
                                              --------  --------  --------  -------
  Income before provision for
        income taxes                           3,895     3,711     3,900     3,820
  Provision for income taxes                   1,441     1,361     1,450     1,312
                                            --------  --------  --------   -------
      Net Income                             $ 2,454   $ 2,350   $ 2,450   $ 2,508
                                             =======   =======   =======   =======

  Basic earnings per common share             $ 0.17    $ 0.16    $ 0.17    $ 0.17
  Diluted earnings per common share           $ 0.16    $ 0.16    $ 0.17    $ 0.17

AVERAGE BALANCES AND AVERAGE RATES EARNED AND PAID

The following table shows average balances and interest income or interest expense, with the resulting average yield or rates by category of average earning asset or interest-bearing liability:

------------------------------------------------------------------------------------------------------------------------------------
                                  Year Ended December 31, 2000      Year Ended December 31, 1999      Year Ended December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------
                                             Interest    Average                Interest   Average              Interest   Average
                                 Average     Income or   Yields    Average     Income or   Yields    Average    Income or   Yields
                                 Balance     Expense    or Rates   Balance      Expense   or Rates   Balance     Expense   or Rates
----------------------------------------------------------------------------------------------------------------------------------
(In thousands)
INTEREST-EARNING ASSETS:
Loans and loans held
  for sale (1)(2)                  $485,819   $ 44,742    9.21%    $398,639    $ 36,528    9.16%    $360,668   $ 34,693     9.62%
Investment securities -
  available-for-sale:
  Taxable securities                109,895      6,954    6.33%     121,114       7,449    6.15%      98,384      5,974     6.07%
  Non-taxable securities (1)         21,455      1,419    6.61%      19,925       1,307    6.56%       9,017        569     6.31%
Investment securities -
  held-to-maturity (1)               17,487      1,329    7.60%      18,004       1,382    7.68%      18,432      1,410     7.65%
Trading account securities (1)        1,067        123   11.53%           -           -                    -          -
Temporary investments               21,964       1,391    6.33%      30,993       1,547    4.99%      48,415      2,647     5.47%
                                    ------       -----               ------       -----               ------      -----
    Total interest earning assets   657,687     55,958    8.51%     588,675      48,213    8.19%     534,916     45,293     8.47%
Cash and due from banks              37,289                          38,587                           34,643
Allowance for loan losses            (7,365)                         (6,826)                          (6,508)
Other assets                         36,752                          27,637                           23,828
                                     ------                          ------                           ------
    Total assets                   $724,363                         $648,073                        $586,879
                                  =========                         ========                        =========

INTEREST-BEARING LIABILITIES:
Interest-bearing checking and
  savings accounts                 $286,868   $ 7,043    2.46%     $279,614     $ 6,998     2.50%    $254,611    $ 6,941     2.73%
Time deposits                       187,061    11,116    5.94%      136,838       6,492     4.74%     138,046      7,195     5.21%
Repurchase agreements                 2,253       130    5.77%            -           -                     -          -
Term debt                            26,302     1,455    5.53%       26,678       1,379     5.17%      14,699        829     5.64%
                                     ------     -----                ------       -----                ------        ---
    Total interest-bearing
        liabilities                 502,484    19,744    3.93%      443,130      14,869     3.36%     407,356     14,965     3.67%
Non-interest-bearing deposits       143,208                         129,730                           110,527
Other liabilities                     4,400                           4,762                             3,941
                                      -----                           -----                             -----
    Total liabilities               650,092                         577,622                           521,824
Shareholders' equity                 74,271                          70,451                            65,055
                                     ------                          ------                            ------
    Total liabilities and
        shareholders' equity       $724,363                        $648,073                          $586,879
                                  =========                        ========                         =========

NET INTEREST INCOME (1)                      $ 36,214                           $33,344                         $30,328
                                             ========                           =======                        ========
NET INTEREST SPREAD                                       4.58%                            4.83%                            4.79%

AVERAGE YIELD ON EARNING ASSETS (1)(2)                    8.51%                            8.19%                            8.47%
INTEREST EXPENSE TO EARNING ASSETS                        3.01%                            2.53%                            2.80%
                                                          ----                             ----                             ----
NET INTEREST INCOME TO EARNING ASSETS (1)(2)              5.50%                            5.66%                            5.67%
                                                          ====                             ====                             ====

-----------------------------------------
(1)  Tax-exempt  income has been adjusted to a tax  equivalent  basis at a 35%
     effective rate. The amount of such adjustment was an addition to recorded income of $884, $849 and $607 for 2000, 1999 and 1998, respectively.

(2)  Non-accrual loans are included in average balance.

ANALYSIS OF CHANGES IN INTEREST DIFFERENTIAL

The following table sets forth, on a tax-equivalent basis, a summary of the changes in net interest income resulting from changes in volumes and rates.
Changes not due solely to volume or rate are allocated to rate.

                                                           2000 COMPARED TO 1999            1999 COMPARED TO 1998
                                                      -------------------------------  -------------------------------
                                                      INCREASE (DECREASE)              INCREASE (DECREASE)
                                                       DUE TO CHANGE IN                 DUE TO CHANGE IN
                                                       ------------------------------- -------------------------------
                                                       VOLUME     RATE     NET CHANGE   VOLUME     RATE     NET CHANGE

(In thousands)
INTEREST-EARNING ASSETS:
Loans                                                    $7,988   $ 226     $8,214     $3,652    $(1,817)   $1,835
Investment securities - available-for-sale
   Taxable securities                                      (690)    195       (495)     1,380         95     1,475
   Non-taxable securities (1)                               100      12        112        688         50       738
Investment securities - held-to-maturity (1)                (40)    (13)       (53)       (33)         5       (28)
Trading account securities (1)                                -     123        123          -          -         -
Temporary investments                                      (451)    295       (156)      (953)      (147)   (1,100)
                                                           ----     ---       ----       ----       ----    ------
      Total (1)                                           6,907     838      7,745      4,734     (1,814)    2,920

INTEREST-BEARING LIABILITIES:
Interest-bearing checking and
  savings accounts                                          182    (137)        45        682       (625)       57
Time deposits                                             2,383   2,241      4,624        (63)      (640)     (703)
Repurchase agreements                                         -     130        130          -          -         -
Term debt                                                   (19)     95         76        676       (126)      550
                                                            ---      --         --        ---        ----      ---
      Total                                               2,546   2,329      4,875      1,295     (1,391)      (96)
                                                          -----   -----      -----      -----      ------       ---

Net increase (decrease) in net interest income           $4,361  $(1,491)   $2,870     $3,439     $ (423)   $3,016
                                                         ======   =======   ======     ======      ======   ======

-----------------------------------------------
(1)  Tax-exempt interest income has been adjusted to a tax equivalent basis at a 35% effective tax rate.

NET INTEREST INCOME FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

The primary component of earnings for financial institutions is net interest income. Net interest income is the difference between interest income, primarily from loans and investments, and interest expense on deposits and borrowings.
Changes in net interest income result from changes in "volume," changes in
"spread," and change in "margin." Volume refers to the level of average interest-earning assets or interest-bearing liabilities. Spread refers to the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities. Margin refers to the ratio of net interest income to average earning assets and is influenced by the mix of interest-earning assets and interest-bearing liabilities as well as the relative proportion of interest-bearing liabilities to interest earning assets.

Net interest income for the year ended December 31, 2000 was $36.2 million, a
$2.9 million increase over the same period in 1999. Interest income on a taxable equivalent basis increased to $56.0 in 2000 compared with $48.2 million in 1999.
This $7.8 million increase was driven primarily by increases in the volume of earning assets, and to a lesser extent by an increase in the yield on earning assets. The yield on earning assets increased from 8.19% in 1999 to 8.51% in
2000 due primarily to a shift in the mix of earning assets from lower yielding investment securities and temporary investments to higher yielding loans. In
1999, average loans were 67.7 % of average earning assets, while in 2000 they improved to 73.9% of average earning assets. Interest expense for 2000 increased to $19.7 million from $14.9 million in 1999 due to both increases in the volume of interest-bearing liabilities and increases in the rates paid. The cost of interest-bearing liabilities increased from 3.36% in 1999 to 3.93% in 2000 due to changes in the mix of interest-bearing liabilities. Average time deposits, which are generally the highest cost deposits, increased from 30.9% of average interest-bearing liabilities in 1999 to 37.2% of average interest-bearing liabilities in 2000. The net interest margin compressed from 5.66% in 1999 to

5.50% in 2000 due primarily to funding costs increasing more than the yield on earning assets. The net interest margin compression is due partially to the entry into new markets where the Company must pay premiums on deposits and maintain very competitive loan rates in order to generate acceptable volumes of business.

Net interest income increased from $30.3 million in 1998 to $33.4 million in
1999. Interest income on a taxable equivalent basis increased $2.9 million due primarily to the volume of average earning assets, offset by a decrease in the rate earned. The average volume of earning assets increased $53.8 million due to approximately equal growth in loans and investment securities. The decrease in the yield on earning assets was primarily attributable to the overall lower level of interest rates that existed in 1999 compared with 1998. Interest expense decreased from $15.0 million in 1998 to $14.9 million in 1999 due primarily to decreases in the rates paid on average interest-bearing liabilities offset by growth in average interest-bearing liabilities. Growth in average interest-bearing liabilities was primarily in lower cost interest-bearing checking and savings accounts, which grew $25.0 million from 1998 to 1999. The net interest margin was 5.66% in 1999 compared with 5.67% in 1998.

PROVISION FOR LOAN LOSSES FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

The provision for loan losses is management's estimate of the amount necessary to maintain an allowance for loan losses at a level which is considered adequate based on the risk of losses inherent in the loan portfolio (see additional discussion under Allowance for Loan Losses). Management believes the allowance has been maintained at an adequate level with the provision for loan loss expense of $1,643,000 in 2000, $1,392,000 in 1999 and $1,025,000 in 1998. Loan
charge-offs, net of loan recoveries, were $1,519,000, $623,000 and $641,000 for the years 2000, 1999, and 1998, respectively.

NON-INTEREST INCOME FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

Non-interest income was $12,840,000 for 2000 compared with $6,350,000 in 1999.
Brokerage commissions and fees, the largest component of non-interest income increased to $6,458,000 in 2000 from $830,000 in 1999. This increase was primarily due to revenues generated by the Company's retail brokerage subsidiary, which was acquired in November 1999. The current year includes revenues generated by the subsidiary for twelve months versus only one month of revenues in 1999. Service fees, the second largest component of non-interest income, increased to $4,976,000 in 2000 from $4,308,000 in 1999. The increase in service fees was due primarily to selected deposit fee repricing, and increases in ATM revenues.

Comparing 1999 with 1998, total non-interest income increased $797,000 primarily due to increases in service fees which were up $716,000. Service fees increased due to deposit fee repricing and an increase in the number of checking accounts.
ATM fees which are included in service fees also increased due to expansion of the Company's ATM network.

NON-INTEREST EXPENSE FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

Non-interest expense consists principally of employees' salaries and benefits, occupancy costs, service fees, brokerage settlement fees, intangible amortization, supplies, marketing and communications expenses. Also included in non-interest expense in 2000 is merger related expense. One measure of a Bank's ability to contain non-interest expense is the efficiency ratio. It is calculated by dividing total non-interest expense by the sum on taxable equivalent net interest income and non-interest income. The Bank's efficiency ratio excluding merger related expenses was 55.02% in 2000 compared with 55.33%
in 1999.

Non-interest expense increased to $31,534,000 in 2000 compared with $22,126,000 in 1999. The largest component of this increase was salaries and benefits which increased $4,854,000. Of this increase, $4,120,000 was attributable to the inclusion of Strand in the Company's results for a full twelve months in 2000 compared with only one month in 1999. The remainder of the increase was due to increased staffing levels at the Bank as a result of new store openings in late
1999 and early 2000, additional lending staff and general compensation increases. Occupancy and equipment expense increased to $4,234,000 in 2000 compared with $3,316,000 in 1999. The primary reason for the increase was occupancy and equipment expenses associated with Strand and the opening of a new store in Salem in early 2000. Settlement fees increased to $546,000 in 2000 from
$48,000 in 1999 due to the inclusion of Strand expenses for all of 2000 compared with only one month in 1999. Services, which include expenses of attorneys, accountants, ATM network fees, armored car services and other professional fees increased to $2,288,000 in 2000 compared with $1,918,000 in 1999. The increase was associated with the Company's expanded ATM network and increases in internal audit and accounting fees. Other expenses increased to $1,459,000 in 2000 compared with $839,000 in 1999. Reasons for the increase are the inclusion of full-year operating expenses for Strand and increased loan workout expenses at the Bank. Intangible amortization increased $147,000 in 2000 compared with 1999 due to the inclusion of full-year expenses at Strand and additional amortization associated with the acquisition of Adams Hess. Merger expenses were $1,972,000 in 2000 and consisted of expenses associated with the merger of Umpqua Holdings
Corporation and VRB.

Comparing 1999 with 1998, non-interest expense increased to $22,126,000 from
$19,865,000. Salaries and benefits increased to $12,221,000 in 1999 from
$10,821,000 in 1998. The growth was due to staffing increases at the Bank to generate and support loan and deposit growth. Occupancy and equipment expense increased from $2,769,000 in 1998 to $3,316,000 in 1999. The increase was due to the opening of a Portland store, a new loan center, the relocation and expansion of the Sutherlin store and the opening of a Support and Accounting center.
Additional expenses were incurred as the Company upgraded its operating and communications equipment. Services increased from $1,665,000 in 1998 to
$1,918,000 in 1999. The increase was primarily due to the Company's expansion of its ATM network.

INCOME TAX EXPENSE FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

The provision for income taxes was $6,121,000, $5,564,000 and $5,348,000 for the years 2000, 1999 and 1998, respectively. The provision resulted in effective combined federal and state tax rates of 40.8%, 36.3% and 37.2%. The 4.5%
increase in the effective tax rate from 1999 to 2000 was primarily due to non-deductible merger-related expense incurred in 2000.

INVESTMENT PORTFOLIO

Investment securities are classified as either available-for-sale or held-to-maturity according to management's intention. The objectives of the investment portfolio are to provide liquidity, offset interest rate risk positions and provide a profitable interest yield to the Company. The following table provides the carrying values of the Company's portfolio of investment securities as of December 31, 2000 and 1999:

                                                                December 31,
                                                                ------------
(In thousands)                                             2000           1999
Investment Securities Available-For-Sale At Fair Value:
  U.S. Treasury and agencies                             $ 94,857       $ 96,417
  U.S. Government agency mortgage-backed securities         6,768         13,830
  Obligations of states and political subdivisions         22,025         21,512
                                                           ------         ------
                                                         $123,650       $131,759
                                                         ========       ========

                                                                December 31,
                                                                ------------
(In thousands)                                              2000           1999
Investment Securities Held-To-Maturity
        At Amortized Cost:
  Obligations of states and political subdivisions       $ 17,060       $ 18,010
                                                         --------       --------
                                                         $ 17,060       $ 18,010
                                                         ========       ========

The maturity distribution and yields of securities at December 31, 2000 were as follows:

                                        December 31, 2000
                                        -----------------
                                            Approximate  Weighted
                                 Amortized    Market     Average
(In thousands)                     Cost        Value     Yield (1)
U.S. Treasuries and Agencies:
  One year or less               $ 6,304     $ 6,286     5.52%
  One to five years               52,969      52,730     6.05%
  Five to ten years               35,188      34,862     6.44%
  Over ten years                   1,000         978     7.00%
                                 -------     -------     -----
                                  95,461      94,856     6.17%
                                 -------     -------     -----

Obligations of States and
        Political Subdivisions:
  One year or less                   722         723     6.61%
  One to five years               11,082      11,183     7.17%
  Five to ten years               18,924      19,099     6.42%
  Over ten years                   8,297       8,500     7.61%
                                 -------     -------     -----
                                  39,025      39,505     6.89%
                                 -------     -------     -----

Serial Maturities (2)              6,770       6,768     6.35%
                                 -------     -------     -----
                                $141,256    $141,129     6.38%
                                ========    ========     ====

-----------------------------
(1)  Weighted average yields are stated on a federal tax equivalent basis at a
     35% effective tax rate.

(2)  Serial maturities  includes  mortgage-backed  securities,  collateralized mortgage obligations and asset-backed securities.

LOANS

Loans, excluding mortgage loans held for sale, were $530.1 million at December
31, 2000 compared with $448.8 million at December 31, 1999, an 18.1% increase.
The largest increases were in real estate mortgage, primarily commercial properties, and commercial and industrial loans. The Company's loan portfolio carries credit risk, which could result in loan charge-offs. The Company manages this risk through the use of credit policies and review procedures. (See additional information under the Allowance for Loan Losses discussion.)

The following table presents the composition of the Company's loan portfolio at
December 31 of the years indicated:

                                  2000                 1999                1998                   1997                1996
                           -----------------------------------------------------------------------------------------------------
                           AMOUNT       %       AMOUNT      %       AMOUNT       %        AMOUNT       %        AMOUNT     %
                           -----------------------------------------------------------------------------------------------------
(In thousands)
Commercial and industrial  $104,559   23.3%   $ 84,076    24.2%    $ 64,558    25.9%     $ 57,207   28.7%     $ 42,029    25.6%
Real estate:
  Construction               67,789   14.4%     58,996    12.1%      37,318     7.4%       26,237    6.9%       15,347     5.5%
  Mortgage                  308,423   50.5%    260,630    51.4%     219,911    50.2%      146,827   45.0%      119,329    47.1%
Individuals                  47,662   11.1%     44,889    12.2%      42,636    16.3%       41,398   19.1%       37,067    21.5%
Other                         1,710    0.6%        255     0.1%         458     0.2%          557    0.3%          497     0.3%
                              -----    ---         ---     ---          ---     ---           ---    ---           ---     ---
     Total                 $530,143  100.0%   $448,846   100.0%    $364,881   100.0%     $272,226   100.0%    $214,269   100.0%
                           ========  =====    =========  =====     ========   =====      ========   =====     ========   =====

The following table sets forth the Company's loan portfolio maturities on fixed rate loans and the repricing dates on variable rate loans, at December 31, 2000:

(In thousands)        Within 1 Year   1 to 5 Years   After 5 Years    Total
                      --------------  -------------  ------------- -----------
Fixed-Rate Loan
        Maturities:
  Commercial and
        industrial      $ 3,245,720    $ 14,798,119   $ 4,702,800  $ 22,746,639
  Real estate            12,954,677      15,548,872    33,053,795    61,557,344
  Individuals             3,582,771      15,489,442    15,691,795    34,764,008
  Other                   2,132,945              --           --      2,132,945
                         ---------       ---------     ---------      ---------
           Total       $ 21,916,113    $ 45,836,433  $ 53,448,390  $121,200,936
                       ============    ============  ============  =============

(In thousands)        Within 1 Year   1 to 5 Years   After 5 Years    Total
                      -------------   -------------  ------------- ------------
Adjustable-Rate
  Loan Repricing:
 Commercial and
    industrial         $ 72,436,655     $ 9,375,678           $ -  $ 81,812,333
  Real estate           124,201,832     178,358,815    11,964,592   314,525,239
  Individuals            12,459,703           1,500       143,491    12,604,694
                         ----------           -----       -------    ----------
           Total      $ 209,098,190   $ 187,735,993  $ 12,108,083  $408,942,266
                      =============   =============  ============  =============

NON-PERFORMING LOANS

Non-performing loans include loans that are on non-accrual status and loans that are 90 days past due with respect to the payment of principal or interest.
Non-performing loans decreased from $2.2 million at December 31, 1999 to $0.9 million at December 31, 2000. Additionally, non-performing loans as a percent of total loans decreased to 0.18% of total loans at December 31, 2000 compared with
0.48% in 1999.

The following table presents information with respect to non-performing assets:

                                                    December 31,
                                                    ------------
                                       2000     1999   1998     1997   1996
                                       ----     ----   ----     ----   ----
(In thousands)
--------------
Loans on non-accrual status            $ 739   $1,949  $ 719  $ 1,529  $ 276
Loans past due greater than
  90 days but not on
  non-accrual status                     192      206    163      101     38
Other real estate owned                   -        -      51       -      -
                                        ----     ----   ----     ----   ----
Total non-performing assets             $931   $2,155  $ 933  $ 1,630  $ 314
                                        ====   ======  =====  =======  =====
Percentage of non-performing loans to
  total loans                           0.18%    0.48%  0.26%    0.60%  0.15%

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

On a quarterly basis losses inherent in the portfolio are estimated by reviewing the following key elements of the loan portfolio:

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

         o        Loss allocation by internally assigned risk rating

         o        Loss allocation by portfolio type based on historic loan loss experience

         o        The allowance as a percentage of total loans

The allowance for loan losses is based upon estimates of losses inherent in the portfolio. The amount of losses actually incurred can vary significantly from these estimates. Assessing the adequacy of the allowance on a quarterly basis allows management to adjust these estimates based upon the most recent information available. At December 31, 2000 the allowance for loan losses was
1.34% of total loans and was considered by management adequate to absorb credit losses specifically identified as well as estimated credit losses inherent in the portfolio.

The following table shows activity in the allowance for loan losses for the periods indicated:

Summary of Loan Loss Experience
-------------------------------
                                         Years Ended December 31,
                                         ------------------------
                                  2000        1999      1998    1997      1996
                                  ----        ----      ----    ----      ----
(In thousands)
Loans outstanding at end of year  $530,143  $448,846  $364,881  $272,225  $214,269
                                  ========  ========  ========  ========  ========
Average loans outstanding         $484,563  $398,136  $359,478  $245,569  $192,892
                                  ========  ========  ========  ========  ========
Allowance for loan losses,
        beginning of year            6,972   $ 6,203   $ 3,921   $ 3,623   $ 2,644
Loans charged off:
  Commercial                         1,126       549       276       130        63
  Real estate                          105        28        91        --        --
  Consumer                             386       346       422       484       106
                                       ---       ---       ---       ---       ---
    Total loans charged off          1,617       923       789       614       169
                                     -----       ---       ---       ---       ---
Recoveries:
  Commercial                            53       251        76        61       276
  Real estate                            6        --        --        --        --
  Consumer                              39        49        72        39        22
                                        --        --        --        --        --
    Total recoveries                    98       300       148       100       298
                                        --       ---       ---       ---       ---
Net loans charged off (recovered)    1,519       623       641       514      (129)
Provision charged to income          1,643     1,392     1,025       812       850
Acquisitions                            --        --     1,898        --        --
                                    -----      -----     -----     -----      -----
Allowance for loan losses, end
        of year                    $ 7,096   $ 6,972   $ 6,203   $ 3,921   $ 3,623
                                   =======   =======   =======   =======   =======

Ratio of net loans charged off
  to average loans
  outstanding                         0.31%      0.16%    0.18%     0.21%    (0.07)%
                                      ====       ====     ====      ====     =====

Ratio of allowance for loan
  losses to ending
  total loans                         1.34%      1.55%    1.70%     1.44%    1.69%
                                      ====       ====     ====      ====     ====

The following table sets forth the allocation of the allowance for loan losses:

                                       December 31, 2000
                                       -----------------
                                                     Percentage of Loans in Each
                               Amount                Category to Total Loans
                               ------                -----------------------
(In thousands)
Commercial and industrial      $ 2,127                 19.7%
Real estate                      3,420                 71.0%
Loans to individuals               970                  9.0%
Other                                1                  0.3%
Unallocated                        578                   --
                                ------               ------
                               $ 7,096                100.0%
                               =======               ======

                                       December 31, 1999
                                       -----------------
                                                     Percentage of Loans in Each
                               Amount                Category to Total Loans
                               ------                -----------------------
(In thousands)
Commercial and industrial      $ 1,603                 18.7%
Real estate                      3,837                 71.2%
Loans to individuals               564                 10.0%
Other                               13                  0.1%
Unallocated                        955                   --
                               ------                ------
                               $ 6,972                100.0%
                               =======                =====

CAPITAL EXPENDITURES

Capital expenditures for premises and equipment were $2.9 million and $4.7 million for the years ended December 31, 2000 and 1999. Capital expenditures in
2000 included the construction of a new store in Central Point and the acquisition of land in Salem for an additional store scheduled to open in mid
2001. Capital expenditures in 1999 included a Support and Accounting Office, a new Sutherlin store, a new Portland store, additional ATMs, a remodel of the
Company's executive offices and the construction of a store in Salem.

DEPOSITS AND BORROWINGS

Total deposits increased $104.0 million over December 31, 1999 to $681.3 million at December 31, 2000. Growth was particularly strong in non-interest bearing demand deposits which were up $27.6 million and time deposits which were up
$81.4 million.

Borrowings decreased $31.5 million as the Company reduced the amount of on balance sheet liquidity that had been built up in anticipation of possible Year
2000 depositor withdrawals. Additionally, deposit growth was higher than loan growth which allowed the Company to pay down its borrowings.

The following table sets forth the average balances of the Company's interest-bearing liabilities, interest expense and average rates paid for the periods indicated:

                                                            Year Ended December 31,
----------------------------------------------------------------------------------------------------------------------
                            2000                           1999                           1998
----------------------------------------------------------------------------------------------------------------------
                           Average   Interest  Average    Average   Interest  Average    Average   Interest  Average
                           Balance    Expense    Rate     Balance    Expense    Rate     Balance    Expense    Rate
----------------------------------------------------------------------------------------------------------------------
(In thousands)
Liabilities:
Interest-bearing checking
  and savings accounts     $ 286,868   $ 7,043   2.46%   $ 279,614   $ 6,998   2.50%   $ 254,611   $ 6,941   2.73%
Time deposits                187,061    11,116   5.94%     136,838     6,492   4.74%     138,046     7,195   5.21%
Repurchase agreements          2,253       130   5.77%           -         -        -           -         -      -
Borrowed funds                26,302     1,455   5.53%      26,678     1,379   5.17%      14,699       829   5.61%
                              ------     -----               ------     -----               ------       ---
  Total interest-bearing
    liabilities              502,484  $ 19,744   3.93%     443,130  $ 14,869   3.36%     407,356  $ 14,965   3.67%
                                      ========                       ========                       ========
Non-interest-bearing
    liabilities              147,608                        134,492                        114,468
                             -------                        -------                        -------
    Total liabilities      $ 650,092                      $ 577,622                      $ 521,824
                           =========                      =========                      =========

MARKET RISK

Interest-rate, credit and operations risks are the most significant risks affecting the Company's performance. Other types of risks, such as commodity and foreign exchange risk do not impact the Company in the normal course of business. The Company relies on credit reviews, underwriting standards and the adequacy of the allowance for loan losses to mitigate credit risk.

The Company manages the balance between the rate-sensitive assets and rate-sensitive liabilities being repriced in any given period with objectives of minimizing fluctuations in net interest income. The Company considers its rate-sensitive assets to be those that either contain a provision to adjust the interest rate periodically or mature within one year. These assets include certain loans and investment securities and interest-bearing deposits in other banks. Rate-sensitive liabilities are those liabilities that are considered sensitive to periodic interest rate changes within one year, including maturing time certificates, certain savings deposits and a portion of interest-bearing demand deposits. The difference between the aggregate amount of assets and liabilities that reprice within various time frames is called the "static gap."

The Company generally seeks to maintain a balanced position within one year, whereby the difference between assets and liabilities is minimized. This is accomplished by maintaining a significant level of loans, investment securities and deposits available for repricing within one year.

According to the traditional financial institution industry static gap basis table set forth on the following table, the Company was liability sensitive within one year due primarily to interest-bearing demand deposits. These deposits do not necessarily react at the same time or in the same degree as the
Bank's prime rate.

INTEREST RATE SENSITIVITY-STATIC GAP BASIS                 By Repricing Interval
                                            ----------------------------------------------------  Non-Interest-
DECEMBER 31, 2000 (in thousands)              0-3 Months   3-12 Months   1-5 Years  Over 5 Years  Bearing Funds   Total
ASSETS
Interest-bearing deposits in
  other banks                                $   32,954    $      -    $      -    $      -      $     -       $   32,954
Securities available-for-sale                       852        6,852      60,344      55,602           -          123,650
Securities held-to-maturity                         100           80       3,319      13,561           -           17,060
Trading account securities                        1,106           -           -           -            -            1,106
Loans                                           172,374      110,721     189,815      58,767           -          531,677
Non-interest-earning assets
  and allowance for
  credit losses                                      -            -           -           -         79,201         79,201
                                              ---------    ---------   ---------   ---------     ---------      ---------
    Total                                     $ 207,386    $ 117,653   $ 253,478   $ 127,930      $ 79,201      $ 785,648
                                              =========    =========   =========   =========     =========      =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing demand deposits              $ 246,192    $      -    $      -    $      -      $      -      $  246,192
Savings deposits                                 43,072           -           -           -             -          43,072
Time deposits                                    62,599      131,936      36,131          23            -         230,689
Term debt                                         4,514        7,500       7,118          -             -          19,132
Non-interest-bearing liabilities
  and shareholders' equity                           -            -           -           -        246,563        246,563
                                              ---------    ---------   ---------   ---------     ---------      ---------
    Total                                     $ 356,377    $ 139,436    $ 43,249   $      23     $ 246,563      $ 785,648
                                              =========    =========   =========   =========     =========      =========

Interest rate sensitivity gap                 $(148,991)   $ (21,783)  $ 210,229   $ 127,907     $(167,362)
Cumulative                                    $(148,991)   $(170,774)  $  39,455   $ 167,362     $      -
                                              =========    =========   =========   =========     =========
Cumulative gap as a % of
  earning assets                                  (21.1)%      (24.2)%      5.6%        23.7%
                                              =========    =========   =========   =========

In addition to the static gap report, management uses an asset-liability simulation model to measure interest rate risk. The model simulates net interest income under various interest rate scenarios over a twelve-month period. The model results indicate that the Company will be slightly negatively impacted by falling interest rates and would be slightly positively impacted by rising interest rates. It should be noted that the model does not take into account future management actions that could be undertaken, if there were a change in actual market interest rates during the year. Additionally, certain assumptions are required to perform modeling simulations that may have a significant impact on the results. Model assumptions include timing and amount of non-maturity deposit repricing, estimated prepayments of loans and changes in the mix of the balance sheet. The change in net interest income may not always follow the general expectations of an asset sensitive or liability sensitive balance sheet during periods of changing interest rates, because interest rates earned or paid may change by differing increments and at different time intervals for each type of interest sensitive asset or liability. As a result of these factors, at any given time, the Company may be more sensitive or less sensitive to changes in interest rates than indicated in the following table.

Based on a financial analysis (dynamic gap) performed as of December 31, 2000, which takes into account how the specific interest rate scenario would be expected to affect each interest-earning asset and each interest-bearing liability, the Company estimates that changes in the prime interest rate would affect the Company's performance as follows:

                                                  December 31, 2000
                                ------------------------------------------------
                                Increase
                                (decrease) in
                                Net Interest    Net Interest
                                 Income         Margin        Return on Equity*
(Current prime rate is 9.50%)    (000's)        2000 = 5.50%   2000 = 14.07%
                               ------------     ------------   -------------
Prime rate increase of:
2% to 11.50%                      $ 1,144           5.68%         14.95%
1% to 10.50%                        $ 569           5.60%         14.51%

Prime rate decrease of:
2% to 7.50%                      $ (1,790)          5.24%         12.69%
1% to 8.50%                        $ (687)          5.41%         13.54%

                                                  December 31, 1999
                                ------------------------------------------------
                                Increase
                                (decrease) in
                                Net Interest    Net Interest
                                Income         Margin        Return on Equity
(Current prime rate is 8.50%)   (000's)        1999 = 5.66%   1999 = 13.86%
                                ------------   ------------   -------------
Prime rate increase of:
2% to 10.50%                      $ 373          5.73%          14.16%
1% to 9.50%                       $ 188          5.70%          14.01%

Prime rate decrease of:
2% to 6.50%                    $ (1,180)         5.46%          12.89%
1% to 7.50%                       $ (89)         5.65%          13.78%

* Before merger related expenses

LIQUIDITY

Liquidity enables the Company to meet the borrowing needs of its customers and withdrawals of its depositors. The Company meets its liquidity needs through the maintenance of cash resources, lines of credit with other financial institutions, and a stable base of core deposits. Excess funds, when available, are deposited on a short-term basis with the Federal Home Loan Bank (FHLB) or invested overnight with other banks as federal funds sold. Customer deposits are the Company's main source of funds. Having a stable and diversified deposit base is a significant factor in the Company's long-term liquidity structure.

At December 31, 2000 the Company had an available line of credit at FHLB of
$120.8 million. The Company also had available lines of $39.7 million at other financial institutions. At December 31, 2000 the Company had overnight investments of $33.0 million. The Company also has the flexibility of selling securities from its available-for-sale investment portfolio to meet liquidity needs.

CAPITAL

Management seeks to maintain capital at a level that provides shareholders, customers and regulators with assurance of the Company's financial soundness, while at the same time employing leverage to achieve a desirable level of profitability. The Company is subject to certain minimum regulatory capital standards. These minimum standards include maintaining Tier 1 Capital at 4.0%
and Total Capital at 8.0% of risk-weighted assets. At December 31, 2000 the
Company had a Tier 1 ratio of 11.69% and a Total Capital ratio of 12.91%.

INFLATION

Assets and liabilities of a financial institution are primarily monetary in nature and therefore inflation has a less significant impact on financial institutions than fluctuations in interest rates. Inflation, as measured by the
Consumer Price Index, has not changed significantly during the past two years and has not had a material impact on the Company.

