Form 10-K, Exhibit 13
period 2000-12-31
UMPQUA HOLDINGS CORP
filed 2001-03-30
CIK 1077771

UMPQUA HOLDINGS CORPORATION

Consolidated Financial Statements for the Years Ended
December 31, 2000, 1999 and 1998, and Independent
Auditors' Report

UMPQUA HOLDINGS CORPORATION

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                18

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
  DECEMBER 31, 2000, 1999 AND 1998:

   Consolidated Balance Sheets                                               19

   Consolidated Statements of Income                                         20

   Consolidated Statements of Changes in Shareholders' Equity                21

   Consolidated Statements of Cash Flows                                     22

   Notes to Consolidated Financial Statements                             23-42

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Umpqua Holdings Corporation
Roseburg, Oregon

We have audited the consolidated balance sheet of Umpqua Holdings Corporation and subsidiaries (the "Company") as of December 31, 2000 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Umpqua Holdings
Corporation and subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements give retroactive effect to the merger of
Umpqua Holdings Corporation and VRB Bancorp in 2000, which has been accounted for as a pooling of interests as described in Note 17 to the consolidated financial statements. Other auditors audited and reported on the consolidated balance sheet of Umpqua Holdings Corporation as of December 31, 1999, and the
related consolidated statements of income, changes in shareholders' equity, and of cash flows for the years ended December 31, 1999 and 1998, prior to their restatement for the 2000 pooling of interests. The contribution of Umpqua
Holdings Corporation to total 1999 consolidated assets was 55% and to total net interest income for 1999 and 1998 was 50% and 46% of their respective restated
totals. The separate consolidated financial statements of VRB Bancorp as of
December 31, 1999, and for the years ended December 31, 1999 and 1998, were audited and reported on separately by other auditors. We audited the combination of the accompanying consolidated balance sheet as of December 31, 1999, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1999 and 1998, after restatement for the 2000 pooling of interests; in our opinion, such consolidated financial statements have been properly combined on the basis described in Note 1 to the consolidated financial statements.

/s/ Deloitte & Touche LLP

January 26, 2001

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2000 AND 1999
------------------------------------------------------------------------------------------------------------

ASSETS                                                                    2000                      1999
                                                                    ---------------          ---------------

Cash and due from banks, non-interest-bearing (Note 2)              $  43,998,452             $  46,279,859
Interest-bearing deposits in other banks                                9,203,982                17,230,197
Federal funds sold                                                     23,750,000                         -
                                                                       ----------                ----------
           Total cash and cash equivalents                             76,952,434                63,510,056
Trading account securities                                              1,105,868                   474,782
Investment securities available-for-sale, at fair value (Note 3)      123,649,847               131,758,539
Investment securities held-to-maturity, at amortized cost (Note 3)     17,060,488                18,010,109

Mortgage loans held for sale, at cost which approximates market         1,534,060                 1,182,951

Loans receivable (Note 4)                                             530,143,203               448,845,860
  Less: Allowance for loan losses                                      (7,096,499)               (6,972,518)
                                                                       ----------                ----------
           Loans, net                                                 523,046,704               441,873,342
Federal Home Loan Bank stock, at cost                                   4,527,300                 4,245,000
Premises and equipment, net (Note 5)                                   18,678,617                17,217,164
Intangible assets, net                                                 11,113,258                10,708,406
Accrued interest receivable and other assets                            7,979,686                 8,489,134
                                                                        ---------                 ---------
                                                                   $  785,648,262             $ 697,469,483
                                                                   ==============             =============

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposit liabilities
  Demand, non-interest-bearing                                      $ 161,351,466             $ 133,771,739
  Demand, interest-bearing                                            246,192,202               247,890,752
  Savings                                                              43,072,219                46,389,841
  Time deposits (Note 6)                                              230,689,407               149,245,031
                      -                                               -----------               -----------
           Total deposit liabilities                                  681,305,294               577,297,363
Securities sold under agreements to repurchase                          4,513,924                         -
Term debt (Note 12)                                                    14,618,000                46,158,000
Accrued interest payable and other liabilities                          6,410,511                 3,688,554
                                                                        ---------                 ---------
                                                                      706,847,729               627,143,917
                                                                      -----------               -----------

Commitments and contingencies (Notes 7 and 15)

Shareholders' equity (Notes 13 and 14)
  Common stock, no par value, 20,000,000 shares authorized;
    issued and outstanding: 14,393,383 in 2000 and
    14,364,702 in 1999                                                 44,618,852                44,477,319
  Retained earnings                                                    34,523,533                29,136,655
  Accumulated other comprehensive loss                                   (341,852)               (3,288,408)
                                                                         --------                ----------
                                                                       78,800,533                70,325,566
                                                                       ----------                ----------
                                                                    $ 785,648,262             $ 697,469,483
                                                                    =============             =============

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
DECEMBER 31, 2000, 1999 AND 1998
-----------------------------------------------------------------------------------------------------------

                                                    2000                   1999                   1998
                                               --------------        --------------          --------------
INTEREST INCOME
  Interest and fees on loans                    $ 44,742,225           $ 36,527,743            $ 34,692,871
  Interest on taxable investment securities        6,954,403              7,448,927               5,973,968
  Interest on tax-exempt investment securities     1,899,583              1,840,498               1,371,955
  Interest on temporary investments                1,390,952              1,546,453               2,646,843
  Interest on trading account assets                  86,744                      -                       -
                                                  ----------             ----------              ----------
           Total interest income                  55,073,907             47,363,621              44,685,637
                                                  ==========             ==========              ==========

INTEREST EXPENSE
  Interest on deposits                            18,158,599             13,490,644              14,135,943
  Interest on borrowed funds                       1,585,809              1,378,455                 829,045
                                                  ----------             ----------              ----------
           Total interest expense                 19,744,408             14,869,099              14,964,988
                                                  ----------             ----------              ----------
           Net interest income                    35,329,499             32,494,522              29,720,649

Provision for loan losses (Note 4)                 1,642,833              1,392,250               1,024,650
                                                  ----------             ----------              ----------
           Net interest income after
            provision for loan losses             33,686,666             31,102,272              28,695,999

NON-INTEREST INCOME
  Service fees                                     4,975,684              4,308,049               3,591,847
  Brokerage commissions and fees                   6,457,997                829,554                 523,162
  Gain on sale of loans                              476,771                363,554                 562,130
  Other income                                       929,301                848,464                 876,184
                                                  ----------             ----------              ----------
           Total non-interest income              12,839,753              6,349,621               5,553,323
                                                  ----------             ----------              ----------

NON-INTEREST EXPENSE
  Salaries and benefits (Note 11)                 17,074,982             12,220,820              10,820,675
  Occupancy  and equipment                         4,233,750              3,315,682               2,769,273
  Communications                                   1,267,939              1,165,522                 960,666
  Marketing                                        1,004,723              1,157,789                 929,031
  Supplies                                           777,388                698,032                 747,392
  Services                                         2,287,712              1,918,238               1,664,626
  Settlement fees                                    546,161                 47,974                       -
  Intangible amortization                            909,880                762,943                 775,961
  Other operating                                  1,459,404                838,531               1,196,927
  Merger expense (Note 17)                         1,971,603                      -                       -
                                                  ----------             ----------              ----------
           Total non-interest expense             31,533,542             22,125,531              19,864,551
                                                  ----------             ----------              ----------

INCOME BEFORE PROVISION FOR INCOME TAXES          14,992,877             15,326,362              14,384,771

PROVISION FOR INCOME TAXES (Note 8)                6,121,483              5,564,040               5,347,711
                                                  ----------             ----------              ----------
NET INCOME                                      $  8,871,394            $ 9,762,322             $ 9,037,060
                                                ============            ===========             ===========

EARNINGS PER COMMON SHARE (Note 10)
  Basic                                               $ 0.62                 $ 0.67                  $ 0.63
                                                ============            ===========             ===========

  Diluted                                             $ 0.61                 $ 0.66                  $ 0.62
                                                ============            ===========             ===========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
DECEMBER 31, 2000, 1999 AND 1998
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                                  Accumulated
                                                                                                   Compre-        Other Com-
                                                        COMMON STOCK                               hensive        prehensive
                                                                                  Retained          Income          Income
                                                  Shares           Amount         Earnings          (Loss)          (Loss)
                                                  -----------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1998                       13,293,547        $32,469,140    $19,147,068                        $ 217,000
Net income                                                                          9,037,060    $ 9,037,060
Other comprehensive income, net of tax
  Unrealized gains on securities arising
    during the period,
    net of taxes of $273,421                                                                         570,864           570,864
  Unrealized losses on securities transferred
    from held-to-maturity to
    available-for-sale                                                                               (62,140)          (62,140)
                                                                                                  ----------
Comprehensive income                                                                             $ 9,545,784
                                                                                                 ===========
Stock issuance, net of issuance
    costs of  $1,416,000                          1,150,000         12,384,000
Proceeds from stock options exercised (Note 14)      24,990            145,400
Stock dividend                                      271,816          3,010,529     (3,010,529)
Cash dividends $0.17 per share                                                     (2,527,315)
                                                 ----------         ----------     ----------                       ----------
Balance at December 31, 1998                     14,740,353        $48,009,069    $22,646,284                        $ 725,724
                                                 ==========         ==========     ==========                       ==========

BALANCE AT JANUARY 1, 1999                       14,740,353        $48,009,069    $22,646,284                        $ 725,724
Net income                                                                          9,762,322    $ 9,762,322
Other comprehensive income, net of tax
  Unrealized losses on securities arising
    during the period,
    net of taxes of $2,193,075                                                                    (4,014,132)       (4,014,132)
                                                                                                  ----------
Comprehensive income                                                                             $ 5,748,190
                                                                                                  ==========
Stock repurchased and retired                      (436,883)        (3,960,976)
Proceeds from stock options
    exercised (Note 14)                              61,232            429,226
Cash dividends $0.23 per share                                                     (3,271,951)
                                                 ----------         ----------     ----------                       ----------
Balance at December 31, 1999                     14,364,702        $44,477,319    $29,136,655                      $(3,288,408)
                                                 ==========         ==========     ==========                       ==========

BALANCE AT JANUARY 1, 2000                       14,364,702        $44,477,319    $29,136,655                      $(3,288,408)
Net income                                                                          8,871,394    $ 8,871,394
Other comprehensive income, net of tax
  Unrealized gains on securities arising
    during the period,
    net of taxes of $1,611,948                                                                     2,946,556         2,946,556
                                                                                                  ----------
Comprehensive income                                                                             $11,817,950
                                                                                                  ==========
Stock repurchased and retired                      (15,962)           (116,662)
Proceeds from stock options
    exercised (Note 14)                             44,643             258,195
Cash dividends $0.24 per share                                                     (3,484,516)
                                                ----------          ----------     ----------                       ----------
Balance at December 31, 2000                    14,393,383         $44,618,852    $34,523,533                       $ (341,852)
                                                ==========          ==========     ==========                       ==========

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
------------------------------------------------------------------------------------------------------------------------

                                                                     2000                 1999                1998
                                                              ----------------    ----------------      ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                     $ 8,871,394           $ 9,762,322           $ 9,037,060
  Adjustments to reconcile net income to net cash
        provided by operating activities:
    Federal Home Loan Bank stock dividends                          (282,300)             (281,880)             (280,420)
    Deferred income tax expense                                      248,590               204,339               227,550
    Amortization of investment premiums, net                         121,907               179,694               277,869
    Origination of loans held for sale                           (20,862,663)          (15,346,946)          (29,667,550)
    Proceeds from sales of loans held for sale                    20,895,417            16,134,851            29,510,856
    Net increase in trading account securities                      (276,795)                    -                     -
    Provision for loan losses                                      1,642,833             1,392,250             1,024,650
    Gain on sales of loans                                          (476,771)             (363,554)             (562,130)
    Depreciation of premises and equipment                         1,446,517             1,215,958             1,041,851
    Amortization of intangibles                                      909,880               762,943               775,961
    Net (increase) decrease in other assets                       (1,257,337)             (594,594)              274,579
    Net increase (decrease) in other liabilities                   2,768,110               226,293            (1,895,805)
                                                                  ----------            ----------            ----------
           Net cash provided by operating activities              13,748,782            13,291,676             9,764,471
                                                                  ----------            ----------            ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of investment securities available-for-sale                     -          (21,945,247)          (99,409,800)
  Purchases of investment securities held-to-maturity                       -           (1,125,587)           (2,371,411)
  Purchases of Federal Home Loan Bank stock                                 -             (248,700)                    -
  Maturities of investment securities available-for-sale            7,046,252            6,917,235            40,424,035
  Maturities of investment securities held-to-maturity                955,000              575,000             3,425,000
  Principal repayments received on mortgage-backed
        and related securities                                      5,493,657            8,457,039            11,076,719
  Sales of investment securities available-for-sale                         -           10,559,844                     -
  Net loan (originations) payments                                (87,747,743)         (83,897,782)            1,805,704
  Purchase of loans                                                (8,933,328)          (4,314,232)           (2,060,223)
  Acquisitions, net of cash acquired                               (1,797,170)          (2,819,882)           (1,644,499)
  Proceeds from sales of loans                                     13,957,785            3,797,921             1,584,656
  Purchases of premises and equipment                              (2,874,102)          (4,672,218)           (1,110,641)
                                                                   ----------           ----------            ----------
           Net cash used by investing activities                  (73,899,649)         (88,716,609)          (48,280,460)
                                                                   ----------           ----------            ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in deposit liabilities                             104,007,931           47,978,504            27,189,350
  Net increase in securities sold under agreements
        to repurchase                                               4,513,924                     -                     -
  Dividends paid on common stock                                   (3,484,516)          (3,271,951)           (2,527,315)
  Net proceeds from stock offering                                          -                     -            12,384,000
  Proceeds from stock options exercised                               212,571              324,137                 84,899
  Repurchase and retirement of common stock                          (116,665)          (3,960,975)                     -
  Proceeds from borrowings of term debt                                     -           41,500,000             27,000,000
  Repayments of term debt                                         (31,540,000)         (20,540,000)           (15,789,041)
                                                                   ----------           ----------            ----------
           Net cash provided by financing activities               73,593,245           62,029,715             48,341,893
                                                                  ----------           ----------            ----------
Net increase (decrease) in cash and cash equivalents               13,442,378          (13,395,218)             9,825,904
Cash and cash equivalents, beginning of year                       63,510,056           76,905,274             67,079,370
                                                                  ----------           ----------            ----------
Cash and cash equivalents, end of year                           $ 76,952,434         $ 63,510,056           $ 76,905,274

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest                                                     $ 19,339,314         $ 14,751,643           $ 14,835,457
    Income taxes                                                  $ 5,555,635          $ 5,629,100            $ 4,754,109
                                                                   ==========           ==========             ==========

See notes to consolidated financial statements.

UMPQUA HOLDINGS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS - Umpqua Holdings Corporation (the "Company") is a
financial holding company headquartered in Roseburg, Oregon, and is engaged primarily in the business of commercial and retail banking and the delivery of retail brokerage services. The Company provides a wide range of banking, asset management, mortgage banking, and other financial services to corporate, institutional and individual customers through its wholly-owned banking subsidiary Umpqua Bank (the "Bank"). The Company engages in the retail brokerage business through its wholly-owned subsidiary Strand, Atkinson, Williams &
York, Inc. (Strand). The Company and its subsidiaries are subject to the regulations of certain National and State agencies and undergo periodic examination by these regulatory agencies.

BASIS OF FINANCIAL STATEMENT PRESENTATION - The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and with prevailing practices within the banking and securities industries. In preparing such financial statements, management is required to make certain estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses.

CONSOLIDATION - The accompanying consolidated financial statements include the accounts of Umpqua Holdings Corporation, Umpqua Bank and Strand, Atkinson,
Williams & York, Inc. All intercompany balances and transactions have been eliminated in consolidation. Effective December 1, 2000 Umpqua Holdings
Corporation ("Umpqua") merged with VRB Bancorp ("VRBA"). Each share of VRBA stock was exchanged for .8135 shares of Umpqua stock. The transaction was accounted for under the pooling-of-interests method of accounting and, accordingly, the assets and liabilities of the two corporations were combined using historical cost. Additionally, all financial statements and footnotes have been restated for all periods presented to reflect the combined organization.

CASH AND CASH EQUIVALENTS - For purposes of the accompanying statements of cash flows, cash and cash equivalents includes cash and due from banks, federal funds sold and interest bearing balances due from other banks.

TRADING ACCOUNT SECURITIES - Debt securities held for resale are classified as trading account securities and reported at fair value. Realized and unrealized gains or losses, recognized on a specific identification basis, are recorded in noninterest income.

INVESTMENT SECURITIES held-to-maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts. Securities available-for-sale are stated at fair value. Gains and losses on sales of securities, recognized on a specific identification basis, are included in noninterest income. Net unrealized gain or loss on securities available-for-sale is included, net of tax, as a component of shareholders' equity.

Mortgage-backed and related securities represent participating interests in pools of mortgage loans originated and serviced by the issuers of the securities. Premiums and discounts are amortized using a method that approximates the level yield method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Certain obligations of U.S.
government agencies are callable by the agency. Premiums on these securities are amortized using a method that approximates the level yield method over the remaining period to the first call date. Discounts are amortized under the level yield method over the remaining period to scheduled maturity.

In 1998, the Company adopted Statement of Financial Accounting Standards
("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities,
which establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and resulting designation. As permitted by the standard, the Company transferred certain held-to-maturity securities with a carrying value of
$18,169,354 to the available-for-sale designation, resulting in a charge to accumulated other comprehensive income of $62,140, net of tax.

LOANS HELD FOR SALE include mortgage loans and are reported at the lower of cost or market value. Gains or losses on the sale of loans that are held for sale are recognized at the time of the sale and determined by the difference between net sale proceeds and the net book value of the loans less the estimated fair value of any retained mortgage servicing rights.

LOANS are reported net of unearned income. All discounts and premiums are recognized over the life of the loan as yield adjustments.

IMPAIRED LOANS - Loans specifically identified as impaired are measured based on the present value of expected future cash flows discounted at the loans observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments. If the measurement of the impaired loan is less than the recorded investment in the loan, impairment is recognized by creating or adjusting an existing allocation of the allowance for loan losses. Interest received on impaired loans is applied in the following order:

o Against the recorded impaired loan until paid in full

o As a recovery up to any amounts charged off related to the impaired loan

o As revenue

ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is established to absorb known and inherent losses primarily resulting from loans outstanding and related off-balance sheet commitments. Accordingly, all loan losses are charged to the allowance and all recoveries are credited to it. The provision for loan losses charged to operating expense is based on past loan loss experience and other factors which, in management's judgment, deserve current recognition in estimating possible loan losses. Such other factors include growth and composition of the loan portfolio, credit concentrations, trends in portfolio volume, maturities, delinquencies and nonaccruals, the relationship of the allowance for loan losses to outstanding loans, and general economic conditions.
While management uses the best information available to base its estimates, future adjustments to the allowance may be necessary if economic conditions, particularly in the Company's market, differ substantially from the assumptions used. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. The Company's principal lending activity is concentrated along the Interstate 5 corridor in Oregon state.

LOAN FEES AND DIRECT LOAN ORIGINATION COSTS - Loan origination fees and direct loan origination costs are capitalized and recognized as an adjustment to the yield over the life of the related loans.

NONACCRUAL LOANS - Commercial and real estate loans are placed on nonaccrual status when they are 90 days past due as to principal or interest unless the loan is both well secured and in process of collection. When a loan is placed on nonaccrual status, unpaid interest that is deemed uncollectible is reversed and charged against current earnings and all amortization of net deferred fees or costs is discontinued.

INCOME TAXES are accounted for using the asset and liability method. Under this method a deferred tax asset or liability is determined based on the enacted tax rates which will be in effect when the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in the Company's income tax returns. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce the net carrying amount of deferred tax assets if it is determined to be more likely than not, that all or some portion of the potential deferred tax asset will not be realized.

PREMISES, EQUIPMENT AND INTANGIBLE ASSETS - Company premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided over the estimated useful life of the respective assets, 5 to 39 years, on a straight-line or accelerated basis. Expenditures for major renovations and betterments of the Company's premises and equipment are capitalized. In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets
and for Long-Lived Assets to be Disposed Of, management reviews long-lived assets and intangibles any time that a change in circumstance indicates that the carrying amount of these assets may not be recoverable. Recoverability of these assets is determined by comparing the carrying value of the asset to the forecasted undiscounted cash flows of the operation associated with the asset.
If the evaluation of the forecasted cash flows indicates that the carrying value of the asset is not recoverable, the asset is written down to fair value.
Goodwill, the price paid over the net fair value of acquired businesses, is amortized on a straight-line basis over 15 years. Intangibles are evaluated periodically for impairment.

OTHER REAL ESTATE OWNED by the Company represents property acquired through foreclosures or settlement of loans and is carried at the lower of the principal amount of the loans outstanding at the time acquired or at the estimated fair market value of the property. The Company had no other real estate owned at
December 31, 2000 or 1999.

PROFIT SHARING AND STOCK OPTION PLANS - The Company has a profit sharing plan covering substantially all its employees. The contribution is determined annually by the Board of Directors at its discretion.

The Company has a stock option plan. Stock option grants are issued with an exercise price equal to the fair value of the shares at the date of grant. In accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock
Issued to Employees, no compensation expense is recognized for the issuance of these grants.

FEDERAL HOME LOAN BANK STOCK - The Company's investment in Federal Home Loan
Bank ("FHLB") stock is carried at par value, which reasonably approximates its fair value. As a member of the FHLB system, the Company is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets or FHLB advances. At December 31, 2000, the
Company's minimum required investment was approximately $759,600. The Company may request redemption at par value of any stock in excess of the minimum required investment. Stock redemptions are at the discretion of the FHLB.

RECLASSIFICATIONS - Certain amounts reported in prior years' financial statements have been reclassified to conform to the current presentation.

BUSINESS SEGMENTS - SFAS No. 131, Disclosure about Segments of an Enterprise and
Related Information, requires public enterprises to report certain information about their operating segments in a complete set of financial statements to shareholders. It also requires reporting of certain enterprise-wide information about the Company's products and services, its activities in different geographic areas, and its reliance on major customers. The basis for determining the Company's operating segments is the manner in which management operates the business.

2.  CASH AND DUE FROM BANKS

The Company is required to maintain an average reserve balance with the Federal
Reserve Bank or maintain such reserve balance in the form of cash. The amount of average required reserve balance for the period including December 31, 2000 and
1999 was approximately $8,367,000 and $13,803,000, respectively, and was met by holding cash and maintaining an average balance with the Federal Reserve Bank.

3.  INVESTMENT SECURITIES

The amortized costs, unrealized gains, unrealized losses and approximate fair values of investment securities are as follows:

                                                                                  December 31, 2000
                                                           Amortized         Unrealized        Unrealized
                                                             Cost              Gains             Losses           Fair Value
                                                        -------------      -------------      -------------      -------------
Available-For-Sale:
  U.S. Treasury and agencies                             $ 95,461,207          $ 70,885          $ 675,411         $ 94,856,681
  U.S. Government agency mortgage-backed
    securities                                              6,770,417            33,625             35,567            6,768,475
  Obligations of states and political subdivisions         21,964,038           158,360             97,707           22,024,691
                                                        -------------      -------------     -------------        -------------
                                                        $ 124,195,662          $262,870          $ 808,685        $ 123,649,847
                                                        =============      ============      =============        =============

Held-To-Maturity:
  Obligations of states and political subdivisions       $ 17,060,488          $452,243           $ 32,973         $ 17,479,758
                                                        -------------      -------------     -------------        -------------
                                                         $ 17,060,488          $452,243           $ 32,973         $ 17,479,758
                                                        =============      ============      =============        =============

                                                                                  December 31, 1999
                                                           Amortized         Unrealized        Unrealized
                                                             Cost              Gains             Losses           Fair Value
                                                        -------------      -------------      -------------      -------------
Available-For-Sale:
  U.S. Treasury and agencies                            $ 100,477,873        $ 13,040          $ 4,073,497         $ 96,417,416
  U.S. Government agency mortgage-backed
    securities                                             14,137,374           1,536              309,302           13,829,608
  Obligations of states and political subdivisions         22,247,610          26,441              762,536           21,511,515
                                                        $ 136,862,857        $ 41,017          $ 5,145,335        $ 131,758,539

Held-To-Maturity:
  Obligations of states and political subdivisions       $ 18,010,109        $138,198            $ 249,314         $ 17,898,993
                                                        -------------      -------------     -------------        -------------
                                                         $ 18,010,109        $138,198            $ 249,314         $ 17,898,993
                                                       =============      ============      =============        =============

Investment securities having a carrying value of $33,936,363 and $41,922,018 at
December 31, 2000 and 1999, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

The carrying value and fair value of debt securities at December 31, 2000 with contractual maturity dates are shown below. Securities with serial maturities, which include mortgage-backed securities, collateralized mortgage obligations and asset-backed securities, are detailed on a separate line. Serial maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Certain obligations of U.S. government agencies and states and political subdivisions are callable by the applicable agency or political subdivision. These borrowers also have the right to call or prepay obligations with or without call or prepayment penalties.

                                                              Available-For-Sale                          Held-To-Maturity
                                                     ------------------------------------       ----------------------------------
                                                        Amortized                                 Amortized
                                                           Cost              Fair Value               Cost             Fair Value
                                                      --------------      ---------------       --------------      --------------
Due in one year or less                                  $ 6,845,783          $ 6,828,890            $ 180,000           $ 180,571
Due after one year through five years                     60,730,769           60,542,783            3,319,274           3,370,273
Due after five years through ten years                    48,749,532           48,431,833            5,362,802           5,528,581
Due after ten years                                        1,099,161            1,077,903            8,198,412           8,400,333
Serial maturities                                          6,770,417            6,768,438                    -                   -
                                                       -------------        -------------         ------------        -------------
           Total                                       $ 124,195,662        $ 123,649,847         $ 17,060,488        $ 17,479,758
                                                       =============        =============         ============        ============

There were no sales of securities available-for-sale during 2000 and 1999.

4.  LOANS RECEIVABLE

The breakdown of loans receivable at December 31 is as follows:

                                               2000              1999
                                         ----------------  ----------------

Commercial and industrial                   $104,558,973      $ 84,076,056
Real estate:
  Construction                                67,789,678        58,995,297
  Residential and commercial                 308,422,746       260,630,514
Individuals                                   47,661,761        44,889,406
Other                                          1,710,045           254,587
                                               ---------           -------

           Total                            $530,143,203      $448,845,860
                                            ============      ============

Included in the above balances are net deferred fees of $995,645 and $557,239 at
December 31, 2000 and 1999, respectively.

At December 31, 2000, loans are comprised of fixed and variable rate instruments as follows:

        Loans at fixed rates        $121,200,936
        Loans at variable rates      408,942,267
                                     -----------
                Total               $530,143,203
                                    ============

Loans at variable rates include loans that reprice immediately, as well as loans that reprice any time prior to maturity.

Approximate loan portfolio maturities on fixed-rate loans and repricings on variable-rate loans at December 31, 2000 are as follows:

                   Within 1 Year   1 to 5 Years   After 5 Years     Total
                   -------------- --------------- -------------- ---------------

Commercial and
  industrial         $ 75,682,376    $ 24,173,797    $ 4,702,800  $ 104,558,973
Real estate           137,156,507     194,037,531     45,018,386    376,212,424
Individuals            16,465,376      15,361,098     15,835,287     47,661,761
Other                   1,710,045               -              -      1,710,045
                        ---------      ---------       ---------      ---------
           Total     $231,014,304    $233,572,426   $ 65,556,473  $ 530,143,203
                     ============    ============   ============  =============

Approximately $209,098,000 of variable-rate loans will reprice within one year.
Variable residential real estate loans have maturities between 15 and 30 years;
variable commercial and industrial real estate loans typically have maturities between 5 and 10 years.

In the ordinary course of business, the Company has made loans to its directors, executive officers, principal shareholders and their associated and affiliated companies ("related parties"). All such loans have been made on the same terms as those prevailing at the time of origination to other borrowers. At December
31, 2000 and 1999 outstanding loans to related parties were $2,967,570 and
$9,209,948, respectively. Repayments of $4,449,260 and new advances of
$1,490,884 were made during the year ended December 31, 2000. The remaining decrease relates to loans to individuals who are no longer related parties.

Transactions in the allowance for loan losses of the Company for the indicated
years ended December 31 are summarized as follows:

                                2000        1999          1998
                             -----------  ----------   ----------

Balance January 1             $6,972,518  $6,202,583   $3,920,931
  Acquisitions                         -           -    1,898,078
  Provision for loan losses    1,642,833   1,392,250    1,024,650
                               8,615,351   7,594,833    6,843,659
  Loans charged off           (1,616,531)   (922,377)    (789,155)
  Recoveries                      97,679     300,062      148,079
Net loans charged off         (1,518,852)   (622,315)    (641,076)
Balance, December 31          $7,096,499  $6,972,518   $6,202,583

A summary of non-accrual loans and the related loss of interest income is presented below:

                                                     2000        1999
                                                    ---------  ---------

Non-accrual loans December 31                        $744,342   $1,922,296
Interest income that would have been earned during
  the year at original contractual rates             $ 95,461   $  189,248
Interest income actually recognized during the year  $ 18,705   $   89,871

At December 31, 2000 the Company had no loans considered impaired under SFAS No.
114, Accounting for Impaired Loans. The Company had loans totaling $1,575,557 considered impaired at December 31, 1999. The allowance allocated to impaired loans was $50,000 and $610,000 at December 31, 2000 and 1999, respectively. The amount of the allowance against impaired loans was determined after measuring impairment based on the present value of the expected future cash flows discounted at the loan's effective rate. The average recorded investment in impaired loans was $794,692, $611,600 and zero for the years ended December 31,
2000, 1999 and 1998. The Company has no commitment to extend additional credit on loans which are nonaccrual or impaired at December 31, 2000.

All of the Bank's loans, commitments and commercial and standby letters of credit have been granted to customers in the Bank's market area. Investments in state and municipal securities are not significantly concentrated within any one region of the United States. The distribution of commitments to extend credit were granted primarily to commercial borrowers as of December 31, 2000. The
Bank's loan policy does not allow the extension of credit to any single borrower or group of related borrowers in excess of a total of $3,000,000 commercial credit or $5,000,000 real estate secured credit without approval from the Board of Directors.

5.  PREMISES AND EQUIPMENT

The detail of premises and equipment is as follows:

                                                    2000          1999
                                              ---------------   ---------

Land                                             $ 4,299,170    $ 3,285,014
Buildings                                         13,358,445     12,797,816
Furniture, fixtures and equipment                 11,134,941      9,898,122
                                                  ----------      ---------
                                                  28,792,556     25,980,952
Less accumulated depreciation and amortization    10,113,939      8,763,788
                                                  ----------      ---------
           Total                                $ 18,678,617   $ 17,217,164
                                                ============   ============

6.  TIME DEPOSITS

Included in time deposits at December 31, 2000 and 1999 are $71,572,918 and
$37,429,124, respectively, of deposits $100,000 or greater.

The following table sets forth, by remaining maturity, time certificates of deposit at December 31, 2000:

                             Time Deposits of   All Other
                             $100,000 or More  Time Deposits     Total
                             ----------------  -------------- -------------

Three months or less             $ 18,635,176    $ 29,512,227  $ 48,147,403
Over three months through
  twelve months                    44,276,494     103,395,950   147,672,444
Over twelve months through
  three years                       7,745,595      22,436,598    30,182,193
Over three years                      915,653       3,771,714     4,687,367
                                     -------        ---------     ---------
           Total                $ 71,572,918    $ 159,116,489 $ 230,689,407
                                ============    ============= =============

7.  LEASES

The Company is obligated under a number of non-cancelable operating leases for land, buildings and equipment. The majority of these leases have renewal options. In addition, some of the leases contain escalation clauses tied to the consumer price index with caps.

The Company's future minimum rental payments required under land, buildings and equipment operating leases that have initial or remaining non-cancelable lease terms of one year or more are as follows:

               Year Ending December 31,
               ------------------------
        2001                            $ 872,117
        2002                            1,047,224
        2003                              921,156
        2004                              751,363
        2005                              635,902
     Thereafter                         3,607,229
                                        ---------
                Total                  $7,834,991
                                       ==========

Rent expense applicable to operating leases for the years ended December 31,
2000, 1999 and 1998 was $773,413, $509,005 and $381,080, respectively.

The Bank leases a portion of its Eugene, Oregon building to other tenants. The leases provide for monthly lease payments to the Bank in the amount of $6,267 through January 2006.

8.  INCOME TAXES

The following is a summary of consolidated income tax expense:

                               Current        Deferred      Total
                               -------------- ------------- -------------
Year ended December 31, 2000:
  Federal                         $4,752,119      $252,638    $5,004,757
  State                            1,065,770        50,956     1,116,726
                                   ---------        ------     ---------
           Total                  $5,817,889      $303,594    $6,121,483
                                  ==========      ========    ==========

Year ended December 31, 1999:
  Federal                         $4,344,151      $170,712    $4,514,863
  State                            1,015,550        33,627     1,049,177
                                   ---------        ------     ---------
           Total                  $5,359,701      $204,339    $5,564,040
                                  ==========      ========    ==========

Year ended December 31, 1998:
  Federal                         $4,685,863      $162,979    $4,848,842
  State                              434,298        64,571       498,869
                                     -------        ------       -------
           Total                  $5,120,161      $227,550    $5,347,711
                                  ==========      ========    ==========

A reconciliation of the Company's expected tax expense using the Federal income tax statutory rate to the actual effective rate is as follows:

                                                 2000     1999     1998
                                                 -----   -----    -----

Statutory Federal income tax rate                35.0%    35.0%   35.0%
Tax-exempt income                                (3.9)     (4.3)    (3.1)
State taxes, net of Federal income tax benefit    4.8       4.6      4.4
Amortization of intangibles                       2.1       1.7      1.8
Nondeductible merger expenses                     2.2
Other                                             0.6      (0.8)    (0.9)
                                                  ---      ----     ----
           Effective income tax rate             40.8%    36.3%   37.2%
                                                 ====      ====     ====

The tax effects of temporary differences which give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31 are as follows:

                                                         2000         1999
                                                      ----------- ------------
Deferred tax assets:
  Loans receivable, due to allowance for loan losses  $2,245,464   $2,164,126
  Unrealized loss on investment securities               204,389    1,101,578
  Deferred bonus                                          78,028       64,000
  Accrued liabilities                                    160,782       45,676
  Other                                                   77,181      245,184
                                                          ------      -------
           Total gross deferred tax assets             2,765,844    3,620,564

Deferred tax liabilities:
  Investment securities, due to accretion of discount     10,068       10,605
  Excess tax over book depreciation                      411,760      299,940
  Investment securities, due to FHLB stock dividends     685,652      580,736
  Deferred loan fees                                   1,332,841    1,182,659
  Other                                                       -        20,316
                                                          ------       ------
           Total gross deferred tax liabilities        2,440,321    2,094,256
                                                       ---------    ---------
                 Net deferred tax assets               $ 325,523   $1,526,308
                                                       =========   ==========

There was no valuation allowance for deferred tax assets as of December 31, 2000 and 1999, based on the Company's anticipated future ability to generate taxable income from operations.

9.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers.
These financial instruments include commitments to extend credit and standby letters of credit and financial guarantees. Those instruments involve elements of credit and interest-rate risk similar to the amounts recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, and financial guarantees written, is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company's experience has been that a majority of loan commitments are drawn upon by customers. While most commercial letters of credit are not utilized, a significant portion of such utilization is on an immediate payment basis. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral varies but may include cash, accounts receivable, inventory, premises and equipment, and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.
The Company holds cash, marketable securities, or real estate as collateral supporting those commitments for which collateral is deemed necessary.

The Company has not been required to perform on any financial guarantees during the past three years. The Company has not incurred any losses on its commitments in either 2000, 1999 or 1998.

10. EARNINGS PER SHARE

The following table reconciles basic earnings per common share (EPS) to diluted
EPS:

                                                               For the Year Ended December 31, 2000
                                                               ------------------------------------
                                                                                Weighted
                                                                                Average              Per Share
                                                              Income            Shares                Amount
                                                            ----------          ----------          ----------
Basic EPS:
  Income available to common shareholders                   $8,871,394          14,378,228            $ 0.62
  Effect of dilutive securities: stock options                      -              154,105             (0.01)
                                                            ----------          ----------          ----------
           Diluted EPS                                      $8,871,394          14,532,333            $ 0.61
                                                            ==========          ==========          ==========

                                                              For the Year Ended December 31, 1999
                                                               ------------------------------------
                                                                                Weighted
                                                                                Average              Per Share
                                                              Income            Shares                Amount
                                                            ----------          ----------          ----------
Basic EPS:
  Income available to common shareholders                   $9,762,322          14,615,030            $ 0.67
  Effect of dilutive securities: stock options                      -              183,655             (0.01)
                                                            ----------          ----------          ----------
           Diluted EPS                                      $9,762,322          14,798,685            $ 0.66
                                                            ==========          ==========          ==========

                                                              For the Year Ended December 31, 1988
                                                               ------------------------------------
                                                                                Weighted
                                                                                Average              Per Share
                                                              Income            Shares                Amount
                                                            ----------          ----------          ----------
Basic EPS:
  Income available to common shareholders                   $9,037,060          14,437,862            $ 0.63
  Effect of dilutive securities: stock options                      -              229,181             (0.01)
                                                            ----------          ----------          ----------
           Diluted EPS                                      $9,037,060          14,667,043            $ 0.62
                                                            ==========          ==========          ==========

Options to purchase 425,438 shares of common stock at prices ranging from $8.375 to $13.59 per share were outstanding during 2000 but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares, and would therefore be antidilutive.

11. PROFIT SHARING PLAN

The Bank's employees participate in a defined contribution profit sharing and
401(k) plan sponsored by the Bank. At the discretion of the Bank's Board of
Directors, the Bank may elect to contribute to the profit sharing plan based on profits of the Bank. Employees become eligible to participate in the profit sharing plan the first year they achieve 1,000 hours of service. The provision for profit sharing costs charged to expense amounted to $524,530, $579,639 and
$513,010 in 2000, 1999 and 1998, respectively.

Strand's employees participate in a defined contribution profit sharing and
401(k) plan sponsored by Strand, Atkinson, Williams & York, Inc. At the discretion of Strand's Board of Directors, Strand may elect to contribute to the profit sharing plan based on profits of Strand. Employees become eligible to participate in the profit sharing plan upon completion of two years of service.
The provision for profit sharing costs charged to net income amounted to $49,094 and $1,345 in 2000 and 1999, respectively.

12. TERM DEBT

The Bank had outstanding notes from the FHLB at December 31, 2000 and 1999 as follows:

                            December 31, 2000                                                  December 31, 1999
                                                     Interest                                                          Interest
        Amount                  Maturity               Rate                Amount                  Maturity              Rate
      ------------           ------------          ------------          ------------           ------------          ------------

       $ 7,500,000           October 2001             4.85%              $ 6,000,000            January 2000            5.84%
           118,000          November 2003             5.75%               10,000,000           February 2000            6.04%
         7,000,000          December 2003             5.30%                7,500,000            October 2001            4.85%
       $14,618,000                                                         12,500,000           December 2002            5.78%
                                                                              158,000           November 2003            5.75%
                                                                            3,000,000           December 2003            4.53%
                                                                            7,000,000           December 2003            5.30%
                                                                          $46,158,000

Interest on the above borrowings is due monthly with the principal due at maturity, with the exception of the note due November 2003, where in addition to interest a portion of the principal is due monthly.

The Bank has pledged as collateral for these notes all FHLB stock, all funds on deposit with the FHLB, all notes or other instruments representing obligations of third parties, and its instruments, accounts, general intangibles, equipment, and other property in which a security interest can be granted by the Bank to the FHLB.

The Bank had unused lines of credit of $160,531,555 at December 31, 2000.

The FHLB requires the Bank to maintain a required level of investment in FHLB stock to qualify for notes.

13. SHAREHOLDERS' EQUITY

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classifications are also subject to qualitative judgments by the regulators about risk components, asset risk weighting, and other factors.

Risk based capital guidelines issued by the Federal Reserve Bank establish a risk adjusted ratio relating capital to different categories of assets and off balance sheet exposures for bank holding companies. The Company's Tier 1 capital is comprised primarily of common equity, and excludes the equity impact of adjusting available-for-sale securities to fair value. Total capital also includes a portion of the allowance for loan losses, as defined according to regulatory guidelines.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets (as defined in the regulations), and of Tier I capital to average assets (as defined in the regulations). Management believes, as of December 31, 2000, that the Company meets all capital adequacy requirements to which it is subject.

The Company's actual capital amounts and ratios are presented in the following table:

                                                                                                           To Be Well Capitalized
                                                                               For Capital                 Under Prompt Corrective
                                                   Actual                    Adequacy Purposes                Action Provisions
                                            -----------------------         ----------------------         -----------------------
                                            Amount         Ratio            Amount         Ratio            Amount         Ratio
                                            -----------------------         ----------------------         -----------------------
As of December 31, 2000
  Total capital
    (To risk weighted assets)               $ 75,009,000    12.91%         $ 46,466,000     8.00%         $ 58,082,500    10.00%
  Tier I capital
    (To risk weighted assets)                 67,913,000    11.69%           23,233,000     4.00%           34,849,500     6.00%
  Tier 1 capital
    (To average assets)                       67,913,000     9.53%           28,518,760     4.00%           35,648,450     5.00%

As of December 31, 1999
  Total capital
    (To risk weighted assets)               $ 68,210,000    13.95%         $ 39,054,640     8.00%         $ 48,359,900    10.00%
  Tier I capital
    (To risk weighted assets)                 62,097,000    12.70%           19,527,320     4.00%           29,015,340     6.00%
  Tier 1 capital
    (To average assets)                       62,097,000     9.22%           26,942,520     4.00%           33,678,650     5.00%

The Bank is a state chartered bank with deposits insured by the Federal Deposit
Insurance Corporation ("FDIC") and is not a member of the Federal Reserve
System, and is subject to the supervision and regulation of the Director of the
Oregon Department of Consumer and Business Services, administered through the
Division of Finance and Corporate Securities and to the supervision and regulation of the FDIC. As of December 31, 2000, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions present since the notification that management believes have changed the institution's category.

14. EMPLOYEE STOCK OPTION PLAN

The Company adopted a new stock option plan that was approved by shareholders in
November 2000 which provided for grants of up to 1,000,000 shares. The plan further provides that no grants would be issued if existing options and later grants under the 2000 stock option plan exceed 10% of outstanding shares. Under the plan, the exercise price of each option equals the market price of the
Company's stock on the date of the grant, and an option's maximum term is 11 years. Options vest upon meeting performance criteria, but in all circumstances no later than six years after the date of the grant. No options have been granted under this plan as of December 31, 2000. Upon adoption of the plan, the previous stock option plan, adopted by shareholders in 1995, was terminated. The following table summarizes information about stock options outstanding at
December 31, 2000, 1999 and 1998:

                                                          2000                         1999                         1998
                                                ---------------------------   -------------------------   ------------------------
                                                                Average                      Average                      Average
                                                  Options      Price Per       Options      Price Per        Options     Price Per
                                                Outstanding      Share       Outstanding      Share        Outstanding     Share
                                                ---------------------------   -------------------------   ------------------------
Balance, beginning of year                         802,148      $ 6.80          732,138      $ 6.07           603,476     $ 2.45
Grants                                              87,618        7.79          166,835        9.31           158,514      11.45
Exercised                                          (44,643)       3.48          (61,232)       3.54           (24,990)      2.78
Canceled and returned to plan                       (7,792)       8.65          (35,593)       8.30            (4,862)     10.03
                                                  --------                     --------                      --------
Balance, end of year                               837,331      $ 7.06          802,148      $ 6.80           732,138     $ 6.07
                                                  ========                     ========                      ========
Options exercisable at end of year                 482,173                      410,143                       383,538

Average fair value of options granted during year               $ 3.11                       $ 4.22                       $ 3.52

The fair value per share of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumption for grants in 2000, 1999 and 1998: dividend yield from 1.7%
to 3.3%, risk-free interest rate of 5.1% - 5.5%, volatility of 25%-47% and expected lives of six to ten years.

The Company applies Accounting Principles Board Opinion No. 25 in accounting for its plan and, accordingly, no compensation cost has been recognized for its stock options in the accompanying consolidated financial statements. Had the
Company determined compensation cost based on the fair value at the grant date for its stock options under the Black-Scholes option-pricing model described above, as permitted in SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                             2000                   1999                    1998
                                 ---------------------  ---------------------   ---------------------

Net income, as reported                    $8,871,394             $9,762,322              $9,037,060
Net income, pro forma                      $8,650,783             $9,564,635              $8,808,956
Basic EPS, as reported                           0.62                   0.67                    0.63
Basic EPS, pro forma                             0.60                   0.65                    0.61
Diluted EPS, as reported                         0.61                   0.66                    0.62
Diluted EPS, pro forma                           0.60                   0.65                    0.60

Outstanding options at December 31, 2000 are as follows:

                                                               Weighted Average
                                                                Exercise Price
               Total Shares             Vested Shares              per Share                Expiration
          -----------------------   ----------------------   ----------------------   -----------------------

                           2,398                    2,398                   $ 1.54             2001
                           2,491                    2,491                   $ 1.69             2002
                           2,244                    2,244                   $ 1.90             2003
                           6,074                    6,074                   $ 3.10             2004
                          48,086                   23,589                   $ 3.16             2005
                         237,009                  234,302                   $ 2.74             2006
                          97,895                   49,756                   $ 8.62             2007
                          76,934                   48,032                   $ 7.61             2008
                         199,834                   86,614                  $ 11.12             2009
                          95,366                   26,673                   $ 9.27             2010
                          69,000                        -                   $ 8.38             2011

15. COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries are defendants in various legal proceedings.
Management, after reviewing these actions and proceedings with legal counsel, believes that the outcome of such proceedings will not have a materially adverse effect upon the financial position or results of operations of the Company and its subsidiaries.

In the normal course of business, there are various commitments and contingent liabilities outstanding, such as commitments to extend credit. At December 31,
2000, the Company had approximately $2,038,002 committed under standby letters of credit. The Company issues these standby letters of credit using the same guidelines as a direct loan. Management anticipates no material losses as a result of these transactions.

At December 31, 2000, outstanding commitments to advance funds amounted to
$107,335,619 of which $32,905,561 were for fixed rate loans and $74,430,058 were for variable rate loans.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following is presented pursuant to the requirements of SFAS No. 107,
Disclosures about Fair Value of Financial Instruments.

The estimated fair values of the Company's financial instruments are as follows:

                                                           December 31, 2000                           December 31, 1999
                                                   -----------------------------------         -----------------------------------
                                                       Carrying                                    Carrying
                                                        Amount             Fair Value               Amount             Fair Value
                                                   -----------------------------------         -----------------------------------
Financial assets:
  Cash and due from banks                            $ 76,952,434         $ 76,952,434           $ 63,510,056         $ 63,510,056
  Trading account securities                            1,105,868            1,105,868                474,782              474,782
  Securities held-to-maturity                          17,060,488           17,479,758             18,010,109           17,898,993
  Securities available-for-sale                       123,649,847          123,649,847            131,758,539          131,758,539
  Loans                                               530,143,203          522,601,064            448,845,860          444,283,919
  FHLB stock                                            4,527,300            4,527,300              4,245,000            4,245,000
  Mortgage loans held for sale                          1,534,060            1,534,060              1,182,951            1,182,951

Financial liabilities:
  Deposits                                          $ 681,305,294        $ 680,860,825          $ 577,297,363        $ 577,591,151
  Term debt                                            14,618,000           14,420,545             46,158,000           44,460,820

Off-balance-sheet financial instruments:
  Loan commitments                                        N/A                        -                N/A                        -
  Letters of credit                                       N/A                        -                N/A                        -

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

CASH AND SHORT-TERM INVESTMENTS - For short-term instruments, including cash and due from banks, and interest-bearing deposits with banks, the carrying amount is a reasonable estimate of fair value.

SECURITIES - For trading securities and securities available-for-sale, fair value estimates are based on quoted market prices or dealer quotes.

LOANS - Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, including commercial, real estate and consumer loans. Each loan category is further segregated by fixed and variable rate, performing, and nonperforming categories. For variable rate loans, carrying value approximates fair value. Fair value of fixed rate loans is calculated by discounting contractual cash flows at current loan offering rates.

DEPOSIT LIABILITIES - The fair value of deposits with no stated maturity, such as noninterest-bearing deposits, savings and interest checking accounts, and money market accounts, is equal to the amount payable on demand as of December
31, 2000 and 1999. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

TERM DEBT - The fair value of medium term notes is calculated based on the discounted value of the contractual cash flows using current rates at which such borrowings can currently be obtained.

LOAN COMMITMENTS AND LETTERS OF CREDIT - No fair value was ascribed, as the majority of commitments were at variable rates or had maturities of 30 days or less.

17. MERGER OF UMPQUA HOLDINGS CORPORATION AND VRB BANCORP

Effective December 1, 2000 Umpqua Holdings Corporation ("Umpqua") merged with
VRB Bancorp ("VRBA"). Each share of VRBA stock was exchanged for .8135 shares of
Umpqua stock. The transaction was accounted for under the pooling-of-interests method of accounting and, accordingly, the assets and liabilities of the two corporations were combined using historical cost. Additionally, all financial statements and footnotes have been restated for all periods presented to reflect the combined organization.

The following data summarizes the results of operations of the previously separate companies for the nine months ending September 30, 2000 and the years ended 1999 and 1998 before the acquisition. Certain reclassifications of prior period components have been made to conform to current classifications and consistent presentations. Intercompany transactions have been eliminated from the information provided.

                                                Nine months ended                                Year ended
                                               September 30, 2000             December 31, 1999              December 31, 1998
                                              ------------------------      -----------------------       -------------------------
                                              Umpqua         VRBA           Umpqua         VRBA            Umpqua         VRBA
                                              ------------------------      -----------------------       -------------------------
(In thousands)
Interest income                                 $ 22,309      $ 17,868        $ 24,688      $ 22,676         $ 20,717      $ 23,968
Interest expense                                   8,495         5,546           8,456         6,413            7,294         7,671
                                                --------      --------        --------      --------         --------      --------
   Net interest income                            13,814        12,322          16,232        16,263           13,423        16,297
Provision for loan losses                          1,409             -           1,392             -            1,025             -
Non-interest income                                7,517         1,778           4,417         1,933            3,572         1,982
Non-interest expense                              13,569         8,276          11,702        10,425            9,478        10,386
                                                --------      --------        --------      --------         --------      --------
   Income before taxes                             6,353         5,824           7,555         7,771            6,492         7,893
Provision for taxes                                2,322         2,268           2,681         2,883            2,382         2,966
                                                --------      --------        --------      --------         --------      --------
   Net income                                   $  4,031       $ 3,556         $ 4,874       $ 4,888          $ 4,110       $ 4,927
                                                ========      ========        ========      ========         ========      ========

As a result of the merger, the Company incurred $1,971,603 in merger-related expenses. The components of the charges for the year ended December 31, 2000 were as follows:

Professional fees                                     $1,209,494
Severance and relocation                                 422,656
Premises and equipment write-downs                       245,447
Computer conversions                                      76,060
Other                                                     17,946
                                                          ------
           Total                                      $1,971,603
                                                      ==========

The Company expects to incur approximately $600,000 of additional merger related expenses in early 2001 due primarily to conversion of the Company's computer systems and relocation costs. At December 31, 2000 the Company had recorded accrued merger expenses of $351,539, the majority of which relates to severance and will be paid out in the first six months of 2001.

In August 2000, the Company paid $1,500,000 to acquire Adams, Hess, Moore &
Co. ("Adams Hess"), a retail brokerage company. In November 1999, the Company paid $2,700,000 to acquire Strand, Atkinson, Williams & York ("Strand"), a retail brokerage company. In January 1998, the Company completed its acquisition of the $111 million Colonial Banking Company. These transactions were accounted for under the purchase method of accounting. The Adams Hess and Strand acquisitions provide for future contingent payments through August 2003, which will be paid if certain earnings objectives are met. If these contingent payments occur, they will be accounted for as additional goodwill and will be amortized over the remaining life of the original goodwill.

18. PARENT COMPANY FINANCIAL STATEMENTS

                                                                                                         December 31,
                                                                                             --------------------------------------
CONDENSED BALANCE SHEETS                                                                          2000                     1999
                                                                                             -------------            -------------
Assets
  Non-interest-bearing deposits with subsidiary banks                                           $ 418,177                $ 437,622
  Investments in:
    Bank subsidiary                                                                            73,584,937               67,083,630
    Nonbank subsidiary                                                                          2,951,910                2,808,305
  Receivable from bank subsidiary                                                                 800,000                  410,000
  Receivable from nonbank subsidiary                                                            1,557,234                        -
  Other assets                                                                                     79,745                   93,176
                                                                                              -----------              -----------
           Total assets                                                                       $79,392,003              $70,832,733
                                                                                              ===========              ===========
Liabilities and shareholders' equity
  Payable to bank subsidiary                                                                     $ 15,887                 $ 45,571
  Other liabilities                                                                               575,583                  461,596
                                                                                              -----------              -----------
           Total liabilities                                                                      591,470                  507,167
Shareholders' equity                                                                           78,800,533               70,325,566
                                                                                              -----------              -----------
           Total liabilities and shareholders' equity                                         $79,392,003              $70,832,733
                                                                                              ===========              ===========

                                                                                                         December 31,
                                                                                             --------------------------------------
CONDENSED STATEMENTS OF INCOME                                                                    2000                     1999
                                                                                             -------------            -------------
Income
  Dividends from subsidiaries                                                                    $5,554,708             $9,930,000
  Equity (deficiency) in undistributed earnings
    of subsidiaries                                                                               3,406,835                (98,565)
  Other income                                                                                       57,231                    444
                                                                                                -----------             -----------
           Total income                                                                           9,018,774              9,831,879

Expenses
  Management fees paid to subsidiaries                                                               64,728                 25,710
  Other expenses                                                                                    115,069                 77,606
                                                                                                -----------             -----------
           Total expenses                                                                           179,797                103,316
                                                                                                -----------             -----------
Income before income tax                                                                          8,838,977              9,728,563
Income tax benefit                                                                                  (32,417)               (33,759)
                                                                                                -----------             -----------
           Net income                                                                           $8,871,394              $9,762,322
                                                                                               ===========              ===========

                                                                                                         December 31,
                                                                                             --------------------------------------
CONDENSED STATEMENTS OF CASH FLOWS                                                                2000                     1999
                                                                                             -------------            -------------
Operating activities:
  Net income                                                                                 $8,871,394                $9,762,322
  Adjustment to reconcile net income to net cash
    provided by operating activities:
      (Equity) deficiency in undistributed earnings of
        subsidiaries                                                                         (3,406,835)                   98,565
      Increase in other liabilities                                                             159,615                   490,519
      Increase in other assets                                                                   13,431                   (34,454)
                                                                                            -----------               -----------
           Net cash provided by operating activities                                          5,637,605                10,316,952

Investing activities:
  Investment in subsidiary                                                                     (234,422)               (2,720,793)
  Net increase in receivables from subsidiaries                                              (1,947,234)                 (410,000)
                                                                                             -----------               -----------
           Net cash used by investing activities                                             (2,181,656)               (3,130,793)

Financing activities:
  Net increase (decrease) in payables to subsidiaries                                           (29,684)                   45,571
  Dividends paid                                                                             (3,484,516)               (3,271,951)
  Stock repurchased                                                                            (116,662)               (3,721,108)
  Proceeds from exercise of stock options                                                       155,468                   148,965
                                                                                            -----------               -----------
           Net cash used by investing activities                                             (3,475,394)               (6,798,523)

Change in cash and cash equivalents                                                             (19,445)                  387,636
Cash and cash equivalents, beginning of year                                                    437,622                    49,986
Cash and cash equivalents, end of year                                                        $ 418,177                 $ 437,622
                                                                                            ===========                ==========

19. SEGMENT INFORMATION

During 2000, the Company operated two primary segments, the community banking segment and the retail brokerage segment. The community banking segment consists of the Company's subsidiary Umpqua Bank which operates 26 stores from Ashland to
Portland along the I-5 corridor. The Bank offers loan and deposit products to its customers who consist of individuals, state and local governmental bodies, and small to medium size commercial companies. The retail brokerage segment consists of the Company's subsidiary Strand, Atkinson, Williams and York. Strand offers a full range of retail brokerage services and products to its clients who consist primarily of individual investors. Prior to the acquisition of Strand in
November 1999, the Company operated in only one segment - community banking.

The Company accounts for intercompany fees and services at an estimated fair value according to regulatory requirements for services provided. Intercompany items relate primarily to management services and interest on intercompany borrowings.

Summarized financial information concerning the Company's reportable segments and the reconciliation to the Company's consolidated results for the year 2000 is shown in the following table:

                            Community     Retail                Consoli-
                             Banking     Brokerage     Other       dated
                            ----------------------------------------------
(In thousands)
Interest income               $ 54,987      $   87      $   -     $ 55,074
Interest expense                19,744          57        (57)     19,744
                                ------      ------     ------      ------
   Net interest income          35,243          30         57      35,330
Provision for loan losses        1,643           -          -       1,643
Non-interest income              6,407       6,445        (13)     12,839
Non-interest expense            22,636       5,857        159      28,652
Intangible amortization            744         158          8         910
Merger expenses                  1,972           -          -       1,972
                                ------      ------     ------      ------
   Income before taxes          14,655         460       (123)     14,992
Provision for income taxes       5,932         221        (32)      6,121
                                ------      ------     ------      ------
   Net income                  $ 8,723     $   239     $  (91)  $   8,871
                               =======     =======    =======     =======

Total assets                 $ 779,180     $ 5,531     $  937   $ 785,648
Loans                        $ 530,143     $     -     $    -   $ 530,143
Deposits                     $ 681,723     $     -     $ (418)  $ 681,305

                                  * * * * * *