Form 10-K, Exhibit 13
period 2004-12-31
UMPQUA HOLDINGS CORP
filed 2005-03-31
CIK 1077771

EXHIBIT 13

nothing is impossible.

Umpqua Holdings Corporation / Annual Report 2004

is it possible to stay true to our roots as a community bank as we continue to grow?

is it feasible to improve on the highest service standards in the industry?

Umpqua Holdings Corporation / Annual Report 2004	01

can we deliver financial services products in exciting, innovative ways?

02	Umpqua Holdings Corporation / Annual Report 2004

are we capable of growing quickly in new markets after a major acquisition?

Umpqua Holdings Corporation / Annual Report 2004	03

the answer is yes, and we can prove it.

At Umpqua Holdings Corporation, we thrive on the creativity and the commitment of our 1,400 employees, who enable us to be a leading regional marketer of financial services. We’re the parent company of Umpqua Bank, an Oregon state-chartered bank with 92 locations in California, Oregon and Washington. We also own Strand, Atkinson, Williams & York, Inc., a retail brokerage firm offering services in all Umpqua Bank stores and through dedicated offices in Oregon, Washington and California. Umpqua Holdings is built on the premise that nothing is impossible, and we steadfastly refuse to be constrained by conventional wisdom. As a community bank, we embrace our responsibility to invest in the well-being of the cities, towns and neighborhoods in which we do business, and we strive to go beyond our customers’ expectations by reinventing our business every day. Umpqua Holdings is headquartered in Portland, Oregon, and you’ll find us listed on the NASDAQ National Market System under the symbol UMPQ.

04	Umpqua Holdings Corporation / Annual Report 2004

heather westing umpqua bank business customer

Umpqua Holdings Corporation / Annual Report 2004	05

marney pike umpqua bank customer

06	Umpqua Holdings Corporation / Annual Report 2004

at umpqua

no matter how big we get, we’ll
always be a community bank.

the proof

We opened for business in 1953 in Canyonville, Oregon, and have remained true to our small-town roots ever since. Because Umpqua is a community bank, the names and the faces of our customers (and their kids and pets) are important. Their financial safety, security and prosperity matter. And we care deeply about the health and well-being of the cities and towns in which they live. We support our communities both financially and through hands-on service. In fact, community involvement is part of the job description of every Umpqua associate. Our Connect volunteer program, for example, enables our associates to be paid for up to 40 hours each year for serving nonprofit organizations focused on youth and education. We also support our communities by ensuring that all banking decisions continue to be made locally—because we strongly believe that it’s our personal knowledge and connections with customers that help us succeed. Bottom line? We seek to make a difference through our stewardship, leadership and involvement and the protection and expansion of community wealth.

Umpqua Holdings Corporation / Annual Report 2004          07

we believe

there’s always a better way, another
chance to innovate and improve our
customer experience.

the proof

Because we are dedicated to exceeding our customers’ expectations, we are always looking for new ways to improve our customer experience. Our innovative store design has been at the forefront of our efforts. In 2004 we continued to roll out our next-generation design first introduced in Portland’s Pearl District. Our goal is to allow the store environment to communicate to customers that doing business with Umpqua can be rewarding, relaxing and even fun. We invite customers to drop by, get a fresh cup of specially blended Umpqua brand coffee, make a deposit or withdraw some cash, read the latest financial publications in a comfortable leather chair, check their e-mail on one of our Internet-connected computers and browse Umpqua products, including a full line of investment options from our brokerage subsidiary, Strand, Atkinson, Williams & York. You’ll even find us hosting after-hours events on topics ranging from branding your business to decorating your loft. At Umpqua we’re not just a business, we’re part of the neighborhood.

08          Umpqua Holdings Corporation / Annual Report 2004

terry gent
senior vice president
commercial banking
umpqua bank

terry gent senior vice president commercial banking umpqua bank

Umpqua Holdings Corporation / Annual Report 2004	09

tasha schmidt universal associate umpqua bank

10	Umpqua Holdings Corporation / Annual Report 2004

we’ve built

an entire culture around delivering financial
products and services to our customers
in ways that exceed their expectations.

the proof

Our culture is the heart and soul of the Umpqua experience. It includes everything we say and do as a company—from the friendly hello you get when you call or drop by, to the exceptional level of personal service every customer receives. It’s what sets us apart from our competitors and encourages the public to say, “They’re different!” One crucial aspect of the Umpqua culture is empowering our associates to handle any customer request immediately; that’s why we cross-train each associate to perform every job in our stores—from cashing a check, to opening a new account, to discussing small-business lending. To mark our progress, we needed a way to motivate, measure and reward exceptional performance. That’s why we developed our Return on Quality (ROQ) measurement, which compiles statistics every month for every store and department to evaluate the quality of our customer service. Our ultimate objective is to encourage our associates to consistently exceed our customers’ expectations.

As we tell our banking associates when they join Umpqua: “You are part of something that is making people’s lives better. You have the power to make someone’s day. Right now you are the most powerful person at this bank.” Last year we had convincing proof that our associates fully embrace our different approach: Umpqua Bank was selected as the #1 best company to work for in Oregon. This recognition was the direct result of impartial surveys conducted by Oregon Business magazine of thousands of employees who work for Oregon’s largest companies. It was without a doubt our most important achievement of 2004.

Umpqua Holdings Corporation / Annual Report 2004      11

we’re growing

quickly in new markets—our customers
discover the umpqua difference and pass
along the good news to others.

the proof

We’ve made a number of sizeable acquisitions over the past few years and as a result have entered new markets in Oregon, Washington and California. In every case each acquisition was smoothly integrated, without customer inconvenience, and we quickly gained new customers. Once Umpqua’s dynamic culture unleashes the energy of our associates to focus on service, customers are quick to respond. The result is strong, organic growth of loans and deposits—20 percent and 10 percent, respectively, last year. What better proof is there that we’re on the right track and are well prepared to continue growing in the future? When nothing is impossible, the possibilities are enormous.

12       Umpqua Holdings Corporation / Annual Report 2004

ray davis
president & ceo
umpqua holdings corporation

ray davis
president & ceo umpqua holdings corporation

Umpqua Holdings Corporation / Annual Report 2004	13

to our shareholders

Without a doubt 2004 was another great year for Umpqua Holdings Corporation. Our ongoing strategy to differentiate ourselves from our competitors through our unique and innovative product delivery systems, our passion for reinventing high-quality service standards and our commitment to empowering our associates to act on behalf of our customers continues to yield excellent results.

We realized strong growth from both of our divisions—Umpqua Bank and Strand, Atkinson, Williams & York. Umpqua Bank grew to $4.9 billion in assets, a 64 percent increase over 2003’s asset total of $3 billion. This was accomplished through strong organic growth in loans of 20 percent and deposits of 10 percent and through our entry into the fast-growing Northern California market with the acquisition of Humboldt Bancorp, a $1.6 billion financial institution. Umpqua Bank now has 92 store locations from Seattle to Sacramento! Reaching this long-term strategic goal makes this year’s report to you an especially satisfying one.

For the year 2004, excluding merger-related expenses, the company reported income of $50.7 million, or $1.40 per diluted share, compared with $35.5 million, or $1.24 per diluted share, for 2003, an increase of 13 percent. Net income for 2004 after the effect of merger-related expenses was $1.30 per diluted share, compared with $1.19 per diluted share for 2003. Other achievements for the year include the market value of Umpqua’s stock exceeding $1 billion for the first time. In addition, the company’s credit portfolio remained in excellent shape, with non-performing loans and net charge-offs, as a percentage of loans, at 0.65 percent and 0.17 percent, respectively.

We continue to focus our efforts on those areas that can provide the greatest returns to our shareholders while offering strong potential for future growth. This ongoing evaluation resulted in the sale of our merchant card processing portfolio for a $5.6 million gain, net of transaction costs, during fourth quarter 2004. Our achievements last year certainly did not go unnoticed by investors, who continue to show confidence in the company, as indicated by Umpqua Holdings’ stock price closing at $25.21 per share on December 31.

Because nothing is impossible, we continue to reinvent the way we do business.

Our financial accomplishments are the tangible results of acting on the belief that nothing is impossible. When we start with that mindset, there is no end to the innovation and creativity of Umpqua associates, who are constantly advancing the way we do business to better serve our customers and set us apart from our competitors. In 2004 this led to the rollout of our next-generation Umpqua store design (see page 8 of this report) and the introduction of training programs for our associates through Ritz-Carlton trainers, who are helping us redefine the meaning of high-quality service.

Last year we successfully reached another major strategic goal when we acquired Northern California-based Humboldt Bank, our fifth major acquisition in four years. This gave us 27 new banking locations and positioned Umpqua Bank as a major regional financial institution. The integration of Humboldt into Umpqua was accomplished smoothly, rapidly and without customer interruption. This transaction was announced in March 2004, it closed in July and full integration was successfully completed by the end of the year.

The Humboldt acquisition, much like the others we have undertaken, served to set the stage for strong organic growth in these new markets. As existing and potential customers get to know us better and discover our unique delivery system that provides for a one-of-a-kind customer experience, they invariably respond by bringing us new business. The transition to Umpqua has an energizing effect on the associates who join us and experience our service culture. Bringing all our advantages to bear in Northern California’s high-growth market will remain a strong initiative over the next few years.

We’re investing in new stores, improved infrastructure and integration of services.

New Umpqua stores opened in Bend and Tualatin, Oregon in 2004, and we plan to add additional stores in Bend, Medford, Portland, Napa and several other locations in Northern California during 2005. Our commitment to building new stores is an indication that we remain focused on internal organic growth. Given our previous successes, however, we will continue to evaluate opportunities to acquire new partners should the strategic rationale make sense and the financial metrics of a transaction be accretive for our shareholders.

14    Umpqua Holdings Corporation / Annual Report 2004

Umpqua’s future growth will require an even stronger infrastructure as well as additional training resources. To meet these demands, the company announced the completion of two major facilities during 2004. In February the company opened an expanded Training and Retail Support Center in Roseburg, Oregon. This new facility is the home of Umpqua’s university and retail administrative back-room functions. In May the company opened our new Data Processing Center in Gresham, Oregon, which now houses all our technical resources. And we recently announced that in May 2005 Umpqua Holdings will move its corporate headquarters to the newly named Umpqua Bank Plaza Building in downtown Portland.

Finally, Strand, Atkinson, Williams & York had another record year, achieving revenue production growth of 24 percent. We are particularly pleased with the success of our product and service “cross-pollination” strategy between brokerage customers of Strand, Atkinson and customers of Umpqua Bank’s Private Client Services, which provides tailored financial services and products to high-net-worth individuals. Referrals between the two divisions are growing both businesses and expanding the number of financial relationships we have with each of our customers, which in turn increases Umpqua’s overall customer retention.

What makes us successful is what makes us different.
At Umpqua we stand out from the pack because we are different. Our culture of local decision-making, employee empowerment and community involvement translates into an exciting, motivating work environment. Thus we were extremely pleased that Oregon Business magazine named Umpqua Bank #1 on its 2004 list of “The 100 Best Companies to Work For in Oregon.” This is a tremendous achievement, especially considering that many new associates have been integrated into the company through our acquisition efforts. We believe that this award is a true indicator of just how much Umpqua associates value their company culture.

A major part of the Umpqua difference is our unwavering commitment to remaining a community bank. We believe that as we continue to grow we must, at all costs, remain focused on our objective of operating as a community bank while utilizing our resources as a powerful regional financial institution. In 2004 we successfully launched our new Connect volunteer program, which has been recognized as a national model for community service. Connect was established to help strengthen the communities we serve by enabling all Umpqua associates to volunteer 40 hours of paid service annually to nonprofit organizations focused on supporting youth and education in their communities.

Today Umpqua is doing something we believe has never been accomplished in our industry: growing big enough to have a strong regional presence while remaining a community bank in every way. As we continue to grow, we will resist the conventional wisdom that leads to the growth of centralized bureaucracy in most large institutions. We have the intensity, the focus and the sense of urgency to ensure that we never forget the importance of local decision-making and personal customer care.

We have assembled an experienced senior management team with the talent and the vision to successfully grow the company. It’s a team that is completely focused on making decisions and investments based on what’s best for our future and our shareholders’ long-term interests.

Our heartfelt thanks go to the passionate group of 1,400 people who work hard to advance your company.

Best wishes,

-s- Allyn C. Ford	-s- Raymond P. Davis

Allyn C. Ford	Raymond P. Davis
Chairman of the Board	President & CEO
Umpqua Holdings Corporation	Umpqua Holdings Corporation

Umpqua Holdings Corporation / Annual Report 2004    15

financial highlights

(in thousands, except per-share data)	2004	2003	% Growth
Reconciliation of Net Income to Operating Earnings
Net income	$47,166	$34,119	38%
Add back: merger-related expenses, net of tax	3,583	1,332	169%

Operating earnings	50,749	35,451	43%

Basic earnings per-share	$1.32	$1.21	9%
Basic operating earnings per-share	1.42	1.25	14%
Diluted earnings per-share	1.30	1.19	9%
Diluted operating earnings per-share	1.40	1.24	13%

Total shareholders’ equity	$687,613	$318,969	116%
Total assets	4,873,035	2,963,815	64%
Total loans	3,467,904	2,003,587	73%
Total deposits	3,799,107	2,378,192	60%

	2004	2003	2002
Selected Performance Ratios
Return on average assets	1.20%	1.26%	1.36%
Return on average shareholders’ equity	9.61%	11.24%	13.58%
Return on average assets—operating basis[1]	1.29%	1.31%	1.47%
Return on average shareholders’ equity—operating basis[1]	10.34%	11.68%	14.64%
Return on average tangible shareholders’ equity—operating basis[1]	23.97%	24.80%	19.76%
Net interest margin (fully tax equivalent)	4.68%	4.85%	5.38%
Loans as a percentage of deposits	91.28%	84.25%	84.53%
Average shareholders’ equity to average assets	12.52%	11.20%	10.02%
Dividend payout ratio	17.00%	13.00%	15.00%

	2004	2003	2002
Asset Quality Ratios
Allowance for loan losses to total loans	1.28%	1.27%	1.39%
Non-performing loans to total loans	0.65%	0.57%	1.03%
Net charge-offs to average loans	0.17%	0.21%	0.19%

1. Based on operating earnings

operating earnings
(in millions of dollars)

diluted operating earnings per-share
(in dollars)

five-year stock performance
(in dollars)

A. Umpqua Holdings Corporation
B. NASDAQ Bank Stocks
C. S&P 500
D. NASDAQ U.S.

16      Umpqua Holdings Corporation / Annual Report 2004

corporate directory

Umpqua Holdings Corporation

Board of directors

Allyn C. Ford
Chairman of the Board
President
Roseburg Forest Products Co.

Ronald F. Angell
Of Counsel
Roberts, Hill, Bragg, Angell & Perlman

Scott Chambers
President
Chambers Communications Corporation

James D. Coleman
President & Owner
Crater Lake Motors, Inc.

Raymond P. Davis
President & CEO
Umpqua Holdings Corporation

David B. Frohnmayer
President
University of Oregon

Dan Giustina
Vice Chairman of the Board
Managing Partner
Giustina Resources

Diana E. Goldschmidt
Owner
Urban Design Works, LLC

Lynn K. Herbert
General Manager
Herbert Lumber Company

William A. Lansing
President & CEO
Menasha Forest Products Corporation

Theodore S. Mason
Retired President & CEO
Humboldt Bancorp/Humboldt Bank

Diane D. Miller
President
Wilcox, Miller & Nelson

Bryan L. Timm
VP & Chief Financial Officer
Columbia Sportswear Co.

Tom W. Weborg
Retired President & CEO
Java City

Executive management

Raymond P. Davis
President & CEO
Umpqua Holdings Corporation

Barbara J. Baker
SVP, Human Resources
Umpqua Holdings Corporation

Richard M. Carey
EVP, Retail Sales & Service
Umpqua Bank Oregon

Brad F. Copeland
EVP, Chief Credit Officer
Umpqua Holdings Corporation

David M. Edson
President
Umpqua Bank Oregon

Mark A. Francis
EVP, Commercial Banking
Umpqua Bank California

Gary R. Gray
EVP, Retail Administration
Umpqua Bank

Lani C. Hayward
SVP, Marketing
Umpqua Holdings Corporation

Jan W. Jansen
President
Strand, Atkinson, Williams & York, Inc.

Steve A. May
EVP, Retail Sales & Service
Umpqua Bank California

Gary F. Neal
SVP, Chief Auditor
Umpqua Holdings Corporation

Mike V. Paul
President, Private Client Services
Umpqua Bank Oregon

Steven L. Philpott
EVP, General Counsel, Secretary
Umpqua Holdings Corporation

Daniel A. Sullivan
EVP, Chief Financial Officer
Umpqua Holdings Corporation

Mark J. Tarmy
EVP & Chief Information Officer
Umpqua Holdings Corporation

Stock trading market

Umpqua Holdings Corporation
trades on the NASDAQ National
Market System under the
symbol UMPQ.

Headquarters and investor information

Umpqua Holdings Corporation
One SW Columbia Street
Suite 1200
Portland, OR 97258
971.544.1085
www.umpquaholdingscorp.com

Transfer agent

Mellon Investor Services
P.O. Box 3315
South Hackensack, NJ 07606
1.800.922.2641
www.melloninvestor.com

Annual shareholders’ meeting

The 2005 annual meeting of
Umpqua Holdings Corporation
will be held at 6 p.m. on
May 6, 2005.
Umpqua Bank University and
Support Center
1740 NW Garden Valley Blvd.
Roseburg, OR 97470

This report includes forward-looking statements within the meaning of the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including those set forth from time to time in the company’s filings with the SEC. You should not place undue reliance on forward-looking statements and we undertake no obligation to update such statements. Specific risks in this report include the company’s ability to open new stores in California and Oregon and experience continued growth in 2005.

© 2005 Umpqua Holdings Corporation Printed in USA. All rights reserved.

Umpqua Holdings Corporation
One SW Columbia Street
Suit 1200
Portland Oregon 97258
www.umpquaholdingscorp.com